UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU

CCU - Management's Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2017 based on the criteria established in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and, based on such criteria, our management has concluded that, as of December 31, 2017, our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by PwC Chile, an independent registered public accounting firm, as stated in their report which appears herein.

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

By: /s/
Chief Executive Officer

/s/
Chief Financial Officer

Dated: February 28, 2018

Distribution:
Investor Relation Manager
PwC Chile
Chief Financial Officer
Legal Affairs Manager

Vitacura 2670 / Las
Santiago / Chile
Tel.:(56-2) 427 3000
Fax:(56-2) 427 3333
www.ccu.cl

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

 CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of and for the year ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December, 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 2940 0000 | www.pwc.cl

Compañía Cervecerías Unidas S.A.
2

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

Santiago – Chile
February 28, 2018

We have served as the Company's auditor since at least 1992, which is when the Company became subject to SEC reporting requirements. We have not determined the specific year we began serving as auditor of the Company.

INDEX

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)	4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)	5
CONSOLIDATED STATEMENT OF INCOME	6
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	7
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	8
CONSOLIDATED STATEMENT OF CASH FLOW	9
Note 1 General Information	10
Note 2 Summary of significant accounting policies	21
2.1 Basis of preparation	21
2.2 Basis of consolidation	23
2.3 Financial information as per operating segments	24
2.4 Foreign currency and unidad de fomento (Adjustment unit)	24
2.5 Cash and cash equivalents	25
2.6 Other financial assets	25
2.7 Financial instruments	25
2.8 Financial asset impairment	27
2.9 Inventories	28
2.1 Current biological assets	28
2.11 Other non-financial assets	28
2.12 Property, plant and equipment	28
2.13 Leases	29
2.14 Investment property	29
2.15 Intangible assets other than goodwill	29
2.16 Goodwill	30
2.17 Impairment of non-financial assets other than goodwill	31
2.18 Non-current assets of disposal groups classified as held for sale	31
2.19 Income taxes	31
2.2 Employees benefits	32
2.21 Provisions	32
2.22 Revenue recognition	32
2.23 Commercial agreements with distributors and supermarket chains	33
2.24 Cost of sales of products	33
2.25 Other expenses by function	33
2.26 Distribution expenses	33
2.27 Administrative expenses	33
2.28 Environment liabilities	34
Note 3 Estimates and application of professional judgment	34
Note 4 Accounting changes	34
Note 5 Risk Administration	35
Note 6 Financial Information as per operating segments	41
Note 7 Financial Instruments	49
Note 8 Cash and cash equivalents	55
Note 9 Other non-financial assets	60
Note 10 Trade and other receivables	61
Note 11 Accounts and transactions with related parties	63
Note 12 Inventories	69

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2017	As of December 31, 2016
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	170,044,602	134,033,183
Other financial assets	7	10,724,196	8,406,491
Other non-financial assets	9	15,834,225	15,861,294
Trade and other current receivables	10	286,213,598	280,788,133
Accounts receivable from related parties	11	5,810,764	3,536,135
Inventories	12	201,987,891	199,311,538
Biological assets	13	8,157,688	7,948,379
Current tax assets	24	29,201,159	29,423,479
Total current assets other than non-current assets of disposal groups classified as held for sale		727,974,123	679,308,632
Non-current assets of disposal groups classified as held for sale	14	2,305,711	2,377,887
Total Non-current assets of disposal groups classified as held for sale		2,305,711	2,377,887
Total current assets		730,279,834	681,686,519

Non-current assets
Other financial assets	7	1,918,191	203,784
Other non-financial assets	9	5,431,635	4,727,722
Trade and other non-current receivables	10	3,330,606	3,563,797
Accounts receivable from related parties	11	258,471	356,665
Investments accounted for using equity method	16	99,270,280	64,404,946
Intangible assets other than goodwill	17	77,032,480	77,934,155
Goodwill	18	94,617,474	96,926,551
Property, plant and equipment (net)	19	917,913,428	904,104,722
Investment property	20	5,825,359	6,253,827
Deferred tax assets	24	40,351,329	31,864,635
Total non-current assets		1,245,949,253	1,190,340,804
Total Assets		1,976,229,087	1,872,027,323

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2017	As of December 31, 2016
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	53,591,658	66,679,933
Trade and other current payables	22	281,681,553	259,739,479
Accounts payable to related parties	11	10,069,043	9,530,071
Other current provisions	23	349,775	409,164
Current tax liabilities	24	22,526,634	11,806,434
Provisions for employee benefits	25	26,232,493	22,838,228
Other non-financial liabilities	26	74,298,299	71,369,972
Total current liabilities		468,749,455	442,373,281
Non-current liabilities
Other financial liabilities	21	161,001,732	117,944,033
Trade and other non-current payables	22	541,783	1,082,898
Other non-current provisions	23	1,240,389	1,323,520
Deferred tax liabilities	24	94,350,111	86,815,458
Provisions for employee benefits	25	23,517,009	21,832,415
Total non-current liabilities		280,651,024	228,998,324
Total liabilities		749,400,479	671,371,605

EQUITY
Equity attributable to equity holders of the parent	27
Paid-in capital		562,693,346	562,693,346
Other reserves		(178,075,279)	(142,973,378)
Retained earnings		716,458,990	657,578,187
Total equity attributable to equity holders of the parent		1,101,077,057	1,077,298,155
Non-controlling interests	28	125,751,551	123,357,563
Total Shareholders' Equity		1,226,828,608	1,200,655,718
Total Liabilities and Shareholders' Equity		1,976,229,087	1,872,027,323

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31.
		2017	2016	2015
		ThCh$	ThCh$	ThCh$
Net sales		1,698,360,794	1,558,897,708	1,498,371,715
Cost of sales	29	(798,738,655)	(741,819,916)	(685,075,251)
Gross margin		899,622,139	817,077,792	813,296,464
Other income by function	30	6,717,902	5,144,154	6,577,244
Distribution costs	29	(290,227,129)	(270,835,822)	(277,599,722)
Administrative expenses	29	(142,514,649)	(155,322,295)	(128,135,799)
Other expenses by function	29	(238,704,061)	(195,412,109)	(209,201,189)
Other gains (losses)	31	(7,716,791)	(8,345,907)	8,512,000
Income from operational activities		227,177,411	192,305,813	213,448,998
Finance income	32	5,050,952	5,680,068	7,845,743
Finance costs	32	(24,166,313)	(20,307,238)	(23,101,329)
Share of net loss of joint ventures and associates accounted for using the equity method	16	(8,914,097)	(5,560,522)	(5,228,135)
Foreign currency exchange differences	32	(2,563,019)	456,995	957,565
Result as per adjustment units	32	(110,539)	(2,246,846)	(3,282,736)
Income before taxes		196,474,395	170,328,270	190,640,106
Tax income (expense)	24	(48,365,976)	(30,246,383)	(50,114,516)
Net income of year		148,108,419	140,081,887	140,525,590

Net income attibutable to:
Equity holders of the parent		129,607,353	118,457,488	120,808,135
Non-controlling interests	28	18,501,066	21,624,399	19,717,455
Net income of year		148,108,419	140,081,887	140,525,590
Net income per share (Chilean pesos) from:
Continuing operations		350.76	320.59	326.95
Diluted earnings per share (Chilean pesos) from:
Continuing operations		350.76	320.59	326.95

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31.
		2017	2016	2015
		ThCh$	ThCh$	ThCh$
Net income of year		148,108,419	140,081,887	140,525,590
Other income and expenses charged or credited againts equity
Cash flow hedges before tax (1)	27	(5,661)	84,962	80,693
Exchange differences on translation (1)	27	(34,786,480)	(27,280,176)	(29,678,944)
Gains (losses) from defined benefit plans before tax	27	19,669	(2,355,384)	(939,433)
Income tax relating to cash flow hedges (1)	27	728	(20,648)	(17,563)
Income tax relating to defined benefit plans	27	(47,228)	659,198	314,541
Total other comprehensive income and expense		(34,818,972)	(28,912,048)	(30,240,706)
Total Comprehensive income (expense)		113,289,447	111,169,839	110,284,884
Comprehensive income (expense) attributable to:
Equity holders of the parent (2)		96,580,893	91,752,250	92,606,720
Non-controlling interests		16,708,554	19,417,589	17,678,164
Total Comprehensive income (expense)		113,289,447	111,169,839	110,284,884

(1)     These items will be reclassified to Consolidated Statement of Income once they are settled.

(2)     Corresponds to the income for the year if no income or expenses have been recorded directly against shareholder´s equity.

.

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2015	562,693,346	(67,782,858)	(43,370)	(1,712,687)	(5,511,629)	537,945,375	1,025,588,177	122,911,741	1,148,499,918
Changes
Interim dividends (1)	-	-	-	-	-	(24,387,190)	(24,387,190)	-	(24,387,190)
Interim dividends according to policy (2)	-	-	-	-	-	(36,016,878)	(36,016,878)	-	(36,016,878)
Other increase (decrease) in Equity (3)	-	-	-	-	25,543	-	25,543	(10,884,132)	(10,858,589)
Total Comprehensive income (expense)	-	(27,652,528)	40,844	(589,731)	-	120,808,135	92,606,720	17,678,164	110,284,884
Total changes in equity	-	(27,652,528)	40,844	(589,731)	25,543	60,404,067	32,228,195	6,794,032	39,022,227
AS OF DECEMBER 31, 2015	562,693,346	(95,435,386)	(2,526)	(2,302,418)	(5,486,086)	598,349,442	1,057,816,372	129,705,773	1,187,522,145
Balanced as of January 1, 2016	562,693,346	(95,435,386)	(2,526)	(2,302,418)	(5,486,086)	598,349,442	1,057,816,372	129,705,773	1,187,522,145
Changes
Interim dividends (1)	-	-	-	-	-	(24,387,190)	(24,387,190)	-	(24,387,190)
Interim dividends according to policy (2)	-	-	-	-	-	(34,841,553)	(34,841,553)	-	(34,841,553)
Other increase (decrease) in Equity (3)	-	-	-	-	-	-	-	(14,413,649)	(14,413,649)
Effects business combination (7)	-	-	-	-	-	-	-	363,139	363,139
Total Comprehensive income (expense)	-	(25,123,546)	41,607	(1,623,299)	-	118,457,488	91,752,250	19,417,589	111,169,839
Increase (decrease) through changes in ownership interests in subsidaries (4)	-	-	-	-	(13,041,724)	-	(13,041,724)	(11,715,289)	(24,757,013)
Total changes in equity	-	(25,123,546)	41,607	(1,623,299)	(13,041,724)	59,228,745	19,481,783	(6,348,210)	13,133,573
AS OF DECEMBER 31, 2016	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	657,578,187	1,077,298,155	123,357,563	1,200,655,718
Balanced as of January 1, 2017	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	657,578,187	1,077,298,155	123,357,563	1,200,655,718
Changes
Final dividends (6)	-	-	-	-	-	(5,922,874)	(5,922,874)	-	(5,922,874)
Interim dividends (1)	-	-	-	-	-	(25,865,201)	(25,865,201)	-	(25,865,201)
Interim dividends according to policy (2)	-	-	-	-	-	(38,938,475)	(38,938,475)	-	(38,938,475)
Other increase (decrease) in Equity (3)	-	-	-	-	-	-	-	(8,805,260)	(8,805,260)
Total Comprehensive income (expense)	-	(32,982,829)	(10,837)	(32,794)	-	129,607,353	96,580,893	16,708,554	113,289,447
Increase (decrease) through changes in ownership interests in subsidaries (5)	-	-	-	-	(2,075,441)	-	(2,075,441)	(5,509,306)	(7,584,747)
Total changes in equity	-	(32,982,829)	(10,837)	(32,794)	(2,075,441)	58,880,803	23,778,902	2,393,988	26,172,890
AS OF DECEMBER 31, 2017	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	716,458,990	1,101,077,057	125,751,551	1,226,828,608

(1)      Related to dividends declared as of December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.

(2)      Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 27) and the interim dividends declared as of December 31 of each year.

(3)      Mainly related to dividends to Non-controlling interest.

(4)      In 2016, the Company, through its subsidiaries Aguas CCU-Nestlé Chile S.A. and Embotelladoras Chilenas Unidas S.A., acquired an additional interest of Manantial S.A. for an amount of ThCh$ 19,111,686, with a carrying amount to ThCh$ 3,816,220, gererating in a decrease in Other reserves of ThCh$ 7,801,153 (see Note 1 (1)). Additionally, during 2016 the Company, through its subsidiary Compañía Industrial Cervecera S.A. acquired an additional interest in Los Huemules SRL. for an amount of ThCh$ 118,092, with a carrying amount of ThCh$ 312,103, resulting in an increase in Other reserves of ThCh$ 194,000 (see Note 1 (4)). Finally during 2016, the joint venture Foods acquired an additional interest in Alimentos Nutrabien S.A. for an amount of ThCh$ 14,352,706, with a carrying amount of ThCh$ 3,497,385, resulting in a decrease of ThCh$ 5,426,209.

(5)      During 2017, through its subsidiary CCU Inversiones S.A., the Company acquired an additional interest of VSPT for an amount of ThCh$ 7,800,000 with a carrying amount of ThCh$ 5,724,003, generated, at CCu's consolidated level, a decrease in Other reserves of ThCh$ 2,075,441.

(6)      Corresponds to the differences between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income ( see Note 27).

(7)      Corresponds to the non-controlling interest from the business combination of paraguayan company Sajonia Brewing Company S.R.L. (see Note 1 (2)).

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2017	2016	2015
		ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		2,027,615,713	1,862,763,071	1,770,338,769
Other proceeds from operating activities		27,287,853	23,086,788	20,467,143
Classes of cash payments from operating activities:
Payments of operating activities		(1,263,418,419)	(1,216,451,995)	(1,120,571,276)
Payments of salaries		(202,321,289)	(201,389,122)	(178,915,580)
Other payments for operating activities		(262,820,379)	(228,011,323)	(220,365,087)
Dividends received		264,079	34,380	45,492
Interest paid		(18,564,514)	(16,958,068)	(19,813,502)
Interest received		4,870,651	5,635,697	6,476,628
Income tax reimbursed (paid)		(40,656,061)	(47,055,951)	(44,584,176)
Other cash movements	31	(10,096,203)	8,360,871	6,432,461
Net cash flows from operating activities		262,161,431	190,014,348	219,510,872

Cash flows from (used in) investing activities
Cash flows used to obtain control of subsidaries or other businesses	8	-	(641,489)	-
Cash flows used to purchase non-controlling interests	8	(1,149,689)	(2,174,370)	(1,921,245)
Charges to related entities		-	-	6,709,845
Other charges on the sale of interests in joint ventures		1,058,984	512,596	-
Other payments to acquire interests in joint ventures	8	(49,312,890)	(27,043,481)	(42,163,032)
Proceeds from sales of property, plan and equipment		1,554,696	2,753,539	2,776,474
Purchase of property, plant and equipment		(123,526,778)	(125,691,740)	(129,668,910)
Purchases of intangibles assets		(2,238,702)	(3,191,685)	(2,062,012)
Other cash movements		-	469,240	518,711
Net cash flows used in investing activities		(173,614,379)	(155,007,390)	(165,810,169)

Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(7,800,000)	(19,111,686)	-
Proceeds from long-term loans		40,850,000	3,804,384	19,570,689
Proceeds from short-term loans		16,927,169	19,345,325	23,358,700
Total proceeds from loans		57,777,169	23,149,709	42,929,389
Loan payments		(23,085,760)	(25,295,124)	(54,797,023)
Payments of finance lease liabilities		(1,414,228)	(1,530,851)	(1,697,649)
Payments of loan from related parties		(717,900)	(750,000)	(601,494)
Dividends paid		(75,128,211)	(69,819,729)	(66,147,145)
Other cash movements		(2,632,268)	(1,702,224)	(2,525,569)
Net cash flows used in financing activities		(53,001,198)	(95,059,905)	(82,839,491)

Net decrease in cash equivalents, before the effect of changes in exchange rate		35,545,854	(60,052,947)	(29,138,788)
Effects of changes in exchange rates on Cash and cash equivalents		465,565	1,531,891	6,918,151

Cash and cash equivalents, beginning of the year		134,033,183	192,554,239	214,774,876
Cash and cash equivalents, final of the year	8	170,044,602	134,033,183	192,554,239

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 1 General Information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) (ex Superintendencia de Valores y Seguros or Local Superintendence of Equity Securities, (SVS)) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each ADS, effective as of December 20, 2012.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewery, the second largest brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest producer of bottled mineral water and nectar in Chile and one of the largest pisco producers in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business involving home delivery of purified water in dispensers, and in the rum and candy industry in Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks and beer distribution in Uruguay, Paraguay, Colombia and Bolivia.

In Chile, its portfolio of brands in the beer category, consists of its own CCU brands, international licensing brands and distribution of Craft brands. CCU’s own brands which correspond to national products, produced, marketed and distributed by Cervecería CCU, which include the following brands, among others, Cristal, Cristal Cero 0°, Cristal Cero Radler, Escudo, Royal Guard, Morenita, Dorada, Andes and Stones in its Lemon, Maracuyá and Apple varieties. The international licensing brands, of which some are produced and other are imported, marketed and distributed by Cervecería CCU, include, among others, the Tecate, Coors, Heineken and Sol brands. The Craft distribution brands, which are beer that is created and produced in their original breweries and are marketed and distributed in partnership with Cervecera CCU, Austral, Kunstmann, Szot, Guayacán, D´olbek and Blue Moon beer.

In Argentina, CCU produces beer in its plants located in Salta, Santa Fé and Luján. Its main brands are Schneider, Imperial, Palermo, Bieckert, Santa Fé, Salta, Córdoba and it is the holder of exclusive license for the production and marketing of Budweiser, Miller, Heineken, Amstel and Sol. CCU also imports Kunstmann beer, and exports beer to different countries, mainly under the Schneider and Heineken brands. Until December 31, 2017 in Argentina, CCU was the exclusive distributor of the Red Bull energy drink. Besides, participates in the cider business, with control of Saenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888”. Also participates in the spirits business, which it market under the El Abuelo brand, in adittion of importing other liquors from Chile.

In Uruguay, the Company participates in the mineral water and soft drinks business with the Nativa and Nix brands, flavored waters with the Nativa brand, soft drinks with the Nix brand and nectars with Watt´s brand. In addition, it sells imported beer under the Heineken, Schneider and Kuntsmann brands.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drink business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente, Zuma and the Full Power isotonic drink. These brands include its own, licensed and imported brands. The Company in the beer business is owner of Sajonia brand and imports Heineken, Coors Light, Coors 1873, Schneider, Paulaner and Kunstmann, brands.

Since November 2014, in Colombia, CCU participates in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (“CCC”). Its portfolio includes the imported Heineken, Amstel, Murphys and Buckler brands. Its has exclusive licensing contracts for importing, distributing and producing Heineken beer in Colombia. In October 2015 Coors and Coors Light brands were incorporated to CCC’s brand portfolio through licensing contract for the production and/or marketing of those brands. As of April and July of 2016, the Tecate and Sol brands were incorporated, respectively, with a licensing contract to produce and/or market them. During April 2017 the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them.

In Bolivia, through its associate Bebidas Bolivianas BBO S.A. (BBO), the Company participates in the non-alcoholic and alcoholic beverage business since May 2014. Its portfolio of non-alcoholic brands, both owned and licensed, includes the Mendocina, Free Cola, Sinalco, Real and Natur-all brands. The alcoholic brands are Real, Capital and Cordillera. In addition BBO markets imported Heineken beer.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

In the Chile operating segment, in the non-alcoholic beverages category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Cachantun, Más, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Life Water, Lipton Ice Tea, Ocean Spray, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pure Life, Watt’s and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink and Perrier water. Through a joint venture it also has its own brands, Sprim and Fructus and a license for the Vivo and Caricia brands.

Aditionally, in the Chile operating segment, in the pisco category, CCU owns the Mistral, Campanario, Horcón Quemado, Control C, Tres Erres, Espíritu de los Andes, La Serena, Iceberg and Ruta Cocktail brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Fehrenberg brand and is the exclusive distributor in Chile of Pernod Ricard whisky, vodka and others liquors in the traditional channel.

In the Wine operating segment, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), CCU produces wines and sparkling wines, which are sold in the domestic and overseas markets, exporting to more than 80 countries. The main brands of Viña San Pedro are Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Épica, 35 Sur, GatoNegro, Gato, Manquehuito and San Pedro Exportación. Viña Tarapacá’s brands include: Gran Reserva Etiqueta Azul, Gran Reserva Etiqueta Negra, Gran Reserva Etiqueta Blanca, Gran Tarapacá, León de Tarapacá and Tarapacá Varietal. Viña Santa Helena’s brands portfolio includes: Selección del Directorio, Siglo de Oro, Santa Helena Varietal, Alpaca, Gran Vino and Santa Helena. Viña San Pedro Tarapacá S.A. is also present in the domestic and international markets with the Misiones de Rengo, Viña Mar, Casa Rivas and Leyda vineyards in Chile and with the Finca La Celia and Tamari vineyards in Argentina.

At the end of 2015, the joint venture in Foods Compañía de Alimentos CCU S.A. ("Foods"), which participates in the business of snacks and food in Chile, sold the Calaf and Natur brands to Empresas Carozzi S.A. In addition Foods it is the main sharehorlder of Alimentos Nutrabien S.A. and owns the Nutra Bien brand.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Amstel in Argentina (1)	July 2022
Austral in Chile (3)	July 2018
Blue Moon in Chile (4)	December 2021
Budweiser in Argentina (16)	December 2025
Coors in Paraguay	Negotiating the terms of a new contract
Coors in Chile (5)	December 2025
Coors in Argentina (6)	December 2019
Coors in Colombia (6)	December 2020
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2018
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2018
Heineken in Bolivia (9)	December 2024
Heineken in Paraguay	Negotiating the terms of a new contract
Heineken in Chile, Argentina and Uruguay (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Miller in Argentina (11)	December 2026
Miller and Miller Genuine Draft in Colombia (14)	December 2026
Nestlé Pure Life in Chile (7)	December 2022
Paulaner in Paraguay	April 2019
Pepsi, Seven Up and Mirinda in Chile	December 2043
Red Bull in Argentina (15)	December 2017
Red Bull in Chile (12)	Indefinitely
Schneider in Paraguay	Negotiating the terms of a new contract
Sol in Chile and Argentina (10)	10 years renewables
Sol in Colombia (2)	March 2028
Té Lipton in Chile	March 2020
Tecate in Colombia	March 2028
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2019
Watt´s in Uruguay	99 years

(1)   After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(2)   The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.

(3)   Renewable for periods of two years, subject to the compliance of the contract conditions

(4)   If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years  (Rolling Contract).

(5)   After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.

(6)   License renewable for one period of 5 years, subject to the compliance of the contract conditions.

(7)   License renewable for periods of 5 years, subject to the compliance of the contract conditions.

(8)   Renewable for an additional period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo Spa, subject to the compliance of the contract conditions.

(9)   License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.

(10)  License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(11)  After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given

(12)  Indefinite contract, notice of termination 6 months in advance. The earliest possible effective date of termination is October 31, 2018. Indefinite contract, notice of termination must be given 6 months in advance. The earliest possible effective date of termination is October 31, 2018.

(13)  License subject to the terms and conditions of the "International Association Agreement" signed in February 2016 between CCU and Watt's SA.

(14)  Distribution will begin in April 2017 and the begin of local production is estimated by October 2019.

(15) This license was not renew.

(16) On September 6, 2017 the Company communicated to the Comisón para el Mercado Financiero that CCU and Compañía Cervecerías Unidas Argentina S.A. (“CCU-A”), entity organized under the laws of the Republic of Argentina and subsidiary of CCU, have agreed with Anheuser-Busch InBev S.A./N.V. (“ABI” and together with CCU-A the “Parties”), an offer letter (“Term Sheet”) which, amongst other matters, contemplates an early termination of the license agreement in Argentina of the brand “Budweiser”, signed between CCU-A and Anheuser-Busch, Incorporated (today Anheuser-Busch LLC, a subsidiary of ABI), dated March 26, 2008, which is subject to the laws of the State of New York, United States of America (the “License Agreement”).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

      The Transaction is subject to prior approval by the Comisión Nacional de Defensa de la Competencia (“CNDC”), the anti-trust authority in Argentina (the “Suspensive Condition”). Therefore, all steps that are described below will become effective upon fulfilment of the Suspensive Condition.

      The Parties have agreed that the Suspensive Condition will need to be fulfilled on or before March 31, 2018, automatically extended until June 30, 2018.

      The general aspects of the Transaction are as follows:

      a)    Description of the Transaction.

             Subject to the Suspensive Condition, the Parties shall early terminate the License Agreement (the “Early Termination”). Considering the Early Termination of the License Agreement, ABI directly or through any of its subsidiaries (hereinafter together referred to as the “ABI Group”), will pay to CCU-A an amount of US$ 306,000,000 (three hundred and six million US dollars).

             Also, and subject to the Suspensive Condition, ABI will transfer to CCU-A (a) the ownership of the brands Isenbeck and Diosa. This does not include the productive plant owned by Cervecería Argentina S.A. Isenbeck (“CASA Isenbeck”) located in Zárate, province of Buenos Aires, Argentina (which will continue to operate under the ownership of the ABI Group), nor the contracts with its employees and/or distributors, nor the transfer of any liability of CASA Isenbeck; (b) the ownership of the following registered brands in Argentina: Norte, Iguana and Báltica; and (c) the obligation of ABI to make its reasonable best efforts to cause that certain international premium beer brands are licensed to CCU-A (together with the brands identified in letter (b) above and with the brand Diosa referred to as the “Group of Brands”) in the Argentinean territory.

             In order to establish a smooth transition of the brands that are transferred by virtue of the Transaction, the Parties will enter into the following contracts (all together with the Early Termination referred to as the “Transaction”):

             (i)    Contract by virtue of which CCU-A will produce for the ABI Group part or all of the volume of the beer Budweiser, for a period of up to one year;

             (ii)   Contract by virtue of which the ABI Group will produce for CCU-A part or all of the volume of the beer Isenbeck, for a period of up to one year;

             (iii)  Contract by virtue of which the ABI Group will produce and distribute the Group of Brands, on behalf of CCU-A, for a period of maximum three years; and

             (iv)  Other agreements, documents and/or contracts that the Parties deem necessary for the Transaction (the “Transaction Documents”).

      b)    Status of the Transaction.

         The Parties have signed the Term Sheet which is binding. The execution of the Transaction Documents is pending. At the same time, and as previously indicated, the effects of the Transaction are subject to the fulfillment of the Suspensive Condition. At the date of issuance of these consolidated financial statements this condition is maintained.

      c)    Estimated time for the Execution of the Transaction.

             The Parties will present to the CNDC, as soon as possible, the information in order to obtain the respective authorization. Any relevant news regarding this process will be communicated in due course.

      d)    Effects of the Transaction.

             This agreement with AB InBev consists in an exchange of brands, where subject to approval by the competent authority, it will be finished by an early termination of the license agreement of the Budweiser brand in exchange for a portfolio of brands that represent similar volumes and different payments for an amount up to 400 million of US Dollars before taxes, in a period of three years.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2017 the Company had a total 8,270 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	16
Managers and Deputy Managers	74	396
Other workers	279	7,858
Total	363	8,270

These Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

The Company’s functional currency and presentation currency is the Chilean peso, except for subsidiaries in Chile, Argentine, Uruguay and Paraguay that use the US Dollar, Argentine peso, Uruguayan Peso and Paraguayan guaraní respectively. The functional currency of joint operations an associates in Colombia and Bolivia, are the Colombian peso and the Boliviano respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currency is not the Chilean peso, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate.

These consolidated financial statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures in the Consolidated Statement of Financial Position and their explanatory notes are presented compared to the previous year (2016) and the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and their explanatory notes are presented compared with 2016 and 2015.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 60% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V., each with a 50% equity participation.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The consolidated financial statements include the following direct and indirect significant subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2017			As of December 31, 2016
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A. (1)	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A.	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (5)	76,248,389-0	Chile	Chilean Pesos	99.9999	0.0001	100.0000	99.9997
Bebidas CCU-PepsiCo SpA.	76,337,371-1	Chile	Chilean Pesos	-	49.9866	49.9866	49.9866
CCU Inversiones II Ltda. (2)	76,349,531-0	Chile	US Dollar	99.5065	0.4934	99.9999	99.9996
Bebidas Carozzi CCU SpA.	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Promarca Internacional SpA.	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (6)	76,593,550-4	Chile	Chilean Pesos	98.8398	1.1335	99.9733	99.9733
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	-
New Ecusa S.A.	76,718,230-9	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Promarca S.A.	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Vending y Servicios CCU Ltda.	77,736,670-K	Chile	Chilean Pesos	-	99.9738	99.9738	99.9738
Inversiones Invex CCU Ltda.	78,418,890-6	Chile	US Dollar	6.7979	93.1926	99.9905	99.9905
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	90.9100	9.0866	99.9966	99.9966
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (6)	91,041,000-8	Chile	Chilean Pesos	-	67.1992	67.1992	64.6980
Manantial S.A. (1)	96,711,590-8	Chile	Chilean Pesos	-	50.5507	50.5507	50.5507
Viña Altaïr SpA. (7)	96,969,180-9	Chile	Chilean Pesos	-	67.1992	67.1992	64.6980
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Viña del Mar de Casablanca S.A. (7)	96,993,110-9	Chile	Chilean Pesos	-	-	-	64.6980
Embotelladora Chilenas Unidas S.A. (1)	99,501,760-1	Chile	Chilean Pesos	99.0670	0.9164	99.9834	99.9834
Viña Valles de Chile S.A.	99,531,920-9	Chile	Chilean Pesos	-	67.1992	67.1992	64.7080
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9866	99.9866	99.9866
Viña Orgánica SPT S.A.	99,568,350-4	Chile	Chilean Pesos	-	67.1992	67.1992	64.6980
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Andina de Desarrollo S.A.	0-E	Argentina	Argentine Pesos	-	59.1970	59.1970	59.1970
Cía. Cervecerías Unidas Argentina S.A. (3)	0-E	Argentina	Argentine Pesos	-	99.9924	99.9924	99.9924
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	-	99.9949	99.9949	99.9949
Finca Eugenio Bustos S.A.	0-E	Argentina	Argentine Pesos	-	67.1992	67.1992	64.6980
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	67.1992	67.1992	64.6980
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	75.4931
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	-	89.9150	89.9150	89.9149
International Spirits Investments USA LLCC	0-E	United States	US Dollar	-	80.0000	80.0000	-
CCU Investments Limited (5)	0-E	Cayman Islands	US Dollar	-	-	-	100.0000
Southern Breweries Limited (4)	0-E	Cayman Islands	US Dollar	38.7841	61.2101	99.9942	99.9942
Bebidas del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan Guaranies	-	50.0049	50.0049	50.0049
Distribuidora del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan Guaranies	-	49.9589	49.9589	49.9589
Sajonia Brewing Company S.R.L. (2)	0-E	Paraguay	Paraguayan Guaranies	-	25.5025	25.5025	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999

 (*) Public company in Chile.

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries as of December 31, 2017 and December 31, 2016, respectively. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2017	As of December 31, 2016
				%	%
Aguas CCU-Nestlé Chile S.A. (1)	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A.	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (5)	76,248,389-0	Chile	Chilean Pesos	100.0000	99.9997
Bebidas CCU-PepsiCo SpA.	76,337,371-1	Chile	Chilean Pesos	49.9866	49.9866
CCU Inversiones II Ltda. (2)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Bebidas Carozzi CCU SpA.	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Promarca Internacional SpA.	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (6)	76,593,550-4	Chile	Chilean Pesos	99.9733	99.9733
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	-
New Ecusa S.A.	76,718,230-9	Chile	Chilean Pesos	99.9834	99.9834
Promarca S.A.	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
Vending y Servicios CCU Ltda.	77,736,670-K	Chile	Chilean Pesos	99.9738	99.9738
Inversiones Invex CCU Ltda.	78,418,890-6	Chile	US Dollar	99.9905	99.9905
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (6)	91,041,000-8	Chile	Chilean Pesos	67.1992	64.6980
Manantial S.A. (1)	96,711,590-8	Chile	Chilean Pesos	50.5507	50.5507
Viña Altaïr SpA. (7)	96,969,180-9	Chile	Chilean Pesos	67.1992	64.6980
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Viña del Mar de Casablanca S.A. (7)	96,993,110-9	Chile	Chilean Pesos	-	64.6980
Embotelladora Chilenas Unidas S.A. (1)	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Viña Valles de Chile S.A.	99,531,920-9	Chile	Chilean Pesos	67.1992	64.7080
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Viña Orgánica SPT S.A.	99,568,350-4	Chile	Chilean Pesos	67.1992	64.6980
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Andina de Desarrollo S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Cía. Cervecerías Unidas Argentina S.A. (3)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca Eugenio Bustos S.A.	0-E	Argentina	Argentine Pesos	67.1992	64.6980
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	67.1992	64.6980
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	75.4931
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
International Spirits Investments USA LLCC	0-E	United States	US Dollar	80.0000	-
CCU Investments Limited (5)	0-E	Cayman Islands	US Dollar	-	100.0000
Southern Breweries Limited (4)	0-E	Cayman Islands	US Dollar	100.0000	100.0000
Bebidas del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan Guaraníes	50.0049	50.0049
Distribuidora del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan Guaraníes	49.9589	49.9589
Sajonia Brewing Company S.R.L. (2)	0-E	Paraguay	Paraguayan Guaranies	25.5025	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999

 (*) Public company in Chile.

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

(1) Aguas CCU-Nestlé Chile S.A.

On January 29, 2016, subsidiaries Aguas CCU-Nestlé Chile S.A. (“Aguas”) and Embotelladoras Chilenas Unidas S.A. (“ECUSA”) acquired 48.07% and 0.92% of the shares of Manantial S.A. (“Manantial”) respectively, exercising the call option granted in the Shareholders’ Agreement of Manantial. As a consequence, Compañía Cervecerías Unidas S.A. is currently the indirect owner of 100% of the shares of Manantial, becoming the only direct shareholders of Manantial: (i) Aguas with 99.08% of the capital stock, and (ii) ECUSA with 0.92% of the capital stock. The total amount of this transaction was   ThCh$ 19,111,686.

(2) CCU Inversiones II Limitada

On December 23, 2013, the Company acquired 50.005% and 49.959% of the stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively. This transaction allows the Company to participate in beer distribution and in the production and marketing of non-alcoholic drinks, water and nectars. The total amount of this transaction was ThCh$ 11,254,656. Subsequently, on June 9, 2015 and December 29, 2016, the Company paid committed capital of ThCh$ 7,414,290 and ThCh$ 2,226,656, respectively, and these transactions do not change the percentage of participation.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered to be one economic group that shares and operating and financial strategy. BdP produces different brands owned by it. DdP is its sole and exclusive customer, which is responsible for the distribution and marketing of its products, reason why BdP consolidated it, and cosequently is presented in the consolidated financial statements of CCU.

As explained in Note 15, on March 31, 2016, through its subsidiary Bebidas del Paraguay S.A., acquired 51% of the stock rights of paraguayan company Sajonia Brewing Company S.R.L. (formerly Artisan SRL). The amount of this transaction was ThCh$ 641,489 (equivalents to US$ 1,000,000). During 2017, the Company has determined the fair values of assets and liabilities for this business combination as follows:

Assets and Liabilities	Fair Value
ThCh$
Cash and cash equivalents	462,873
Trade and other current receivables	9,813
Inventories	19,552
Total current assets	492,238
Intangible assets other than goodwill	259,712
Property, plant and equipment (net)	79,126
Total non-current assets	338,838
Total Assets	831,076
Trade and other current payables	7,063
Total current liabilities	7,063
Deferred tax liabilities	25,948
Total non-current liabilities	25,948
Total liabilities	33,011
Total Shareholders' Equity	798,065
Non-controlling interests	391,052
Net identifiable assets acquired	407,013
Goodwill	234,476
Amount paid	641,489

As of December 31, 2016, the Company was in the process of assessing of the fair values of acquisitions above mentioned, so it was recorded under Other non-financial non-current assets for an amount of ThCh$ 641,489, however for comparison purposes of this Consolidated Financial Statements, the Company have been reclassified from Other non-financial non-current assets to Current Assets and Non-Current Assets as is shown below:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Current assets	Balances presented at 12.31.2016	Reclassification	Balances 12.31.2016
	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	133,789,950	243,233	134,033,183
Trade and other current receivables	280,766,784	21,349	280,788,133
Accounts receivable from related parties	3,523,825	12,310	3,536,135
Inventories	199,290,678	20,860	199,311,538
Other non-financial assets	15,859,137	2,157	15,861,294

Non-current assets	Balances presented at 12.31.2016	Reclassification	Balances 12.31.2016
	ThCh$	ThCh$	ThCh$
Intangible assets other than goodwill	77,678,850	255,305	77,934,155
Goodwill	96,663,023	263,528	96,926,551
Property, plant and equipment (net)	903,831,702	273,020	904,104,722
Other non-financial assets	5,369,211	(641,489)	4,727,722

Current liabilities	Balances presented at 12.31.2016	Reclassification	Balances 12.31.2016
	ThCh$	ThCh$	ThCh$
Trade and other current payables	259,677,852	61,627	259,739,479

Non-current liabilities	Balances presented at 12.31.2016	Reclassification	Balances 12.31.2016
	ThCh$	ThCh$	ThCh$
Deferred tax liabilities	86,789,951	25,507	86,815,458

Equity	Balances presented at 12.31.2016	Reclassification	Balances 12.31.2016
	ThCh$	ThCh$	ThCh$
Non-controlling interests	122,994,424	363,139	123,357,563

Additionally, as explained in Note 16, the Company participates in 50% of the shares of Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

(3) Compañía Cervecerías Unidas Argentina S.A.

On January 7, 2016, subsidiary Compañía Industrial Cervecera S.A. (CICSA), acquired 50.99% of the stock rights of Los Huemules S.R.L (LH). As a consequence of the above mentioned the shareholders of Los Huemules S.R.L. are Cervecería Kunstmann S.A. (CCK) and CICSA with 49.01% and 50.99%, respectively. The final amount of this transaction was ThCh$ 118,092. Subsequently, on March 16, 2017, the stock rights of Los Huemules S.R.L. were transferred from CICSA to CCK, leaving final interest at CICSA with 50.0001% and CCK with 49.9999%.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

(4) Southern Breweries Limited

On August 26, 2016, subsidiaries Saint Joseph Investments Limited and South Investments Limited merged with CCU Cayman Limited, which became the legal continuer.

On the other hand, in October 2016, Southern Breweries Establishment, a subsidiary of CCU in Liechtenstein, became a stock company under the name "Southern Breweries Aktiengesellschaft" and on October 18, 2016 it was re-domiciled to the Cayman Islands. Subsequently, in November 2016, the bylaws of that company were modified and its name was changed to "Southern Breweries Limited". Finally, the aforementioned subsidiary CCU Cayman Limited merged with Southern Breweries Limited, which became the legal continuer. The transactions mentioned above had no effects on the results of the Company.

(5) CCU Investment Limited and Inversiones Invex CCU Tres Ltda.

On October 30, 2017, subsidiary CCU Investments Limited merged with Inversiones Invex CCU Tres Ltda., which became the legal continuer. The transactions mentioned above had no effects on the results of the Company.

(6) CCU Inversiones S.A. and Viña San Pedro Tarapacá S.A. (VSPT).

On December 12, 2017, CCU, through its subsidiary CCU Inversiones S.A., acquired the 2.5% of the shares of VSPT for a total amount of ThCh$ 7,800,000, equivalent to 1,000,000,000 shares. As a result of the above, the indirect participation of CCU, through CCU Inversiones S.A., exceeded two-thirds of VSPT´s shares, therefore, the provisions of article 199 bis of Law N° 18,045, the Chilean Securities Market Law (LMV) apply, which imposes the obligation to initiate, within 30 days from the date of such acquisition, a tender offer for the remaining shares (Offer) under the terms of said regulations. The price to be offered for the shares subject to the Offer was set at $ 7.8 per share. In compliance with the above, on December 27, 2017 the tender offer initiation notice was published, which period runs from December 28, 2017 until January 26, 2018, inclusive, under the terms and conditions set forth in the aforementioned regulations.

(7) Viña Altaïr SpA. y Viña del Mar de Casablanca S.A.

On May 31, 2017, subsidiary Viña del Mar Casablanca S.A. merged with Viña Altaïr SpA., which became the legal continuer. The transactions mentioned above had no significant effects on the results of the Company.

Below we briefly describe the companies that qualify as joint operations:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On December 31, 2017, Promarca S.A. recorded a profit of ThCh$ 4,524,117 (ThCh$ 4,812,696 in 2016 and ThCh$ 4,708,318 in 2015), which in accordance with the Company’s policies is 100% distributable.

At the Extraordinary Shareholders’ Meetings of Promarca S.A. held on June 2016, the shareholders agreed to increase paid-in capital (jointly the "Capital Increase"). The Capital Increase was subscribed in equal parts by subsidiary New Ecusa S.A. and Watt’s Dos S.A., the only shareholders, who maintained their current 50% interest, through a contribution of ThCh$ 8,199,240 and 100% of the shares of Promarca Internacional SpA (whose line of business is the exploitation and development of the Watt’s brands in Argentina, Paraguay, Uruguay and Bolivia). As of June 2016, Promarca Internacional SpA became a wholly owned subsidiary of Promarca S.A. During June 30, 2016, the fair values of the assets and liabilities of Promarca Internacional SpA. were determined, as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Assets and Liabilities	Fair Value
ThCh$
Intangible assets other than goodwill	11,229,149
Total non-current assets	11,229,149
Total Assets	11,229,149

Deferred tax liabilities	3,029,909
Total current liabilities	3,029,909

Net identifiable assets acquired	8,199,240
Amount paid	8,199,240

As a result of the previously mentioned fair values and in accordance with rights of Promarca S.A. in the joint venture, intangibles have been generated in the amount of ThCh$ 5,614,575, which are described in Note 17.

(b) Compañía Pisquera Bauzá S.A.

On December 2, 2011, subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement for the marketing and distribution of the Pisco Bauzá brand in Chile. In addition, this transaction included the acquisition by CPCh of 49% of Compañía Pisquera Bauzá S.A. (CPB), owner of the Bauzá brand in Chile. The Bauzá family maintains 51% ownership of that company and all of its productive assets, which will continue to be associated to the production of Pisco Bauzá.

On December 31, 2015, CPB recorded a profit of ThCh$ 82,663, which in accordance with the Company’s policies was 100% distributable.

On January 7, 2016, CPCh sold its 49% interest to Agroproductos Bauzá S.A. (“Agroproductos Bauzá”). See Note 14.

(c) Bebidas CCU-Pepsico SpA.

On October 23, 2013, Bebidas CCU-PepsiCo SpA (BCP) was created, where the subsidiary CCU inversions S.A. owns a 50%. The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates. Its operations commenced on January 1, 2014.

On December 31, 2017, BCP recorded a profit of ThCh$ 1,078,916 (ThCh$  1,066,005  in 2016 and ThCh$  802,418 in 2015), which in accordance with the Company’s policies is 100% distributable.

(d) Bebidas Carozzi CCU SpA.

On November 26, 2015, CCU, directly through its subsidiary ECCUSA, entered into a joint arrangement that qualifies as a joint venture, through Bebidas Carozzi CCU SpA. (BCCCU), a joint-stock company established in Chile in which CCU and Empresas Carozzi S.A. participate as only shareholders in equal parts. The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory. The total disbursement by ECCUSA in this transaction was ThCh$ 21,846,500. Its operations commenced on December 1, 2015.

On December 31, 2017, BCCCU recorded a profit of ThCh$  2,278,345 (ThCh$ 797,268 and ThCh$ 402,228 in 2015), which in accordance with the Company’s policies is 100% distributable.

The companies mentioned above (letter a) to d)) meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 2 Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied consistently in the years presented.

The consolidated financial statements have been prepared on a historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 for disclosure of significant accounting estimates and judgments.

All IFRS standards, amendments and enhancements whose adoption was required by January 1, 2017, have been adopted by the Company, without significant impacts on the financial statements as of December 31, 2017.

At the date of issuance of these consolidated financial statements the following Standards, Amendments, Improvements and Interpretations to existing IFRS standards have been published to existing standards that have not taken effect and that the Company has not adopted in advance or when applied corresponds.

These standards are required to be applied by the following dates:

New Standards, Improvements, Amendments and Interpretations		Mandatory for years beginning in:
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions.	January, 1, 2018
IFRIC Interpretation 22	Foreign Currency Transactions and Advance Consideration.	January, 1, 2018
Amendments to IAS 40	Transfers of Investment Property.	January, 1, 2018
Improvement to IAS 28	Investment in Associates and Joint Ventures: Measuring an associate or joint venture at fair value.	January, 1, 2018
IFRS 9	Financial Instruments.	January, 1, 2018
IFRS 15	Revenue fro Contracts with Customers.	January, 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue fro Contracts with Customers.	January, 1, 2018
IFRS 16	Leases.	January, 1, 2019
IFRC 23	Uncertainty over Income Tax Treatments.	January, 1, 2019
Amendments to IFRS 9	Financial Instruments.	January, 1, 2019
Amendments to IAS 28	Investment in Associates and Joint Ventures	January, 1, 2019
Amendments to IFRS 3	Business combination.	January, 1, 2019
Amendments to IFRS 11	Joint arrangements.	January, 1, 2019
Amendments to IAS 12	Income taxes.	January, 1, 2019
Amendments to IAS 23	Borrowing costs.	January, 1, 2019

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements upon initial application, except by the application of IFRS 9, IFRS 15 and IFRS 16 which is described as follows how this affect to the Company:

-              In relation with IFRS 9, the Company has made an evaluation of its impacts which included the determination of gaps between criteria of classification and measurement of financial instruments with respect to the criteria currently used and the determination of the impact of moving to a model of expected losses to determine the impairment of its financial assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Based on the evaluation performed it has been determined there are no significant changes that affect the classification and measurement of its financial assets after applying IFRS 9. Nor have impacts on accounting policies been identified for financial liabilities, since the new requirements only affect accounting for liabilities that are designated at fair value through profit or loss, over which the Company, as of December 31, 2017 does not have, nor have there been any debt renegotiations that could be affected by the new clarifications regarding the accounting treatment regarding modification of liabilities.

In relation to the new impairment model, the standard requires the recognition of impairment losses based on expected credit losses (PCE) instead of only credit losses incurred as indicated in IAS 39. Based on the evaluations performed on Trade and other accounts receivable as of December 31, 2017, the Company has estimated that there is no significant impact on the determination of the provision for impairment losses, but the accounting policy will be modified.

The date of adoption of this new standard is mandatory as of January 1, 2018. The Company will apply this standard prospectively, using the practical resources allowed by the standard and given that the effects are not significant, the comparative balances for the year 2017 will not be restated.

-              In relation with IFRS 15, the basic principle of IFRS 15 is an entity recognizes income from ordinary activities, in a way that represents the transfer of goods or services committed to customers, in exchange for an amount that reflects the compensation, in which the entity, expects to have entitled in change these goods or services. An entity shall recognize revenue from ordinary activities in accordance with that basic principle by applying the following 5 steps which are:

                                Step 1 – Identify the contract (or contracts) with the customer.

                                Step 2 - Identify performance obligations in the contract.

                                Step 3 - Determine the price of the transaction.

                                Step 4 - Assign the price of the transaction between performance obligations.

Step 5 - Recognize income from ordinary activities when (or as) the entity satisfies a performance obligation.

The Company has carried out an evaluation of the 5 steps indicated above and no new performance obligations have been identified or different from those already presented in the Consolidated Financial Statements and additionally has determined there are no significant changes in the recognition of income, since these are recorded to the extent that it is likely the economic benefits flow to the Company and can be measured reliably, with determined prices that are measured at the fair value of the economic benefits received or to be received, once the performance obligation is satisfied and income is presented net of valued added tax, specific taxes, returns, discounts and rappel.

The date of adoption of this new standard is mandatory as of January 1, 2018. The Company will apply this standard prospectively, using the practical resources allowed by the standard and given that the effects are not significant, the comparative balances for the year 2017 will not be restated.

-              IFRS 16 about leases requires that the lease contracts currently classified as operational, with maturities greater than 12 months, have an accounting treatment similar to financial leases. In general terms, this means that an asset must be recognized for the right to use the assets subject to operational lease contracts and a liability, equivalent to the present value of the payments associated with the contract. As for the effects on the result, the monthly lease payments will be replaced by the depreciation of the asset and the recognition of a financial expense.

At the date of issuance of these Consolidated Financial Statements, the Company is evaluating the impact of the adoption of this leasing standard, including the effects it may have on covenants and other financial indicators.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

2.2 Basis of nconsolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Stament of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor does not have significant influence and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

2.3 Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Foreign currency exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the other.

2.4         Foreign currency and unidad de fomento (Adjustment unit)

Presentation and functional currency

The Company uses the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentinian, Uruguayan and Paraguayan subsidiaries is the Argentine peso, Uruguayan Peso and Paraguayan guarani, respectively. The functional currency of the joint venture and associates in Colombia and Bolivia are the Colombian peso and Bolivian peso, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in Foreign currency exchange differences, while the difference arising from the changes in adjustment units are recorded in the statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso are translated into Chilean pesos by using the exchange rates valid as of the date of the consolidated financial statements, and the exchange differences originated by the translation of the assets and liabilities are recorded in Equity Reserve, under the Currency Translation Reserves item. The income and expense are translated at the monthly average exchange rate for the corresponding terms as differences since there have not been significant fluctuations in the exchange rates during each month.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The exchange rates of the primary foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December 31, 2017, 2016 and 2015 are detailed as follows:

Chilan Pesos as pero unit of foreign currency or adjustable unit		As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	614.75	669.47	710.16
Euros	EUR	739.15	705.60	774.61
Argentine Peso	ARS	32.96	42.13	54.46
Uruguayan Peso	UYU	21.34	22.82	23.71
Canadian Dollar	CAD	491.05	498.38	511.50
Sterling Pound	GBP	832.09	826.10	1,053.02
Paraguayan Guarani	PYG	0.11	0.12	0.12
Bolivians	BS	89.61	97.59	103.67
Colombian Peso	COP	0.21	0.22	0.22
Adjustment Units
Unidad de fomento (*)	UF	26,798.14	26,347.98	25,629.09

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

2.5         Cash and cash equivalents

Cash and cash equivalents includes available cash, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6         Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits at financial entities maturing in more than 90 days.

2.7         Financial instruments

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the financial statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% and 99% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is an objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts are determined by applying different percentages, taking into account maturity factors, until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis. Impairment losses are recorded in the Consolidated Statemet of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted because they do not differ significantly from their fair value. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least a twelve months after the closing date of the Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term. The fair value of derivative financial instruments that do not qualify for hedge accounting is immediately recognized in the consolidated statement of income under Other gains (losses).  The fair value of these derivatives is recorded under Other financial assets and Other financial liabilities.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Consolidated Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Consolidated Statement of Income.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8          Financial asset impairment

As of each financial statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent periods and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

2.9 Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10       Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11       Other non-financial assets

Other non-financial assets mainly includes prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally it includes disbursements related to tax payments to be recovered from subsidiaries in Argentina, paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12       Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment items, including assets under financial lease, is calculated on a straight line basis over the estimated useful lives of property, plant and equipment items, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Fumiture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass containers, and plastic containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2, 2.17).

2.13       Leases

Lease agreements are classified as finance leases when the agreement transfers to the Company substantially all the risks and rewards inherent to ownership of the asset, in accordance with IAS 17 “Leases”. For agreements that qualify as finance leases, and an asset and a liability are recognized as of the inception date for a value equivalent to the fair value of the leased asset or the present value of future lease payments, whichever is lower. Subsequently, lease payments are allocated between the finance cost and reduction of the obligation, in order to obtain a constant interest rate on the balance of the obligation.

Lease agreements that do not qualify as finance leases are classified as operating leases. Operating lease payments are charged to income using the straight-line method over the term of the lease.

2.14        Investment property

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15       Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment on a yearly basis, or when existing factors indicate a likely loss of value (Note, 2.17).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or when factors exist that indicate a likely loss of value (See Note 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16       Goodwill

Goodwill represents the excess of the consideration transferred the amount of any non-controlling interes in the acquiree and the acquisition date fair vale of any previous equity interest in the acquiree over the fair value of the net idetificable assets acquiree, and is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

For the purposes of impairment tests, goodwill is assigned Cash Generating Units (CGU) that is expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 18) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are indications that the investment may be impaired.

An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable value, which is the fair value of the cash generating unit, less selling costs or its value in use, whichever is higher.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the cash generating unit. Once recognized, impairment losses are not reversed in following years.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

2.17       Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

2.18       Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19       Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20       Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Other Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under Financial cost in the Consolidated Statement of Income.

2.21       Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the financial statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 23).

2.22       Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates.

Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•              "FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occurs and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•              “CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

2.23       Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions), (iii) payment  for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24       Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25       Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.26        Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.27       Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

2.28       Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

Note 3 Estimates and application of professional judgment

The preparation of Financial Statement requires estimates and assumptions from Management affecting the amounts included in the Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•              The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2, 2.16 and Note 18).

•              The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2, 2.17 and Note 17).

•              The assumptions used in the current calculation of liabilities and obligations to employees (Note 2, 2.20 and Note 25).

•              Useful lives of property, plant and equipment (Note 2,12 and Note 19) and intangibles (Note 2, 2.15 and Note 17).

•              The assumptions used for calculating the fair of value financial instruments (Note 2, 2.7 and Note 7).

•              The likelihood of occurrence and amounts estimated in an uncertain or contingent manner (Note 2, 2.21 and Note 23).

•              The valuation of current Biological assets (Note 2, 2.10 and Note 13).

Such estimates are based on the best available information of the events analyzed to date in these consolidated financial statements.

However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

During the year ended on December 31, 2017, there have been no significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 5   Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures, which is regularly reviewed to ensure it fulfills the purpose of managing the risks originated by business needs.

In companies with a non-controlling interest (VSPT, CPCh, Aguas CCU-Nestlé, Bebidas del Paraguay S.A. and Cervecería Kunstmann) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Area. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivative instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing. The Company does not acquire derivative instruments for speculative or investment purposes. Nevertheless, some derivatives are not treated as hedges for accounting purposes because they do not qualify as such. Transactions with derivative instruments are exclusively carried out by Administration and Finance staff and Internal Audit Management regularly reviews the control environment of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by Administration and Finance.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials prices (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analyses developed are merely for illustration purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw materials, products and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation in the Chilean peso as compared to the US Dollar, Euro, Argentinean Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of December 31, 2017, the Company maintained foreign currency obligations amounting to ThCh$ 67,918,376 (ThCh$ 49,694,209 in 2016), mostly denominated in US Dollars. Foreign currency obligations (ThCh$ 10,945,398 in 2017 and ThCh$ 6,352,391 in 2016) represent 6% (4% in 2016) of total other financial liabilities. The remaining 94% (96% in 2016) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit - see inflation risk section). In addition, the Company has assets in foreign currency in the amount of ThCh$ 140,762,339 (ThCh$ 102,106,624 in 2016) that mainly correspond to net investments of subsidiaries in foreign countries and export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 7,984,180 (net asset exposure of ThCh$ 3,806,104 in 2016).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivative contracts (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2017, the net exposure of the Company in Chile in foreign currencies, after the use of derivative instruments, is assets in the amount of ThCh$ 1,026,554 (assets in the amount of ThCh$ 3,808,526 as of December 31, 2016).

As of December 31, 2017, of the Company’s total sales, both in Chile and abroad, 7% (8% in 2016) corresponds to export sales in foreign currencies, mainly US Dollars and Euros and approximately 62% (63% in 2016 and 54% in 2015) of total costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The Company is also exposed to fluctuations in exchange rates relating to the conversion from Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay and Paraguay, associates in Bolivia and joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

As of December 31, 2017, the net investment in foreign subsidiaries, associates and joint ventures amounts to ThCh$ 133,134,842, ThCh$ 7,406,020 and ThCh$ 71,070,399 respectively (ThCh$ 135,001,540, ThCh$ 8,249,048 and ThCh$ 35,449,038 in 2016).

Exchange rate sensitivity analysis

The effect of foreign currency translation differences recognized in the Consolidated Statement of Income for the year ended as of December 31, 2017, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 2,563,019 (income of ThCh$ 456,995 in 2016 and ThCh$ 957,565 in 2015). Considering exposure as of December 31, 2017, and assuming a 10% increase (or decrease) in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s income would be a loss after taxes of ThCh$ 76,478 (income of ThCh$ 289,448 in 2016 and a loss of ThCh$ 58,687 in 2015).

Considering that approximately 7% of the Company’s sales revenue comes from export sales carried out in Chile (8% in 2016 and 8% in 2015), in currencies other than the Chilean Peso, and that approximately 62% (63% in 2016 and 54% in 2015) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate or (depreciate) by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a loss after taxes of ThCh$ 18,772,323 (ThCh$ 13,908,457 in 2016 and ThCh$ 10,380,193 in 2015).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month. The operating income of foreign subsidiaries as of December 2017 was net income of ThCh$ 46,395,488 (ThCh$ 32,507,630 in 2016 and ThCh$ 32,141,475 in 2015). Therefore, a depreciation (or appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso and the Paraguayan Guarani against the Chilean Peso, would result in a loss (income) before taxes of ThCh$ 4,639,549 (ThCh$ 3,250,763 in 2016 and ThCh$ 3,214,147 in 2015).

The net investment in foreign subsidiaries, associates and joint ventures amounted to ThCh$ 133,134,842, ThCh$ 7,406,020 and ThCh$ 71,070,399, respectively (ThCh$ 135,001,540, ThCh$ 8,249,048 and ThCh$ 35,449,038 in 2016). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase (decrease) would hypothetically result in net income (loss) of ThCh$ 21,161,126 (ThCh$ 17,869,963 in 2016 and ThCh$ 16,655,069 in 2015) recorded as a credit (charge) to equity.

The company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rates risk

Interest rate risk mainly originates from the Company’s financing sources. The main exposure is related to variable interest rate obligations indexed to the London Inter Bank Offer Rate (“LIBOR”) and the Buenos Aires Deposits of Large Amounts Rate (“BADLAR”).

As of December 31, 2017, the Company had a total ThCh$ 6,560,842 in variable interest debt (ThCh$ 8,695,713 in 2016). Consequently, as of December 31, 2017, the company’s financing structure is made up (without considering the effects of cross currency swaps) of approximately 3% (5% in 2016) debt with variable interest rate, and 97% (95% in 2016) in debt with fixed interest rates.

To manage interest rate risk, the Company has a policy intended to reduce the volatility of its finance cost, and maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps and cross interest rate swaps.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2017, after considering the effect of interest rates and currency swaps, approximately 99% (97% in 2016) of the Company’s debt is at fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2017, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 21.

Interest rates sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income for the twelve months ended as of December 31, 2017, related to short and long-term debt amounted to ThCh$ 24,166,313 (ThCh$ 20,307,238 in 2016 and ThCh$ 23,101,329 in 2015). Assuming a reasonably possible increase of 100 bps in variable interest rates and maintaining all other variables constant, the increase would hypothetically result in a loss before taxes of ThCh$ 17,176 (ThCh$ 48,700 in 2016 and ThCh$ 42,664 in 2015).

Inflation risk

The Company maintains a series of agreements indexed to Unidades de Fomento* (UF) with third parties, as well as UF indexed financial debt, which means that the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily based on changes in the previous month´s inflation rate.

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income for the twelve-months ended as of December 31, 2017, related to UF indexed short and long-term debt, is a loss of ThCh$ 110,539 (ThCh$ 2,246,846 in 2016 and ThCh$ 3,282,736 in 2015). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 1,419,965 (ThCh$ 3,065,645 in 2016 and ThCh$ 3,065,747 in 2015) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its barley (until 2016) and malt supply both from local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements. The purchase commitments made expose the Company to a raw materials price fluctuation risk. During 2017, the Company in Chile did not adquire barley (13.914 tons in 2016) and 68.000 tons of malt (61.753 tons en 2016).  CCU Argentina acquires malt mainly from local producers. Such raw materials represent approximately 6% (7% in 2016 and 9% in 2015) of the direct cost of the Chile operating segment.

Of the costs of the Chile operating segment, the cost of cans represents approximately 12% of direct costs (15% in 2016 and 12% in 2015), whereas in the International Business operating segment, the cost of cans represent approximately 33% of direct raw materials costs in 2017 (34% in 2016 and 30% in 2015).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 29% (30% in 2016 and 29% in 2015) of the direct cost of the Chile Operating segment. The company does not engage in hedging raw materials purchases.

Grapes and wine

The main exposure to changes in raw material prices is related to the supply of bulk wine and grapes for making wine.

The main raw materials used by subsidiary VSPT for wine production are grapes harvested from its own production and grapes and wine acquired from third parties through long-term and spot contracts. For the last 12 months, approximately 22% (26% in 2016) of VSPT’s total wine supply comes from its own vineyards. When analyzing only the export market, given our focus on this market, approximately 34% (40% in 2016) of the total wine supply comes from our own vineyards.

The remaining 78% (74% in 2016) supply is purchased from third parties through long-term and spot contracts. For the last 12 months, subsidiary VSPT acquired 69% (64% in 2016) of the necessary grapes and wine from third parties through spot contracts. It also acquired 9% (11% in 2016) of its grape needs through long-term agreements.

We must consider that as of December 31, 2017, wine represents 61% (56% in 2016) of the total direct cost of the Wine operating segment, meaning that the supplies purchased from third parties represents 42% (36% in 2016) of direct costs.

Raw material price sensitivity Analysis

Total direct costs in the Consolidated Statement of Income for the twelve months ended as of December 31, 2017, amount to ThCh$ 586,223,676 (ThCh$ 540,692,964 in 2016 and ThCh$ 485,391,583 in 2015). Assuming a reasonably possible 8% increase (decrease) in the direct cost of each operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of  ThCh$ 28,604,884 (ThCh$ 28,076,333 in 2016 and ThCh$ 24,078,370 in 2015) for the Chile operating segment, ThCh$ 10,404,929 (ThCh$ 8,089,082 in 2016 and ThCh$ 8,444,331 in 2015) for the International Business operating segment and ThCh$ 8,215,317 (ThCh$ 7,722,786 in 2016 and ThCh$ 6,736,734 in 2015) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, wholesale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial facilities maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instruments acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by Credit and Collections Management, and is monitored by the Credit Committee of each business unit. The domestic market mainly refers to accounts receivable in Chile and represents 59% of total trade accounts receivable (55% in 2016). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2017, is equivalent to 88% (88% in 2016) of total accounts receivable.

Overdue but not impaired trade accounts receivable are customers that are less than 30 days overdue (33 days in 2016).

As of December 31, 2017, the Company has approximately 1,205 customers (1,078 customers in 2016) with more than Ch$ 10 million in debt each, which altogether represent approximately 85% (84% in 2016) of total trade accounts receivable. There are 240 customers (224 customers in 2016) with balances in excess of Ch$ 50 million each, representing approximately 74% (74% in 2016) of the total accounts receivable. 94% (91% in 2016) of those accounts receivable are covered by credit insurance.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% in 2016).

As of December 31, 2017, the Company has no significant guarantees from its customers.

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2017, that amount to ThCh$ 4,154,752 (ThCh$ 3,837,914 in 2016) are needed since a large percentage of these are covered by insurance.

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections at VSPT and is monitored by VSPT Administration and Finance Management. VSPT's export trade accounts receivable represent 14% of total trade accounts receivable (11% in 2016). The Company has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires credit insurance to cover 99.7% (99% in 2016) of individually significant accounts receivable; and as of December 2017 more than 90% (91% in 2016) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2017, there were 63 customers (76 customers in 2016) with more than ThCh$ 65,000 of debt each, which represent 91% (91% in 2016) of VSPT’s total export market accounts receivable.

Overdue, but not impaired, trade accounts receivable are customers that are less than 20 days overdue (32 days in 2016).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2017. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (Note 10).

Financial investments and derivatives

Financial investments correspond to time deposits, financial instruments acquired with repurchase agreements at a fixed interest rate, maturing in less than 3 months placed in financial institutions in Chile, so they are not exposed to significant market risks. Derivatives are measured at fair value and traded only in the Chilean market

Tax Risk

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operating activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and in the foreseeable future.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The Company’s financial liabilities expiring as of December 31, 2017 and 2016, based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2017	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	98,510,577	5,159,746	22,871,796	23,799,505	60,322,863	-	112,153,910
Bond payable	72,782,747	1,127,076	4,523,346	18,137,303	19,380,469	48,315,616	91,483,810
Financial leases obligations	17,814,875	354,543	1,034,396	2,552,580	2,551,761	27,644,377	34,137,657
Deposits for return of bottles and containers	13,228,328	-	13,228,328	-	-	-	13,228,328
Sub-Total	202,336,527	6,641,365	41,657,866	44,489,388	82,255,093	75,959,993	251,003,705
Hedgin derivative
Derivative hedge liabilities	10,416,675	10,416,675	-	-	-	-	10,416,675
Liability coverage	1,840,188	698,685	1,142,524	-	-	-	1,841,209
Sub-Total	12,256,863	11,115,360	1,142,524	-	-	-	12,257,884
Total	214,593,390	17,756,725	42,800,390	44,489,388	82,255,093	75,959,993	263,261,589

As of December 31, 2016	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	68,685,959	8,567,124	34,661,755	31,604,772	626,411	-	75,460,062
Bond payable	74,086,739	1,108,143	4,551,720	13,401,920	19,666,590	56,878,538	95,606,911
Financial leases obligations	17,716,869	368,052	1,050,810	2,603,315	2,305,704	28,638,952	34,966,833
Deposits for return of bottles and containers	13,015,723	-	13,015,723	-	-	-	13,015,723
Sub-Total	173,505,290	10,043,319	53,280,008	47,610,007	22,598,705	85,517,490	219,049,529
Hedgin derivative
Derivative hedge liabilities	11,118,676	11,118,676	-	-	-	-	11,118,676
Sub-Total	11,118,676	11,118,676	-	-	-	-	11,118,676
Total	184,623,966	21,161,995	53,280,008	47,610,007	22,598,705	85,517,490	230,168,205

(*) View current and non-current book value in Note 7.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 6 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay and Paraguay.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

a)     Information as per operating segments for the years ended  December 31, 2017 and 2016:

	Chile		International Business		Wines		Others		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,020,763,055	973,220,715	457,178,413	366,778,056	200,455,713	195,322,270	-	-	1,678,397,181	1,535,321,041
Other income	14,667,777	15,630,481	2,740,533	2,783,615	3,105,064	5,851,015	(549,761)	(688,444)	19,963,613	23,576,667
Sales revenue between segments	11,688,658	8,524,493	398,100	546,972	893,005	228,767	(12,979,763)	(9,300,232)	-	-
Net sales	1,047,119,490	997,375,689	460,317,046	370,108,643	204,453,782	201,402,052	(13,529,524)	(9,988,676)	1,698,360,794	1,558,897,708
Change %	5.0	-	24.4	-	1.5	-	-	-	8.9	-
Cost of sales	(483,604,499)	(471,151,686)	(190,387,412)	(157,485,547)	(126,244,373)	(112,938,261)	1,497,629	(244,422)	(798,738,655)	(741,819,916)
% of Net sales	46.2	47.2	41.4	42.6	61.7	56.1	-	-	47.0	47.6
Gross margin	563,514,991	526,224,003	269,929,634	212,623,096	78,209,409	88,463,791	(12,031,895)	(10,233,098)	899,622,139	817,077,792
% of Net sales	53.8	52.8	58.6	57.4	38.3	43.9	-	-	53.0	52.4
MSD&A (1)	(383,169,121)	(373,407,847)	(225,341,789)	(191,413,501)	(53,941,735)	(52,007,092)	(6,330,835)	(2,714,311)	(668,783,480)	(619,542,751)
% of Net sales	36.6	37.4	49.0	51.7	26.4	25.8	-	-	39.4	39.7
Other operating income (expenses)	2,438,416	1,734,871	678,153	(394,820)	251,765	732,689	687,209	1,043,939	4,055,543	3,116,679
Adjusted operating result (2)	182,784,286	154,551,027	45,265,998	20,814,775	24,519,439	37,189,388	(17,675,521)	(11,903,470)	234,894,202	200,651,720
Change %	18.3	-	117.5	-	(34.1)	-	-	-	17.1	-
% of Net sales	17.5	15.5	9.8	5.6	12.0	18.5	-	-	13.8	12.9
Net financial expense	-	-	-	-	-	-	-	-	(19,115,361)	(14,627,170)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(8,914,097)	(5,560,522)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(2,563,019)	456,995
Results as per adjustment units	-	-	-	-	-	-	-	-	(110,539)	(2,246,846)
Other gains (losses)	-	-	-	-	-	-	-	-	(7,716,791)	(8,345,907)
Income before taxes									196,474,395	170,328,270
Tax income (expense)									(48,365,976)	(30,246,383)
Net income for year									148,108,419	140,081,887
Non-controlling interests									18,501,066	21,624,399
Net income attributable to equity holders of the parent									129,607,353	118,457,488
Depreciation and amortization	64,807,818	61,736,849	15,568,301	11,928,705	7,505,440	7,078,872	4,317,945	2,783,619	92,199,504	83,528,045
ORBDA (3)	247,592,104	216,287,876	60,834,299	32,743,480	32,024,879	44,268,260	(13,357,576)	(9,119,851)	327,093,706	284,179,765
Change %	14.5	-	85.8	-	(27.7)	-	-	-	15.1	-
% of Net sales	23.6	21.7	13.2	8.8	15.7	22.0	-	-	19.3	18.2

(1)   MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(2)   Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3)   ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

b)     Information as per operating segments for the years ended December 31, 2016 and 2015:

	Chile		International Business		Wines		Others		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	973,220,715	885,769,609	366,778,056	400,051,022	195,322,270	184,169,165	-	-	1,535,321,041	1,469,989,796
Other income	15,630,481	16,757,566	2,783,615	4,708,728	5,851,015	5,214,674	(688,444)	1,700,951	23,576,667	28,381,919
Sales revenue between segments	8,524,493	6,932,905	546,972	953,967	228,767	131,209	(9,300,232)	(8,018,081)	-	-
Net sales	997,375,689	909,460,080	370,108,643	405,713,717	201,402,052	189,515,048	(9,988,676)	(6,317,130)	1,558,897,708	1,498,371,715
Change %	9.7	-	(8.8)	-	6.3	-	-	-	4.0	-
Cost of sales	(471,151,686)	(411,375,380)	(157,485,547)	(162,665,341)	(112,938,261)	(105,956,281)	(244,422)	(5,078,249)	(741,819,916)	(685,075,251)
% of Net sales	47.2	45.2	42.6	40.1	56.1	55.9	-	-	47.6	45.7
Gross margin	526,224,003	498,084,700	212,623,096	243,048,376	88,463,791	83,558,767	(10,233,098)	(11,395,379)	817,077,792	813,296,464
% of Net sales	52.8	54.8	57.4	59.9	43.9	44.1	-	-	52.4	54.3
MSD&A (1)	(373,407,847)	(343,380,553)	(191,413,501)	(216,098,525)	(52,007,092)	(51,070,291)	(2,714,311)	(2,015,407)	(619,542,751)	(612,564,776)
% of Net sales	37.4	37.8	51.7	53.3	25.8	26.9	-	-	39.7	40.9
Other operating income (expenses)	1,734,871	626,889	(394,820)	3,315,892	732,689	44,823	1,043,939	217,706	3,116,679	4,205,310
Adjusted operating result (2)	154,551,027	155,331,036	20,814,775	30,265,743	37,189,388	32,533,299	(11,903,470)	(13,193,080)	200,651,720	204,936,998
Change %	(0.5)	-	(31.2)	-	14.3	-	-	-	(2.1)	-
% of Net sales	15.5	17.1	5.6	7.5	18.5	17.2	-	-	12.9	13.7
Net financial expense	-	-	-	-	-	-	-	-	(14,627,170)	(15,255,586)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(5,560,522)	(5,228,135)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	456,995	957,565
Results as per adjustment units	-	-	-	-	-	-	-	-	(2,246,846)	(3,282,736)
Other gains (losses)	-	-	-	-	-	-	-	-	(8,345,907)	8,512,000
Income before taxes									170,328,270	190,640,106
Tax income (expense)									(30,246,383)	(50,114,516)
Net income for year									140,081,887	140,525,590
Non-controlling interests									21,624,399	19,717,455
Net income attributable to equity holders of the parent									118,457,488	120,808,135
Depreciation and amortization	61,736,849	56,698,871	11,928,705	14,334,415	7,078,872	7,568,991	2,783,619	2,964,525	83,528,045	81,566,802
ORBDA (3)	216,287,876	212,029,907	32,743,480	44,600,158	44,268,260	40,102,290	(9,119,851)	(10,228,555)	284,179,765	286,503,800
Change %	2.0	-	(26.6)	-	10.4	-	-	-	(0.8)	-
% of Net sales	21.7	23.3	8.8	11.0	22.0	21.2	-	-	18.2	19.1

  (1)     MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(2)     Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3)     ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Chile (1)	1,226,668,091	1,176,972,109	1,081,835,420
Argentina (2)	413,466,737	329,585,488	366,886,701
Uruguay	16,402,136	15,204,331	14,432,950
Paraguay	41,823,830	37,135,780	35,216,644
Total	1,698,360,794	1,558,897,708	1,498,371,715

(1)   Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.

(2)   Includes net sales made by the subisiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

	For the years ended as of December 31,
Net Sales	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Domestic sales	1,572,617,473	1,429,152,068	1,374,282,584
Exports sales	125,743,321	129,745,640	124,089,131
Total	1,698,360,794	1,558,897,708	1,498,371,715

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,158,451,078	1,041,923,724	1,040,145,164
Non-alcoholic business	519,946,103	493,397,317	429,844,632
Others (1)	19,963,613	23,576,667	28,381,919
Total	1,698,360,794	1,558,897,708	1,498,371,715

(1)   Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

 Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Chile operating segment	64,807,818	61,736,849	56,698,871
International Business operating segment	15,568,301	11,928,705	14,334,415
Wines operating segment	7,505,438	7,078,872	7,568,991
Others (1)	4,317,947	2,783,619	2,964,525
Total	92,199,504	83,528,045	81,566,802

(1)   Includes depreciation and amortization corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Cash flows from (used in ) Operating activities	262,161,431	190,014,348	219,510,872
Chile operating segment	161,413,504	152,862,350	49,531,088
International business operating segment	58,773,027	13,065,093	31,975,494
Wines operating segment	16,167,068	32,949,789	30,926,463
Others (1)	25,807,832	(8,862,884)	107,077,827

Cash flows from (used in ) Investing Activities	(173,614,379)	(155,007,390)	(165,810,169)
Chile operating segment	(78,746,298)	(57,119,431)	(59,046,239)
International business operating segment	(32,312,751)	(40,032,866)	(26,457,885)
Wines operating segment	(10,870,574)	(13,499,538)	(9,807,177)
Others (1) (*)	(51,864,756)	(44,355,555)	(70,498,868)

Cash flows from (used in ) Financing Activities	(53,001,198)	(95,059,905)	(82,839,491)
Chile operating segment	(65,996,567)	(90,636,820)	21,923,989
International business operating segment	(8,217,846)	18,820,789	3,431,139
Wines operating segment	(15,171,642)	(18,841,106)	(19,061,949)
Others (1)	36,384,857	(4,402,768)	(89,132,670)

(1)   Others includes Corporate Support Units, due to cash flows are managed by CCU.

(*)     Includes contribution to joint ventures. See Note 8 - Cash and cash equivalents.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Chile operating segment	80,866,369	53,809,780	43,771,262
International Business operating segment	32,312,751	39,592,739	27,871,662
Wines operating segment	10,948,212	14,767,858	10,052,863
Others (1)	1,638,148	20,713,048	50,035,135
Total	125,765,480	128,883,425	131,730,922

(1)   Others includes the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Chile operating segment	1,045,791,551	1,016,261,059
International Business operating segment	274,766,962	257,802,272
Wines operating segment	315,298,950	316,965,318
Others (1)	340,371,624	280,998,674
Total	1,976,229,087	1,872,027,323

(1)     Includes assets corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Assets per geographic location

Assets per geographical location	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Chile (1)	1,689,394,491	1,600,077,453
Argentina (2)	213,714,384	197,986,123
Uruguay	25,015,615	27,327,545
Paraguay	48,104,597	46,636,202
Total	1,976,229,087	1,872,027,323

(1)   Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.

(2)   Includes the assets of the subisiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

Liabilites as per operating segments

Liabilities as per Operating segment	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Chile operating segment	388,121,093	407,091,622
International Business operating segment	119,351,344	99,700,218
Wines operating segment	95,094,080	104,147,109
Others (1)	146,833,962	60,432,656
Total	749,400,479	671,371,605

(1)   Others includes liabilites corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2017	2016	2015
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,678,397,181	1,535,321,041	1,469,989,796
Other income		19,963,613	23,576,667	28,381,919
Net sales		1,698,360,794	1,558,897,708	1,498,371,715
Change %		8.9	4.0	-
Cost of sales		(798,738,655)	(741,819,916)	(685,075,251)
% of Net sales		47.0	47.6	45.7
Gross margin		899,622,139	817,077,792	813,296,464
% of Net sales		53.0	52.4	54.3
MSD&A (1)		(668,783,480)	(619,542,751)	(612,564,776)
% of Net sales		39.4	39.7	40.9
Other operating income (expenses)		4,055,543	3,116,679	4,205,310
Adjusted operating result (2)		234,894,202	200,651,720	204,936,998
Change %		17.1	(2.1)	-
% of Net sales		13.8	12.9	13.7
Net financial expense	32	(19,115,361)	(14,627,170)	(15,255,586)
Equity and income of associates and joint ventures	16	(8,914,097)	(5,560,522)	(5,228,135)
Foreign currency exchange differences	32	(2,563,019)	456,995	957,565
Results as per adjustment units	32	(110,539)	(2,246,846)	(3,282,736)
Other gains (losses)	31	(7,716,791)	(8,345,907)	8,512,000
Income before taxes		196,474,395	170,328,270	190,640,106
Tax income (expense)	24	(48,365,976)	(30,246,383)	(50,114,516)
Net income for year		148,108,419	140,081,887	140,525,590
Non-controlling interests	28	(18,501,066)	(21,624,399)	(19,717,455)
Net income attributable to equity holders of the parent		129,607,353	118,457,488	120,808,135
Depreciation and amortization	29	92,199,504	83,528,045	81,566,802
ORBDA (3)		327,093,706	284,179,765	286,503,800
Change %		15.1	(0.8)	-
% of Net sales		19.3	18.2	19.1

See definition of (1), (2) and (3) in information as per Operating segment under this Note.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The following is a reconciliation of our Net income, the main comparable IFRS measure to Adjusted Operating Result for the years ended December 31, 2017, 2016 and 2015:

	For the years ended December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Income from contining activities	148,108,419	140,081,887	140,525,590
Add (Subtract):
Other gains (losses)	7,716,791	8,345,907	(8,512,000)
Finance income	(5,050,952)	(5,680,068)	(7,845,743)
Finance costs	24,166,313	20,307,238	23,101,329
Share of net loss of joint ventures and associates accounted for using the equity method	8,914,097	5,560,522	5,228,135
Foreign currency exchange differences	2,563,019	(456,995)	(957,565)
Result as per adjustment units	110,539	2,246,846	3,282,736
Tax income (expense)	48,365,976	30,246,383	50,114,516
Adjusted operating result	234,894,202	200,651,720	204,936,998
Depreciation and amortization	92,199,504	83,528,045	81,566,802
ORBDA	327,093,706	284,179,765	286,503,800

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31.
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(290,227,129)	(270,835,822)	(277,599,722)
Administrative expenses	(142,514,649)	(155,322,295)	(128,135,799)
Other expenses by function	(238,704,061)	(195,412,109)	(209,201,189)
Other expenses included in ´Other expenses by function´	2,662,359	2,027,475	2,371,934
Total MSD&A	(668,783,480)	(619,542,751)	(612,564,776)

Segment information by joint ventures and associates

The Administration of the Company review the financial situation and result of the all of their joint ventures and associated that is described in Note 16.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 7 Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category as of each year-end are detailed as follows:

	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,158,391	-	479,492	-
Market securities and investments in other companies	7,565,805	-	7,821,546	-
Derivative hedge assets	-	1,918,191	105,453	203,784
Total other financial assets	10,724,196	1,918,191	8,406,491	203,784
Cash and cash equivalents	170,044,602	-	134,033,183	-
Accounts receivable - trade and other receivable (net)	286,213,598	3,330,606	280,788,133	3,563,797
Acoounts receivable from related companies	5,810,764	258,471	3,536,135	356,665
Total financial assets	472,793,160	5,507,268	426,763,942	4,124,246
Bank borrowings	24,623,746	73,886,831	39,079,561	29,606,398
Bonds payable	3,306,135	69,476,612	3,250,023	70,836,716
Financial leases obligations	176,586	17,638,289	215,950	17,500,919
Derivative hedge liabilities	10,416,675	-	11,118,676	-
Liability coverage	1,840,188	-	-	-
Deposits for return of bottles and containers	13,228,328	-	13,015,723	-
Total other non-financial liabililities (*)	53,591,658	161,001,732	66,679,933	117,944,033
Account payable- trade and other payable	281,681,553	541,783	259,739,479	1,082,898
Accounts payable to related entities	10,069,043	-	9,530,071	-
Total financial liabilities	345,342,254	161,543,515	335,949,483	119,026,931

(*) See Note 21 - Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Fair value of Financial instruments

a)     Financial assets and liabilities are detailed as follows:

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

	As of December 31, 2017		As of December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,158,391	3,158,391	479,492	479,492
Market securities and investments in other companies	7,565,805	7,565,805	7,821,546	7,821,546
Derivative hedge assets	1,918,191	1,918,191	309,237	309,237
Total other financial assets	12,642,387	12,642,387	8,610,275	8,610,275
Cash and cash equivalents	170,044,602	170,044,602	134,033,183	134,033,183
Accounts receivable - trade and other receivable (net)	289,544,204	289,544,204	284,351,930	284,351,930
Acoounts receivable from related companies	6,069,235	6,069,235	3,892,800	3,892,800
Total financial assets	478,300,428	478,300,428	430,888,188	430,888,188
Bank borrowings	98,510,577	102,062,465	68,685,959	69,668,649
Bonds payable	72,782,747	79,559,896	74,086,739	81,769,096
Financial leases obligations	17,814,875	29,314,234	17,716,869	30,154,204
Derivative hedge liabilities	10,416,675	10,416,675	11,118,676	11,118,676
Liability coverage	1,840,188	1,840,188	-	-
Deposits for return of bottles and containers	13,228,328	13,228,328	13,015,723	13,015,723
Total other non-financial liabililities (*)	214,593,390	236,421,786	184,623,966	205,726,348
Account payable- trade and other payable	282,223,336	282,223,336	260,822,377	260,822,377
Accounts payable to related entities	10,069,043	10,069,043	9,530,071	9,530,071
Total financial liabilities	506,885,769	528,714,165	454,976,414	476,078,796

 (*) See Note 21 - Other financial liabilities.

The carrying amount of current accounts receivable, cash and cash equivalents and other financial assets and liabilities approximate their fair value due to their short-term nature, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market     or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

b)   Financial instruments by category:

As of December 31, 2017	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	3,158,391	-	-	3,158,391
Marketable securities and investments in other companies	7,565,805	-	-	7,565,805
Derivative hedge assets	-	-	1,918,191	1,918,191
Total other financial assets	10,724,196	-	1,918,191	12,642,387
Cash and cash equivalents	-	170,044,602	-	170,044,602
Trade and other current receivables (net)	-	289,544,204	-	289,544,204
Account receivable from to related companies	-	6,069,235	-	6,069,235
Total	10,724,196	465,658,041	1,918,191	478,300,428

As of December 31, 2017	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	98,510,577	98,510,577
Bonds payable	-	-	72,782,747	72,782,747
Financial leases obligations	-	-	17,814,875	17,814,875
Derivative financial instruments	10,416,675	-	-	10,416,675
Liability coverage	-	1,840,188	-	1,840,188
Deposits for return of bottles and containers	-	-	13,228,328	13,228,328
Total others financial liabililities	10,416,675	1,840,188	202,336,527	214,593,390
Account payable- trade and other payable	-	-	282,223,336	282,223,336
Accounts payable to related entities	-	-	10,069,043	10,069,043
Total	10,416,675	1,840,188	494,628,906	506,885,769

As of December 31, 2016	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	479,492	-	-	479,492
Marketable securities and investments in other companies	7,821,546	-	-	7,821,546
Derivative hedge assets	-	-	309,237	309,237
Total other financial assets	8,301,038	-	309,237	8,610,275
Cash and cash equivalents	-	134,033,183	-	134,033,183
Trade and other current receivables (net)	-	284,351,930	-	284,351,930
Account receivable from to related companies	-	3,892,800	-	3,892,800
Total	8,301,038	422,277,913	309,237	430,888,188

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2016	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	68,685,959	68,685,959
Bonds payable	-	-	74,086,739	74,086,739
Financial leases obligations	-	-	17,716,869	17,716,869
Derivative financial instruments	11,118,676	-	-	11,118,676
Deposits for return of bottles and containers	-	-	13,015,723	13,015,723
Total others financial liabililities	11,118,676	-	173,505,290	184,623,966
Account payable- trade and other payable	-	-	260,822,377	260,822,377
Accounts payable to related entities	-	-	9,530,071	9,530,071
Total	11,118,676	-	443,857,738	454,976,414

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year are detailed as follows:

	As of December 31, 2017				As of December 31, 2016
	Number agreements	Nominal amounts thousand	Asset	Liability	Number agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps CLP/USD	-	-	-	-	1	7,427,407	53,743	-
Less than a year	-	-	-	-	-	7,427,407	53,743	-
Cross interest rate swaps UF/CLP	1	2,000	1,918,191	1,484,538	-	-	-	-
Less than a year	-	-	-	1,484,538	-	-	-	-
Between 1 and 5 years	-	2,000	1,918,191	-	-	-	-	-
More than 5 years	1	-	-	-	-	-	-	-
Cross currency interest rate swaps USD/EURO	1	7,878	-	355,650	1	7,876	255,494	-
Less than a year	-	7,878	-	355,650	-	-	51,710	-
Between 1 and 5 years	-	-	-	-	-	7,876	203,784	-
Total	2	-	1,918,191	1,840,188	2	-	309,237	-
Forwards USD	27	245,641	3,095,825	9,722,619	29	224,332	359,254	10,586,653
Less than a year	-	245,641	3,095,825	9,722,619	-	224,332	359,254	10,586,653
Forwards Euro	14	65,598	44,474	694,056	10	49,421	109,164	523,079
Less than a year	-	65,598	44,474	694,056	-	49,421	109,164	523,079
Forwards CAD	3	1,750	15,530	-	2	1,480	11,074	7,720
Less than a year	-	1,750	15,530	-	-	1,480	11,074	7,720
Forwards GBP	2	480	2,562	-	2	700	-	1,224
Less than a year	-	480	2,562	-	-	700	-	1,224
Total	46	-	3,158,391	10,416,675	43	-	479,492	11,118,676
Total instruments	48	-	5,076,582	12,256,863	45	-	788,729	11,118,676

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently their effects are recorded in Income, in Other gains (losses).

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Banco Scotiabank. See additional disclosures in Note 21.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2017
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	4,860,845	EUR	5,216,495	(355,650)	06-18-2018
Banco de Chile	Flow interest rate on bank bonds	UF	60,640,827	CLP	60,207,174	433,653	09-15-2021

As of December 31, 2016
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	5,335,826	EUR	5,080,332	255,494	06-18-2018
Banco de Chile	Flow interest rate on bank bonds	CLP	7,458,187	USD	7,404,444	53,743	07-03-2017

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2017, a charge before income taxes of ThCh$  5,661 (credit of ThCh$  84,962  and ThCh$  80,693, in 2016 and  2015, respectively), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1                  Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2                  Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3                   Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2017	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,158,391	-	3,158,391	-
Market securities and investments in other companies	7,565,805	7,565,805	-	-
Derivative hedge assets	1,918,191	-	1,918,191	-
Fair value financial assets	12,642,387	7,565,805	5,076,582	-
Derivative hedge liabilities	1,840,188	-	1,840,188	-
Derivative financial instruments	10,416,675	-	10,416,675	-
Fair value financial liabilities	12,256,863	-	12,256,863	-

As of December 31, 2016	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	479,492	-	479,492	-
Market securities and investments in other companies	7,821,546	7,821,546	-	-
Derivative hedge assets	309,237	-	309,237	-
Fair value financial assets	8,610,275	7,821,546	788,729	-
Derivative financial instruments	11,118,676	-	11,118,676	-
Fair value financial liabilities	11,118,676	-	11,118,676	-

During the year ended as of December 31, 2017, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that  are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 8  Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows,

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$	ThCh$
Cash	97,228	106,203	12,712
Overnight deposits	471,054	1,978,738	462,873
Bank balances	45,389,589	41,519,788	42,370,367
Time deposits	4,804,224	14,955,778	32,639,373
Investments in mutual funds	16,586,749	24,772	-
Securities purchased under resale agreements	102,695,758	75,447,904	117,068,914
Total	170,044,602	134,033,183	192,554,239

The composition of cash and cash equivalents by currency as of December 31, 2017, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	75,623	16,154	-	5,451	-	-	-	97,228
Overnight deposits	-	471,054	-	-	-	-	-	471,054
Bank balances	30,110,816	4,691,411	182,966	1,391,103	718,348	7,758,211	536,734	45,389,589
Time deposits	4,804,224	-	-	-	-	-	-	4,804,224
Investments in mutual funds	-	-	-	16,586,749	-	-	-	16,586,749
Securities purchased under resale agreements	102,695,758	-	-	-	-	-	-	102,695,758
Total	137,686,421	5,178,619	182,966	17,983,303	718,348	7,758,211	536,734	170,044,602

The composition of cash and cash equivalents by currency as of December 31, 2016, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	100,921	788	-	4,494	-	-	-	106,203
Overnight deposits	-	1,978,738	-	-	-	-	-	1,978,738
Bank balances	27,164,330	6,479,095	786,887	2,158,115	1,136,783	3,291,550	503,028	41,519,788
Time deposits	14,754,416	-	-	201,362	-	-	-	14,955,778
Investments in mutual funds	-	-	-	24,772	-	-	-	24,772
Securities purchased under resale agreements	75,447,904	-	-	-	-	-	-	75,447,904
Total	117,467,571	8,458,621	786,887	2,388,743	1,136,783	3,291,550	503,028	134,033,183

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The composition of cash and cash equivalents by currency as of December 31, 2015, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,675	39	-	1,998	-	-	-	12,712
Overnight deposits	-	462,873	-	-	-	-	-	462,873
Bank balances	21,964,295	4,922,732	955,840	5,699,756	948,816	7,519,619	359,309	42,370,367
Time deposits	32,639,373	-	-	-	-	-	-	32,639,373
Securities purchased under resale agreements	117,068,914	-	-	-	-	-	-	117,068,914
Total	171,683,257	5,385,644	955,840	5,701,754	948,816	7,519,619	359,309	192,554,239

The composition of time deposits is detailed as follows:

As of December 31, 2017:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio - Chile	12-20-2017	01-03-2018	CLP	4,804,224	0.24
Total				4,804,224

As of December 31, 2016:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Santander - Chile	12-27-2016	01-05-2017	CLP	1,250,550	0.33
Banco Santander - Chile	12-28-2016	01-10-2017	CLP	2,400,792	0.33
Banco Santander - Chile	12-29-2016	01-25-2017	CLP	5,701,292	0.34
Banco Santander - Chile	12-28-2016	01-26-2017	CLP	5,401,782	0.33
Banco Francés - Argentina	12-12-2016	01-11-2017	ARS	201,362	1.60
Total				14,955,778

As of December 31, 2015:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio - Chile	11-30-2015	01-06-2016	CLP	3,512,658	0.35
Banco Consorcio - Chile	12-29-2015	01-20-2016	CLP	800,181	0.34
Banco Consorcio - Chile	12-29-2015	01-25-2016	CLP	2,850,665	0.35
Banco Consorcio - Chile	12-14-2015	01-12-2016	CLP	37,568	0.32
Banco Consorcio - Chile	12-29-2015	01-29-2016	CLP	2,500,600	0.36
Banco Consorcio - Chile	12-21-2015	01-20-2016	CLP	460,521	0.34
Banco de Crédito e Inversiones - Chile	12-15-2015	01-08-2016	CLP	7,762,889	0.33
Banco Santander - Chile	12-21-2015	01-20-2016	CLP	6,407,467	0.35
Banco Santander - Chile	12-23-2015	01-20-2016	CLP	1,251,133	0.34
Banco Santander - Chile	12-24-2015	01-11-2016	CLP	1,651,271	0.33
Banco Santander - Chile	12-28-2015	01-25-2016	CLP	3,301,122	0.34
HSBC Bank Chile	12-17-2015	01-14-2016	CLP	2,103,298	0.33
Total				32,639,373

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The composition of Securities purchased under resale agreements is detailed as follows:

As of December 31, 2017:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-12-2017	01-05-2018	CLP	369,413	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-14-2017	01-05-2018	CLP	144,116	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-14-2017	01-05-2018	CLP	6,006,912	0.24
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-14-2017	01-05-2018	CLP	196,591	0.24
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-14-2017	01-05-2018	CLP	970,704	0.24
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-14-2017	01-05-2018	CLP	3,796,772	0.24
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-22-2017	01-05-2018	CLP	3,672,751	0.25
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2017	01-05-2018	CLP	2,910,394	0.24
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-26-2017	01-05-2018	CLP	1,591,406	0.24
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-12-2017	01-05-2018	CLP	2,935,603	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-22-2017	01-05-2018	CLP	2,631,974	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	80,020	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-22-2017	01-03-2018	CLP	5,003,750	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-05-2018	CLP	2,750,688	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-05-2018	CLP	3,000,750	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-28-2017	01-05-2018	CLP	5,001,250	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2017	01-05-2018	CLP	4,001,000	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-28-2017	01-05-2018	CLP	1,000,250	0.25
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-28-2017	01-05-2018	CLP	1,000,250	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-10-2018	CLP	4,251,063	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2017	01-10-2018	CLP	3,238,217	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-29-2017	01-10-2018	CLP	2,000,333	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-29-2017	01-10-2018	CLP	1,938,656	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-30-2018	CLP	1,250,313	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2017	01-10-2018	CLP	340,057	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-22-2017	01-10-2018	CLP	2,628,752	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-22-2017	01-10-2018	CLP	1,974,698	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-15-2018	CLP	3,800,950	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	950,238	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-22-2017	01-10-2018	CLP	1,000,750	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Internacional - Chile	12-28-2017	01-10-2018	CLP	944,884	0.25
BancoEstado S.A. Corredores de Bolsa	Banco BICE - Chile	12-28-2017	01-10-2018	CLP	2,000,500	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-28-2017	01-10-2018	CLP	8,475,346	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	225,056	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-30-2018	CLP	8,102,025	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-29-2017	01-10-2018	CLP	2,524,410	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-28-2017	01-10-2018	CLP	3,833,082	0.25
BBVA Corredores de Bolsa Ltda.	BBVA Chile	12-27-2017	01-08-2018	CLP	1,700,567	0.25
BBVA Corredores de Bolsa Ltda.	BBVA Chile	12-18-2017	01-18-2018	CLP	290,289	0.23
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-28-2017	01-30-2018	CLP	1,455,543	0.23
BBVA Corredores de Bolsa Ltda.	BBVA Chile	12-28-2017	01-30-2018	CLP	2,425,349	0.23
Valores Security S.A. Corredores de Bolsa	Banco Security - Chile	12-27-2017	01-10-2018	CLP	280,086	0.23
Total					102,695,758

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2016:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-04-2017	CLP	3,531,124	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2016	01-04-2017	CLP	3,602,675	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2016	01-04-2017	CLP	2,044,419	0.32
BanChile Corredores de Bolsa S.A.	Banco Santander - Chile	12-28-2016	01-04-2017	CLP	674,935	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-06-2017	CLP	1,679,525	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2016	01-06-2017	CLP	1,205,429	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2016	01-06-2017	CLP	1,116,326	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-16-2017	CLP	872,178	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2016	01-16-2017	CLP	435,612	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2016	01-16-2017	CLP	1,865,909	0.32
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-28-2016	01-16-2017	CLP	1,241,355	0.32
BanChile Corredores de Bolsa S.A.	Banco Santander - Chile	12-28-2016	01-16-2017	CLP	261,444	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-29-2016	01-06-2017	CLP	1,427,025	0.31
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-29-2016	01-06-2017	CLP	1,725,807	0.31
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-29-2016	01-06-2017	CLP	5,799,890	0.31
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-29-2016	01-06-2017	CLP	1,549,449	0.31
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-27-2016	01-03-2017	CLP	925,383	0.31
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2016	01-06-2017	CLP	3,916,539	0.33
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-29-2016	01-06-2017	CLP	6,085,662	0.33
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2016	01-10-2017	CLP	2,400,528	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-29-2016	01-10-2017	CLP	6,019,097	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-10-2017	CLP	3,933,092	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-10-2017	CLP	1,350,297	0.33
BancoEstado S.A. Corredores de Bolsa	Banco BICE - Chile	12-29-2016	01-05-2017	CLP	105,017	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-10-2017	CLP	500,110	0.33
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-29-2016	01-10-2017	CLP	3,500,770	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-16-2017	CLP	4,000,880	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-20-2017	CLP	1,917,467	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-20-2017	CLP	82,974	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-03-2017	CLP	250,055	0.33
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2016	01-05-2017	CLP	6,101,342	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-05-2017	CLP	725,160	0.33
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2016	01-10-2017	CLP	1,600,149	0.28
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-30-2016	01-10-2017	CLP	3,000,280	0.28
Total					75,447,904

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2015:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-24-2015	01-08-2016	CLP	3,731,991	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2015	01-08-2016	CLP	4,253,623	0.31
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2015	01-20-2016	CLP	19,557	0.30
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile Chile	12-28-2015	01-08-2016	CLP	8,828,519	0.31
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-24-2015	01-08-2016	CLP	4,674,281	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2015	01-08-2016	CLP	3,923,128	0.31
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2015	01-20-2016	CLP	449	0.30
BancoEstado S.A. Corredores de Bolsa	Banco BICE - Chile	12-29-2015	01-14-2016	CLP	980,345	0.32
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2015	01-04-2016	CLP	4,693,648	0.31
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2015	01-08-2016	CLP	7,565,908	0.32
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2015	01-14-2016	CLP	4,219,808	0.32
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile Chile	12-28-2015	01-04-2016	CLP	3,999,302	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-30-2015	01-07-2016	CLP	200,021	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-30-2015	01-14-2016	CLP	2,749,535	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-30-2015	01-14-2016	CLP	750,078	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-28-2015	01-07-2016	CLP	2,600,806	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-29-2015	01-07-2016	CLP	1,300,277	0.32
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-29-2015	01-14-2016	CLP	3,079,945	0.32
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-28-2015	01-04-2016	CLP	5,779,339	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-29-2015	01-08-2016	CLP	241,899	0.32
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-29-2015	01-14-2016	CLP	1,919,498	0.32
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2015	01-04-2016	CLP	4,837,882	0.31
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2015	01-08-2016	CLP	140,839	0.32
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2015	01-14-2016	CLP	10,702,283	0.32
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-23-2015	01-12-2016	CLP	195,156	0.30
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-28-2015	01-04-2016	CLP	1,003,626	0.31
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2015	01-08-2016	CLP	353,294	0.32
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-30-2015	01-14-2016	CLP	9,801,762	0.31
BancoEstado S.A. Corredores de Bolsa	Scotiabank - Chile	12-29-2015	01-14-2016	CLP	652,718	0.32
BancoEstado S.A. Corredores de Bolsa	Scotiabank - Chile	12-28-2015	01-04-2016	CLP	2,443,254	0.31
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2015	01-08-2016	CLP	800,000	0.32
BBVA Corredores de Bolsa Ltda.	BBVA Chile	12-22-2015	01-11-2016	CLP	350,326	0.31
Valores Security S.A. Corredores de Bolsa	Banco BICE - Chile	12-22-2015	01-07-2016	CLP	110,651	0.34
Valores Security S.A. Corredores de Bolsa	Banco Central de Chile	12-28-2015	01-04-2016	CLP	4,856,917	0.32
Valores Security S.A. Corredores de Bolsa	Banco Central de Chile	11-30-2015	01-06-2016	CLP	4,053,610	0.34
Valores Security S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-28-2015	01-04-2016	CLP	24,999	0.32
Valores Security S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2015	01-04-2016	CLP	119,401	0.32
Valores Security S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-28-2015	01-04-2016	CLP	4,234,301	0.32
Valores Security S.A. Corredores de Bolsa	Banco Security - Chile	11-30-2015	01-06-2016	CLP	1,725,673	0.34
Valores Security S.A. Corredores de Bolsa	Banco Security - Chile	12-28-2015	01-04-2016	CLP	2,707,819	0.32
Valores Security S.A. Corredores de Bolsa	Banco Security - Chile	12-22-2015	01-07-2016	CLP	14,478	0.34
Valores Security S.A. Corredores de Bolsa	Banco del Estado de Chile	11-30-2015	01-06-2016	CLP	241,798	0.34
Valores Security S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2015	01-04-2016	CLP	401,100	0.32
Valores Security S.A. Corredores de Bolsa	Banco del Estado de Chile	12-22-2015	01-07-2016	CLP	125,126	0.34
Valores Security S.A. Corredores de Bolsa	BBVA Chile	12-28-2015	01-04-2016	CLP	1,659,944	0.32
Total					117,068,914

 (*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other cahs payment to acquire interests in joint ventures (1)	49,312,890	27,043,481	42,163,032
Cahs flow used for control of subsidiaries or other business (2)	7,800,000	19,111,686	-
Cash flow used in the purchase of non-controling interests (3)	1,149,689	2,174,370	1,921,245
Payment for changes in ownership interests in subidiaries (4)	-	641,489	-
Total	58,262,579	48,971,026	44,084,277

(1)   Corresponds to payments of commited capital made between 2015 to 2017 in Central Cervecera de Colombia S.A.S. and the acquisition in 2017 of 50% of Zona Franca Central Cervecera S.A.S. (see Note 16). Additionally, in 2016, includes the amount paid in proportion to the creation of the company Promarca Internacional SpA. (See Note 1, letter a)). Finally, In 2015, corresponds to the payment of 50% of the acquisitions of Bebidas Carozzi CCU SpA. (see Note 1, letter d)).

(2)   In 2017, corresponds to the acquisition of 2.5% of interet in VSPT, through its subsidiary CCU Inversiones S.A. (see Note 1 (6)). In 2016, corresponds to the acquisition of an additional interest in Manantial S.A., through its subsidiaries Aguas CCU-Nestlé Chile S.A. and Embotelladoras Chilenas Unidas S.A. (see Note 1, point (1)).

(3)   In 2017, mainly corresponds to the payment of 40% of the acquisitions of Americas Distilling Investment. In 2016 and 2015, corresponds to a capital increase in Bebidas Bolivianas BBO S.A. (see Note 16).

(4)   Corresponds to the payment for ownership on Sajonia Brewing Company S.R.L. of Paraguay (see Note 15 letter a)).

Note 9  Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurance paid	3,348,593	-	3,038,856	-
Advertising	7,383,730	3,632,423	5,968,072	2,567,939
Advances to suppliers	3,643,691	-	5,117,220	-
Guarantees paid	59,452	242,535	50,590	227,738
Consumables	446,565	-	438,979	-
Dividends receivable	353,150	-	245,073	-
Recoverable taxes (1)	-	786,808	-	1,231,414
Prepaid expenses	583,165	755,703	997,643	686,467
Other	15,879	14,166	4,861	14,164
Total	15,834,225	5,431,635	15,861,294	4,727,722

(1) Corresponds to the tax profit minimum and VAT credit exporter, both registered in the argentine subsidiaries, whose term of recovery is estimated over a year.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 10  Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile operating segment	159,465,654	-	145,670,490	-
International business operating segment	62,587,204	-	63,602,409	-
Wines operating segment	40,284,490	-	42,958,093	-
Impairment loss estimate	(4,154,752)	-	(3,837,914)	-
Total commercial debtors	258,182,596	-	248,393,078	-
Others accounts receivables (1)	28,031,002	3,330,606	32,395,055	3,563,797
Total other accounts receivable	28,031,002	3,330,606	32,395,055	3,563,797
Total	286,213,598	3,330,606	280,788,133	3,563,797

(1)   As of December 31, 2017, this item mainly includes ThCh$ 2,411,833 (ThCh$ 2,898,277 in 2016) in non-current related to the account receivable from the sale of the 49% that subsidiary CPCh had in Compañía Pisquera Bauzá S.A. (see Note 1, letter (b)).

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Chilean Peso	183,948,334	179,896,747
Argentine Peso	54,882,590	56,773,947
US Dollar	27,810,990	24,451,001
Euro	9,326,882	7,025,446
Unidad de Fomento	2,590,736	3,613,395
Uruguayan Peso	4,372,909	5,304,719
Paraguayan Guaraní	5,495,532	6,030,014
Others Currencies	1,116,231	1,256,661
Total	289,544,204	284,351,930

The detail of the accounts receivable maturities as of December 31, 2017, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile operating segment	159,465,654	150,256,296	4,960,461	1,037,876	1,358,009	1,853,012
International business operating segment	62,587,204	56,180,536	4,978,409	595,173	318,551	514,535
Wines operating segment	40,284,490	36,270,918	3,347,465	219,135	224,487	222,485
Impairment loss estimate	(4,154,752)	-	(421,560)	(695,114)	(1,001,699)	(2,036,379)
Total commercial debtors	258,182,596	242,707,750	12,864,775	1,157,070	899,348	553,653
Others accounts receivables	28,031,002	27,768,858	97,052	165,092	-	-
Total other accounts receivable	28,031,002	27,768,858	97,052	165,092	-	-
Total current	286,213,598	270,476,608	12,961,827	1,322,162	899,348	553,653
Others accounts receivables	3,330,606	3,330,606	-	-	-	-
Total non-current	3,330,606	3,330,606	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2016, is detailed as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile operating segment	145,670,490	134,545,838	8,090,616	1,136,211	638,417	1,259,408
International business operating segment	63,602,409	55,231,951	7,521,071	130,299	275,300	443,788
Wines operating segment	42,958,093	39,499,120	3,028,707	208,628	137,671	83,967
Impairment loss estimate	(3,837,914)	-	(1,130,545)	(478,707)	(542,389)	(1,686,273)
Total commercial debtors	248,393,078	229,276,909	17,509,849	996,431	508,999	100,890
Others accounts receivables	32,395,055	31,917,416	186,213	291,426	-	-
Total other accounts receivable	32,395,055	31,917,416	186,213	291,426	-	-
Total current	280,788,133	261,194,325	17,696,062	1,287,857	508,999	100,890
Others accounts receivables	3,563,797	3,563,797	-	-	-	-
Total non-current	3,563,797	3,563,797	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2017, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 28.1% (27.1% in 2016) of the total accounts receivable.

As indicated in the Risk management note (Note 5), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables. Regarding amounts aged more than 6 months and for which no allowances have been constituted, they correspond mainly to amounts already covered by the credit insurance policies. In addition, there are amounts overdue within ranges for which, in accordance with current policies are only partially impaired for, based on a case by case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further deterioration, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of punishment normally takes more than 1 year.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Balance at the beginning of year	(3,837,914)	(3,936,871)
Impairment estimate for accounts receivable	(1,948,264)	(1,352,722)
Uncollectible accounts	634,256	219,222
Add back of unused provisions	832,704	1,031,841
Effect of translation into presentation currency	164,466	200,616
Total	(4,154,752)	(3,837,914)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 11 Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Balances and transactions with related parties consist of the following:

(1)  Business operations agreed upon in Chilean Pesos. Companies not under a current trade account agreement not accrue interest and have payment terms of 30 days.

(2)  Business operations agreed upon in Chilean Pesos. The remaining balance accrues interest at 90-days active bank rate (TAB) plus an annual spread. Interests is paid or charged against the trade current account.

(3)  Business operations in foreign currencies, not covered by a current trade account, that do not accrue interest and have payment terms of 30 days. Balances are presented at the closing exchange rate.

(4)   An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years. Consequently, the UF 9,995 will be paid in nine equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(5)   An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. and Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments due on May 31, 2018, May 31, 2019 and May 31, 2020.

The transaction schedule includes all the transactions made with related parties.

The detail of the accounts receivable and payable from related parties as of December 31, 2017 and 2016, are detailed as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2017	As of December 31, 2016
							ThCh$	ThCh$
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	(3)	Associate	Sales of products	USD	30,791	42,006
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(3)	Joint venture	Sales of products	USD	9,248	-
0-E	Gráfica Editorial Intersudamericana S.A	Paraguay	(3)	Related to the subsidiary's shareholder	Sales of products	PYG	220	-
0-E	Palermo S.A.	Paraguay	(3)	Related to the subsidiary's shareholder	Sales of products	PYG	8,247	12,310
0-E	Paraguay Soccer S.A.	Paraguay	(3)	Related to the subsidiary's shareholder	Sales of products	PYG	85	-
0-E	Pepsi Cola Panamericana S.R.L.	Perú	(3)	Related to the subsidiary's shareholder	Sales of products	USD	-	1,149
0-E	QSR S.A.	Paraguay	(3)	Related to the subsidiary's shareholder	Sales of products	PYG	410	-
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	1,207	-
6,372,368-1	Jean Paul Luksic	Chile	(1)	Director of company related to the controller	Sales of products	CLP	464	-
14,534,777-7	Hubert Porte	Chile	(1)	Director of company related to the controller	Sales of products	CLP	2,095	-
76,029,109-9	Inversiones Chile Chico Ltda.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	2,253	526
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Associate of subsidiary	Sales of products	CLP	80,298	-
76,079,669-7	Minera Antucoya	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	355	-
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	40,965	10,513
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Sales of products	CLP	15,009	-
76,727,040-2	Minera Centinela	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	781	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	245,385	120,458
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	667,195	1,035,566
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services provided	CLP	-	3,215
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	151	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	2,997,036	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	402,666	-
78,780,780-1	Operaciones y Servicios Enex Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	13,058
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,457	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	14,393	14,393
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	-	7,450
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Loan	UF	31,191	30,542
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(5)	Shareholder of subsidiary	Sales of products	UF	77,929	76,620
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	2,893	2,575
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	165	458
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	-	14,747
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,713	4,552
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's Shareholder	Sales of products	CLP	2,759	1,937
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,341	-
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	83	1,437
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,640	3,479
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	234,880	258,306
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Controller	Sales of products	CLP	3,465	-
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	121	1,513
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	514	3,096
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	76,635	76,704
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,395	-
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	67	-
96,790,240-3	Minera Los Pelambres S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	659	-
96,819,020-2	Agricola El Cerrito S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	30
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	30
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	74,387	255,330
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	62,816	120,547
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	16,654	73,511
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Interests	CLP	-	219,835
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Services provided	CLP	680,740	380,242
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Remittanse send	CLP	4,334	750,000
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Rental of plant	CLP	3,774	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Rappel	CLP	898	-
Total							5,810,764	3,536,135

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2017	As of December 31, 2016
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Loan	UF	166,928	190,040
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(5)	Shareholder of subsidiary	Sales of products	UF	91,543	166,625
Total							258,471	356,665

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2017	As of December 31, 2016
							ThCh$	ThCh$
0-E	Amstel Brouwerijen B.V.	Netherlands	(3)	Related to the controller's shareholder	License and technical assistance	Euros	66,583	64,932
0-E	Banco Amambay S.A.	Paraguay	(3)	Related to the subsidiary's shareholder	Commission	PYG	-	34
0-E	Banco Amambay S.A.	Paraguay	(3)	Related to the subsidiary's shareholder	Services received	PYG	148	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	(3)	Associate	Recovery of expenses	USD	44,451	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(3)	Joint venture	Recovery of expenses	USD	14,199	-
0-E	Emprendimientos Hoteleros S.A.E.C.A	Paraguay	(3)	Related to the subsidiary's shareholder	Services received	PYG	8,481	-
0-E	Gráfica y Editorial Intersuda S.A.	Paraguay	(3)	Related to the subsidiary's shareholder	Purchase of products	PYG	448	1,604
0-E	Heineken Brouwerijen B.V.	Netherlands	(3)	Related to the controller's shareholder	License and technical assistance	Euros	1,349,472	3,344,215
0-E	Heineken Brouwerijen B.V.	Netherlands	(3)	Related to the controller's shareholder	Purchase of products	Euros	-	787,873
0-E	Heineken Brouwerijen B.V.	Netherlands	(3)	Related to the controller's shareholder	Royalty	USD	2,586,380	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(3)	Related to the controller's shareholder	Services received	PYG	1,241,991	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(3)	Related to the controller's shareholder	Services received	USD	1,025	-
0-E	Societé des Produits Nestlé S.A.	United Kingdom	(3)	Related to the subsidiary's shareholder	Purchase of products	USD	46,572	-
0-E	Watt's Alimentos S.A.	Paraguay	(3)	Subsidiary related	Purchase of products	USD	92,566	2,196
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	196,805	333,658
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	54,194	-
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Purchase of products	CLP	17,288	4,930
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	13,733	6,691
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	32,320	37,889
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	74,351	-
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Subsidiary of joint venture	Purchase of products	CLP	543	315
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	958,293	846,035
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	37,433	41,667
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	139,373	124,255
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	123	-
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,025	-
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	1,273
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	76	-
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	1,595,771	1,930,063
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Commission	CLP	3,462	2,955
96,798,520-1	SAAM Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,971	-
96,894,740-0	Banchile Factoring S.A.	Chile	(1)	Related to the controller	Services received	CLP	-	78,591
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	55,244	19,018
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	7,541	-
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	1,152,343	1,462,888
96,953,410-K	Artikos Chile S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	137	-
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	22,730	41,001
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Discount fleet	CLP	-	143,465
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	17,406	36,834
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	233,565	217,689
Total							10,069,043	9,530,071

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Most significant transactions and effects on results:

As of December 31, 2017 and 2016 the most significant transactions with related parties that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2017		2016
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
0-E	Americas Distilling Investments	United States	Associate of subsidiary	Capital contribution	1,043,720	-	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	211,740	(211,740)	165,995	(165,995)
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate	Sales of products	425,664	161,752	396,076	150,509
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate	Contribution of capital	-	-	2,174,370	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	28,232,532	-	22,943,861	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	11,051,487	(11,051,487)	9,445,557	(9,445,557)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	166,677	(166,677)	82,475	(52,266)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	306,553	-	-	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Sales of products	846,179	634,634	161,220	120,915
0-E	Societé des Produits Nestlé S.A.	United Kingdom	Shareholder of subsidiary	Royalty	410,421	(410,421)	432,535	(432,535)
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Subsidiary of joint venture	Capital contribution	21,080,358	-	-	-
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	1,501	1,200	-	-
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Advertising	2,064,067	(2,064,067)	3,427,941	(2,661,759)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	85,931	83,931	52,470	52,470
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	4,457,428	-	4,132,618	-
76,553,712-6	Heleservicios S.A.	Chile	Related to the controller	Services received	17,760	(17,760)	-	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	5,085	4,068	-	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Subsidiary related	Services received	152,578	(152,578)	83,220	(83,220)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Subsidiary related	Sales of products	535,046	428,036	522,566	418,052
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	355,279	(355,279)	329,258	(329,258)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	4,807,422	1,971,044	4,259,983	1,746,594
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Services provided	2,054,840	2,054,840	3,234,158	3,234,158
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Purchase of products	9,499,942	-	10,083,606	-
78,780,780-1	Operaciones y Servicios Enex Ltda.	Chile	Related to the controller's shareholder	Sales of products	-	-	224,387	183,997
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	818,433	-	633,668	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	26,359	5,413	28,256	6,815
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	-	-	76,619	9,285
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of grape	4,367,575	-	4,255,971	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	1,995	1,596	-	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	637,313	-	599,123	-
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	Shareholder of subsidiary	Dividends paid	979,637	-	1,273,753	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	4,158,228	-	3,530,565	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's Shareholder	Sales of products	15,941	12,751	13,984	11,186
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Billed services	559,042	(559,042)	439,603	(439,603)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	28,049	22,158	35,532	28,069
94,625,000-7	Inversiones Enex S.A	Chile	Related to the controller's shareholder	Sales of products	1,445,395	1,127,408	1,161,918	906,296
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Office lease	9,622	9,622	11,463	11,463
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	34,633,542	-	32,109,822	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	291,030,000	-	61,400,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	299,530,000	720,311	170,500,000	402,369
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	-	-	311,666	249,322
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,150	920	-	-
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Commission	77,311	77,311	65,271	(65,271)
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services provided	391,598	(391,598)	-	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	245,068	-	-	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	413,117	183,835	62,444	27,788
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	-	-	429,517	(429,517)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	8,481,780	-	5,438,419	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	253,473	253,473	234,327	234,327
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	369,097	(369,097)	529,138	(529,138)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Leasing paid	-	-	87,457	2,266
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Transportation of securities	359,579	(359,579)	282,267	(282,267)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	47,184	30,669	87,772	48,800
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	63,548,208	5,500,174	35,318,178	2,006,627
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	-	-	61,400,000	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interest income	-	-	247,101	247,101
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	153,773	153,773	1,553,943	1,553,943
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse send	717,900	-	750,000	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Sales of products	126	58	5,973	2,745
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	15,329	(15,329)	17,773	(17,773)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	2,804,870	-	5,115,078	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2016 and 2015 the most significant transactions with related parties that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2016		2015
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	165,995	(165,995)	229,967	(229,967)
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate	Sales of products	396,076	150,509	209,292	79,531
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate	Capital contribution	2,174,370	-	1,921,245	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	22,943,861	-	19,941,532	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	9,445,557	(9,445,557)	9,331,241	(9,331,241)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	82,475	(52,266)	27,904	(27,904)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	-	-	71,107	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Sales of products	161,220	120,915	-	-
0-E	Societé des Produits Nestlé S.A.	United Kingdom	Shareholder of subsidiary	Royalty	432,535	(432,535)	308,527	(308,527)
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Advertising	3,427,941	(2,661,759)	1,554,332	(405,349)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	52,470	52,470	50,787	50,787
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	4,132,618	-	4,089,832	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	83,220	(83,220)	77,166	(77,166)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	522,566	418,052	405,652	324,522
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	329,258	(329,258)	279,401	(279,401)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	4,259,983	1,746,594	2,679,985	1,098,794
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Services provided	3,234,158	3,234,158	2,649,644	2,649,644
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Purchase of products	10,083,606	-	8,692,744	-
78,780,780-1	Operaciones y Servicios Enex Ltda.	Chile	Related to the controller's shareholder	Sales of products	224,387	183,997	328,256	262,605
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	633,668	-	489,942	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	28,256	6,815	29,589	5,827
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	76,619	9,285	74,529	8,487
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of grape	4,255,971	-	6,226,156	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	-	-	8,071	6,457
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	599,123	-	791,836	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Services provided	-	-	181,437	181,437
89,602,300-4	Csav Austral SpA.	Chile	Shareholder of subsidiary	Services received	-	-	122,991	(122,991)
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	Shareholder of subsidiary	Dividends paid	1,273,753	-	4,055,034	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	3,530,565	-	2,704,376	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's Shareholder	Sales of products	13,984	11,186	14,509	14,509
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Billed services	439,603	(439,603)	127,165	(127,165)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	35,532	28,069	-	-
94,625,000-7	Inversiones Enex S.A	Chile	Related to the controller's shareholder	Sales of products	1,161,918	906,296	636,707	496,631
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Office lease	11,463	11,463	11,006	11,006
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	32,109,822	-	31,777,378	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	61,400,000	-	225,840,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	170,500,000	402,369	231,800,000	583,333
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	311,666	249,322	-	-
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Commission	65,271	(65,271)	45,756	(45,756)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	62,444	27,788	36,560	16,269
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	429,517	(429,517)	425,164	(425,164)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	5,438,419	-	4,776,140	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	234,327	234,327	425,165	425,165
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Leasing paid	87,457	2,266	123,316	(23,901)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	529,138	(529,138)	316,411	(316,411)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Transportation of securities	282,267	(282,267)	452,384	(452,384)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	87,772	48,800	39,148	25,446
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	35,318,178	2,006,627	105,973,453	1,708,487
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	61,400,000	-	204,050,000	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	61,400,000	247,101	219,500,000	770,364
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	1,553,943	1,553,943	7,633,582	7,633,582
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Interests	-	-	287,243	287,243
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse received	-	-	33,298,001	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse send	750,000	-	27,189,651	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Sales of products	5,973	2,745	13,540	6,223
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	17,773	(17,773)	30,209	(30,209)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	5,115,078	-	24,067,498	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 13, 2016, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Marc Busain, Carlos Molina Solís, Didier Debrosse, José Miguel Barros van Hövell tot Westerflier and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law Nº18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held on April 13, 2016. At the same meeting, and according to article 50 bis of Law N° 18,046, the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Pérez, Molina and Corbo. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros shall participate in the Audit Committee´s meetings as observers.

At the Ordinary Shareholders´ Meeting held on April 12, 2017 agreed to keep the remuneration of the Directors previously agreed at the Ordinary Shareholders´ Meeting held on April 13, 2016 and the remuneration of the Directors consists on a gross monthly fee for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2016. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ variable remuneration shall be calculated over a maximum 50% of such profits.

Additionally, those Directors that are members of the Directors Committee receive a gross remuneration of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to, pursuant to article 50 bis of Law Nº 18,046 and Regulation N° 1956 of the CMF. Directors that are members of the Audit Committee receive a gross monthly remuneration of UF 25.

According to the above, as of December 31, 2017, the Directors received ThCh$ 3,146,516 (ThCh$ 3,215,759 in 2016 and ThCh$ 2,976,684 in 2015) in meeting attendance fees and dividend participation. In addition, ThCh$ 224,813 (ThCh$ 212,665 in 2016 and ThCh$ 191,416 in 2015) were paid as meeting attendance fees and dividend participation to the Senior Management of the Parent Company.

As of December 31, 2017, the remuneration corresponding to the key personal was ThCh$ 6,449,061 (ThCh$ 7,565,658 in 2016 and ThCh$ 5,497,192 in 2015). The Company grants annual discretionary and variable bonuses to the top key employees, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals and depending on the year results.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 12 Inventories

The inventories balances are detailed as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Finished products	74,897,803	76,326,444
In process products	2,861,150	1,936,190
Raw material	114,911,632	113,232,691
In transit raw material	5,236,825	4,460,822
Materials and products	5,618,614	5,692,745
Realizable net value estimate and obsolescence	(1,538,133)	(2,337,354)
Total	201,987,891	199,311,538

The Company wrote off a total of ThCh$ 2,981,075, ThCh$ 2,012,748 and ThCh$ 2,057,704 against net realizable value and obsolescence for the years ended as of December 31, 2017, 2016 and 2015, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2017	As of December 31, 2016

	ThCh$	ThCh$
Initial balance	(2,337,354)	(1,825,381)
Inventories write-down estimation	(2,268,199)	(2,551,828)
Inventories recognised as an expense	2,981,075	2,012,748
Business combination effect	86,345	27,107
Total	(1,538,133)	(2,337,354)

As of December 31, 2017 and 2016, the Company does not have any inventory pledged as guarantee for financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 13 Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The cost associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$
As of January 1 2016
Historic cost	7,633,340
Book Value	7,633,340

As of December 31, 2016
Acquisitions	19,611,307
Decreases due to harvesting	(19,296,268)
Book Value	7,948,379

As of December 31, 2016
Historic cost	7,948,379
Book Value	7,948,379

As of December 31, 2017
Acquisitions	18,440,177
Decreases due to harvesting	(18,230,868)
Book Value	8,157,688

As of December 31, 2017
Historic cost	8,157,688
Book Value	8,157,688

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 14 Non-current assets of disposal groups classified as held for sale

a)	Chile Operating segment

On January 7, 2016, the shareholders of Compañía Pisquera Bauzá S.A. came to an agreement in which Compañía Pisquera de Chile S.A. (“CPCh”) (subsidiary of Compañía Cervecerías Unidas S.A.) sold its interest of 49% to Agroproductos Bauzá S.A. The price of the transaction amounted to UF 150,000 (equivalent to ThCh$ 3,844,364 on December 31, 2015).

In January 2016, the first installment was paid for an amount of UF 20,000 (equivalents to ThCh$ 512,596 on January 8, 2016).

As of December 31, 2017, the balances are UF 90,000 plus interest, of which UF 90,000 with long-term maturity (equivalents to ThCh$ 2,411,832) payable in annual installments maturing in 2020. The annual installments that will maturity in January 2018, for an amount of UF 20,000 was paid in advance in May 2017 (equivalent to ThCh$ 578,958).

Previously, in October 2015, the Board of Directors of CPCh agreed to instruct the Management to obtain an agreement with Agroproductos Bauzá based on the terms which were reflected in the before mentioned transaction. As a consequence of the aforementioned CPCh recorded a provision before taxes for an amount of ThCh$ 1,401,253, charged to the result of the fourth quarter of for year 2015. This amount is presented under Other gains/losses in the Consolidated Statement of Income of the quarter.

b)	International Business Operating segment
-

During December 2014, the Board of subsidiary Sidra La Victoria S.A. authorized the sale of property located in Cipolletti city, Provincia de Río Negro, Argentina. During November 2015 this property was sold and a gain before tax of ThCh$ 1,977,432 was recorded under item Other income by function.

-

During September 2015, the Board of subsidiary Saenz Briones S.A. authorized the sale of property located in Luján de Cuyo city, Provincia de Mendoza, Argentina. At the date of issuance of these Financial Statements that property is the same condition.

c)	Wine Operating segment
-

During the last quarter of 2009, the Board of Tamarí S.A. (merged with Finca la Celia S.A. as of April 1, 2011) authorized the sale of fixed assets which includes the winery with facilities for processing and storage of wines as well as of acres that surround it and the guest house. This decision is based primarily on the advantage of consolidating the operations of processing and packaging of wines from the Wine Group subsidiaries VSPT facilities in Finca La Celia,  generating significant synergies for the Group.

During 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets. At the date of issuance of these Financial Statements this transaction is current.

-

During November 2015, the Board of subsidiary Viña Valles de Chile S.A. (legal and continuing successor of Viña Misiones de Rengo S.A.) authorized the sale of certain fixed asstes located in Rengo city, Provincia de Cachapoal, Sexta Región. At the date of issuance of these Financial Statements this transaction is current.

As described in Note 2, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2017 and 2016, assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Land	1,786,879	1,816,348
Contructions	473,975	504,207
Machinerys	44,857	57,332
Total	2,305,711	2,377,887

Note 15 Business Combinations

Bebidas del Paraguay S.A.

Year 2016 Acquisitions

On March 31, 2016, subsidiary Bebidas del Paraguay S.A. acquired 51% of the stock rights of Sajona Brewing Company S.R.L (Paraguayan company). The purpose of this company is the production and marketing of Sajonia brand beer. The amount of this transaction was ThCh$ 641,489 (equivalents to US$ 1,000,000).

During 2017, the Company has determined the following fair values of assets and liabilities, for this business combination (Note 1, (2)).

It is expected that the acquisition of this company allows to transform the brand into a reference in the segment of craft beer, increases their productive capacities and distribution network, forming part of the portfolio brands of BdP. According with the above mentioned, BdP begins to participate in the production of beer, with its own brand and with great growth prospects.

As of December 31, 2017, the Company did not enter into business combinations transactions.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of December 31, 2017 and 2016, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2017	As of December 31, 2016
	%	ThCh$	ThCh$
Cervecería Austral S.A. (1)	50.00	6,126,384	5,548,458
Foods Compañía de Alimentos CCU S.A. (2)	50.00	5,792,242	5,624,391
Central Cervecera de Colombia S.A.S. (3)	50.00	50,374,322	35,449,038
Zona Franca Central Cervecera S.A.S. (3)	50.00	20.696.077	-
Total joint ventures		82,989,025	46,621,887
Bebidas Bolivianas BBO S.A. (4)	34.00	14,641,870	17,281,665
Other companies		1,639,385	501,394
Total associated		16,281,255	17,783,059
Total		99,270,280	64,404,946

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Bebidas Bolivianas BBO S.A.	8,294,324	9,032,617
Total	10,189,094	10,927,387

The result accrued in joint ventures and associates are detailed as follows:

	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	952,235	754,326	247,180
Foods Compañía de Alimentos CCU S.A.	165,905	(519,536)	(1,251,392)
Central Cervecera de Colombia S.A.S.	(8,646,651)	(3,969,699)	(2,668,179)
Zona Franca Central Cervecera S.A.S.	87,583	-	-
Total joint ventures	(7,440,928)	(3,734,909)	(3,672,391)
Bebidas Bolivianas BBO S.A.	(1,459,916)	(1,805,548)	(1,557,886)
Other companies	(13,253)	(20,065)	2,142
Total associated	(1,473,169)	(1,825,613)	(1,555,744)
Total	(8,914,097)	(5,560,522)	(5,228,135)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Balance at the beginning of year	64,404,946	49,995,263
Business combination effect	50,462,578	25,118,232
Participation in the joint ventures and associates (loss)	(8,914,097)	(5,560,522)
Dividends received	(353,150)	(245,073)
Increase (decrease) through changes in ownership interests in subsidaries	-	(5,427,660)
Others	(6,329,997)	524,706
Total	99,270,280	64,404,946

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

A closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU S.A

A closed stock company devoted to the production and marketing of food products such as like cookies and other baked goods, caramels, candy and cereal, among others.

On November 26, 2015, Foods signed a sale agreement with Empresas Carozzi S.A., under which the first sold to the second machinery, equipment and brands related to products marketed under the brands Natur and Calaf. The amount of this transaction was ThCh$ 14,931,000 and CCU recognized a net loss after taxes for an amount of ThCh$ 1,034,638, corresponding to their participation.

On December 16, 2016, Foods and subsidiary CCU Inversiones S.A., acquired 49.99999% and 0.0001%, respectively of the shares of Alimentos Nutrabien S.A. As a consequence above mentioned the only shareholders direct of that company are: (i) Food´s with 99.99999% of the share capital, and (ii) CCU investments S.A. with a 0.0001% of the share capital, respectively. The amount of this transaction was UF 545.000, equivalent to ThCh$ 14.352.706.

(3) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II Limitada, and Grupo Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Inversiones ll Limitada, acquired 50% of the shares of of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operations, in which CCU and Grupo Postobon participate as equal shareholders. The amount of this transaction was US$ 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free zones, providing tolling services to CCC, and this latter company will produce, market and distribute Products.

For the purposes above, previous associations involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

The Parties will also invest in CCC and ZF CC an approximate amount of US$ 200,000,000 in equal parts, following a gradual investment plan agreed by the parties.

As of December 31, 2017 and 2016, the total amount contributed to CCC and ZF CC was US$ 144,729,978 (equivalents to ThCh$ 93,643,761) and US$ 68,078,797 (equivalents to ThCh$ 44,330,781).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

(4) Bebidas Bolivianas BBO S.A.

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BOO S.A. a Bolivian and a closed stock company that produces soft drinks and beers in three plants located in Santa Cruz de la Sierra and Nuestra Señora de la Paz cities. The amount of this transaction was ThCh$ 13,776,885. On December 9, 2015, the Company paid an increased of capital for an amount of US$ 2,720,000, equivalents to ThCh$ 1,921,244. On June 8, 2016 and November 17, 2016, the Company paid an increased of capital for an amount of US$ 2,221,696, equivalents to ThCh$ 1,510,420 and
US$ 1,019,971, equivalents to ThCh$ 663,951, respectively.

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2017.

As of December 31, 2017, 2016 and 2015, the significant items of the financial statements of 100% of joint ventures and associates are summarized as follows:

	Joint ventures	Associated	Joint ventures	Associated
	As of December 31, 2017		As of December 31, 2016
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	49,960,930	5,540,894	64,587,798	7,602,940
Non-current assets	150,837,264	26,609,731	50,994,744	30,504,073
Current liabilities	35,339,239	4,444,262	23,043,784	5,886,879
Non-current liabilities	1,994,220	9,037,112	2,350,385	7,789,367

	Joint ventures	Associated	Joint ventures	Associated	Joint ventures	Associated
	For the years ended as of December 31,
	2017		2016		2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	57,417,288	19,760,918	63,926,397	19,733,853	59,187,508	18,310,272
Operating result	(18,606,383)	(4,086,973)	(11,913,526)	(4,159,093)	(6,796,020)	(4,039,249)
Net income for year	(14,352,789)	(4,462,733)	(7,287,727)	(4,712,596)	(6,803,143)	(4,573,734)
Other comprehensive income	(27,052,016)	(5,761,515)	(3,451,487)	(7,965,214)	(2,494,511)	-
Depreciation and amortization	(2,618,567)	(2,818,923)	(2,104,820)	(2,698,849)	(1,998,935)	(534,485)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 17  Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2016
Historic cost	60,966,038	24,212,125	1,914,139	904,007	87,996,309
Accumulated amortization	-	(15,928,101)	-	(200,201)	(16,128,302)
Book Value	60,966,038	8,284,024	1,914,139	703,806	71,868,007

As of December 31, 2016
Additions	40,000	4,533,631	219,163	-	4,792,794
Additions for joint operations (1)	5,614,575	-	-	-	5,614,575
Additions for business combination (2)	259,712	-	-	-	259,712
Divestitures (cost)	-	(167,825)	(42,243)	-	(210,068)
Divestitures (amortization)	-	197,910	-	-	197,910
Amortization of year	-	(2,472,425)	-	(389,166)	(2,861,591)
Conversion effect	(1,719,397)	(213,166)	-	(140,990)	(2,073,553)
Effect of conversion (amortization)	-	130,442	-	215,927	346,369
Book Value	65,160,928	10,292,591	2,091,059	389,577	77,934,155

As of December 31, 2016
Historic cost	65,160,928	28,364,765	2,091,059	763,017	96,379,769
Accumulated amortization	-	(18,072,174)	-	(373,440)	(18,445,614)
Book Value	65,160,928	10,292,591	2,091,059	389,577	77,934,155

As of December 31, 2017
Additions	-	3,498,499	158,968	-	3,657,467
Divestitures (cost)	(226)	(103,675)	-	-	(103,901)
Divestitures (amortization)	-	103,675	-	-	103,675
Amortization of year	-	(2,873,115)	-	(173,294)	(3,046,409)
Conversion effect	(1,355,703)	(260,268)	-	(103,287)	(1,719,258)
Effect of conversion (amortization)	-	167,026	-	39,725	206,751
Book Value	63,804,999	10,824,733	2,250,027	152,721	77,032,480

As of December 31, 2017
Historic cost	63,804,999	31,499,321	2,250,027	659,730	98,214,077
Accumulated amortization	-	(20,674,588)	-	(507,009)	(21,181,597)
Book Value	63,804,999	10,824,733	2,250,027	152,721	77,032,480

(1) See Note 1, letter a).

(2) See Note 1, point (2).

There are no restrictions or pledges on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The cash generating unit associates to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2017	As of December 31, 2016
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	31,476,163	31,476,163
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Compañía Cervecería Kunstmann S.A.	286,518	286,744
	Subtotal	34,292,463	34,292,689
International Business	CCU Argentina S.A. and subsidiaries	3,735,289	4,774,066
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,639,301	2,822,016
	Bebidas del Paraguay S.A. y Distribuidora del Paraguay S.A.	3,356,895	3,489,969
	Subtotal	9,731,485	11,086,051
Wines	Viña San Pedro Tarapacá S.A.	19,781,051	19,782,188
	Subtotal	19,781,051	19,782,188
Total		63,804,999	65,160,928

Management has not found any evidence of impairment of intangible assets. The same methodology described in Note 18., has been used for trademarks with indefinite useful lives.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 18 Goodwill

The goodwill movements is detailed as follows:

Goodwill
ThCh$
As of January 1, 2016
Historic cost	99,490,372
Book Value	99,490,372

As of December 31, 2016
Additions for business combination (1)	234,476
Conversion effect	(2,798,297)
Book Value	96,926,551

As of December 31, 2016
Historic cost	96,926,551
Book Value	96,926,551

As of December 31, 2017
Conversion effect	(2,309,077)
Book Value	94,617,474

As of December 31, 2017
Historic cost	94,617,474
Book Value	94,617,474

(1) See Note 1, letter (2).

Goodwill on investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The carrying amount of goodwill of the investments assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2017	As of December 31, 2016
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	47,443	47,443
	Subtotal	43,992,924	43,992,924
International Business	CCU Argentina S.A. and subsidiaries	5,355,254	6,851,916
	Marzurel S.A., Coralina S.A. and Milotur S.A.	6,956,760	7,260,675
	Bebidas del Paraguay S.A. y Distribuidora del Paraguay S.A.	5,896,392	6,404,892
	Subtotal	18,208,406	20,517,483
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Subtotal	32,416,144	32,416,144
Total		94,617,474	96,926,551

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Goodwill assigned to the CGU is subject to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by Management for the same term and with an average grown-rate of 3%. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The pre-tax discount rates used range from a 9.2% to 10.9%. Given the materiality of the amounts involved, it was not considered relevant to describe additional information in this Note. A reasonable change in assumptions would not result in an impairment to goodwill.

As December 31, 2017, the Company has not identified any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accesories and vehicles	Assets under finance lease	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2016
Historic cost	569,642,008	428,398,944	185,024,437	117,920,217	102,094,511	60,844,400	16,447,490	29,639,562	1,510,011,569
Accumulated depreciation	(149,128,169)	(248,562,463)	(102,580,240)	(77,349,328)	-	(42,694,930)	(3,014,569)	(14,014,660)	(637,344,359)
Book Value	420,513,839	179,836,481	82,444,197	40,570,889	102,094,511	18,149,470	13,432,921	15,624,902	872,667,210

As of December 31, 2016
Additions	-	-	-	-	128,712,863	-	-	-	128,712,863
Additions for business combination	-	79,126	-	-	-	-	-	-	79,126
Transfers	22,834,409	40,559,020	26,734,419	11,477,889	(115,555,005)	12,571,079	-	1,378,189	-
Conversion effect historic cost	(5,161,938)	(9,794,457)	(10,440,956)	(3,309,017)	(716,066)	(63,653)	(1,927)	(100,704)	(29,588,718)
Write off (cost)	(421,820)	(1,114,726)	(963,296)	(602,003)	164,887	(1,425,485)	-	-	(4,362,443)
Write off (depreciation)	16,882	1,045,213	1,211,494	557,191	-	809,775	-	-	3,640,555
Capitalized interests	-	-	-	-	853,832	-	-	-	853,832
Depreciation	(16,446,343)	(22,298,558)	(20,154,538)	(9,709,915)	-	(9,495,693)	(235,007)	(1,025,552)	(79,365,606)
Conversion effect depreciation	1,743,342	4,080,872	3,082,501	4,139,993	-	252,389	578	66,872	13,366,547
Others increase (decreased)	(40,372)	1,960,728	(1,217,118)	(313,368)	(779,982)	792,760	(620,991)	-	(218,343)
Divestitures (depreciation)	(1,973,792)	(4,671,503)	(919,611)	(105,417)	-	(479,526)	-	(1,480,301)	(9,630,150)
Divestitures (depreciation)	1,366,357	4,474,718	699,573	23,026	-	375,766	-	1,010,409	7,949,849
Book Value	422,430,564	194,156,914	80,476,665	42,729,268	114,775,040	21,486,882	12,575,574	15,473,815	904,104,722

As of December 31, 2016
Historic cost	584,830,357	453,735,402	196,174,306	129,190,151	114,775,040	70,251,593	13,926,785	29,436,746	1,592,320,380
Accumulated depreciation	(162,399,793)	(259,578,488)	(115,697,641)	(86,460,883)	-	(48,764,711)	(1,351,211)	(13,962,931)	(688,215,658)
Book Value	422,430,564	194,156,914	80,476,665	42,729,268	114,775,040	21,486,882	12,575,574	15,473,815	904,104,722

As of December 31, 2017
Additions	-	-	-	-	118,850,131	-	-	-	118,850,131
Transfers	29,368,004	43,963,753	20,642,995	18,784,331	(124,150,216)	10,802,816	-	588,317	-
Conversion effect historic cost	(4,642,067)	(10,260,723)	(10,182,025)	(3,613,420)	(720,676)	(379,481)	(1,605)	(100,852)	(29,900,849)
Write off (cost)	(144,577)	(681,120)	(2,192,467)	(2,301,087)	-	(778,317)	-	-	(6,097,568)
Write off (depreciation)	122,890	609,546	1,942,571	2,241,388	-	613,585	-	-	5,529,980
Capitalized interests	-	-	-	-	1,042,045	-	-	-	1,042,045
Depreciation	(16,782,519)	(26,444,714)	(20,351,615)	(12,375,545)	-	(6,262,416)	(43,108)	(1,002,696)	(83,262,613)
Conversion effect depreciation	609,002	3,137,711	3,801,023	2,188,068	-	92,238	519	54,154	9,882,715
Others increase (decreased)	(101,686)	1,048,528	18,981	7,257	(1,189,435)	(35,064)	(138,391)	59,875	(329,935)
Divestitures (cost)	(434,512)	(322,483)	(45,081,934)	(27,295)	-	(614,206)	-	(521,685)	(47,002,115)
Divestitures (depreciation)	326,742	322,483	43,718,122	26,267	-	363,484	-	339,817	45,096,915
Book Value	430,751,841	205,529,895	72,792,316	47,659,232	108,606,889	25,289,521	12,392,989	14,890,745	917,913,428

As of December 31, 2017
Historic cost	608,854,028	485,770,049	159,541,057	142,280,575	108,606,889	79,120,713	13,816,109	29,367,600	1,627,357,020
Accumulated depreciation	(178,102,187)	(280,240,154)	(86,748,741)	(94,621,343)	-	(53,831,192)	(1,423,120)	(14,476,855)	(709,443,592)
Book Value	430,751,841	205,529,895	72,792,316	47,659,232	108,606,889	25,289,521	12,392,989	14,890,745	917,913,428

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The balance of the land at the end of each year is as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Land	225,840,815	226,136,602
Total	225,840,815	226,136,602

Capitalized interest as of December 31, 2017, amounted 1,042,045 (ThCh$  853,832 in 2016), using an annually capitalization rate of 4.25% (4.17% in 2016).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2017, the Company maintained approximately 4,219 hectares of which 3,765 are for vines in production stage. Of the total hectares mentioned above, 3,427 correspond to own land and 338 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2017, the production plant vines yield approximately 43.9 million kilos of grapes (49.8 million kilos of grapes in 2016).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to the impairment losses of property, plant and equipment, the Managment has not perceived evidence of impairment with respect to these at December 31, 2017.

Assets under finance lease:

The carrying amount of land and buildings relates to finance lease agreements for the Company and its subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Land	3,215,075	3,130,181
Buildings	9,101,182	9,217,312
Machinery and equipment	76,732	228,081
Total	12,392,989	12,575,574

In Note 21, letter B) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at CCU S.A. and Cervecería Kunstmann S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 20 Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2016
Historic cost	5,097,142	2,487,425	7,584,567
Depreciation	-	(746,565)	(746,565)
Book Value	5,097,142	1,740,860	6,838,002

As of December 31, 2016
Additions	-	11,036	11,036
Divestitures	(2,563)	-	(2,563)
Depreciation	-	(41,055)	(41,055)
Conversion effect (depreciation)	(364,940)	(218,986)	(583,926)
Conversion effect	-	32,333	32,333
Book Value	4,729,639	1,524,188	6,253,827

As of December 31, 2016
Historic cost	4,729,639	2,279,475	7,009,114
Depreciation	-	(755,287)	(755,287)
Book Value	4,729,639	1,524,188	6,253,827

As of December 31, 2017
Additions	-	17,588	17,588
Depreciation	-	(38,007)	(38,007)
Conversion effect (depreciation)	(270,804)	(165,236)	(436,040)
Conversion effect	-	27,991	27,991
Book Value	4,458,835	1,366,524	5,825,359

As of December 31, 2017
Historic cost	4,458,835	2,131,827	6,590,662
Depreciation	-	(765,303)	(765,303)
Book Value	4,458,835	1,366,524	5,825,359

Investment property includes twenty land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one land property, two offices and one apartment of them being leased and generating ThCh$ 193,839 revenue during year 2017 (ThCh$ 251,545 in 2016 and ThCh$ 172,243 in 2015). Additionally, there are three land properties in Argentina, which are leased and generated an income for ThCh$ 135,064 for year 2017 (ThCh$ 131,389 in 2016 and ThCh$ 127,093 in 2015). In addition, the expenses associated with such investment properties amounted to ThCh$ 60,452 for the year ended as of December 31, 2017 (ThCh$ 71,090 in 2016 and ThCh$ 120,340 in 2015).

The fair value, of investment property that represent 89% of the carrying amount is ThCh$ 16,904,331.

Management has not detected any evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the consolidated balance sheet are detailed as follows:

	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (*)	24,623,746	73,886,831	39,079,561	29,606,398
Bonds payable (*)	3,306,135	69,476,612	3,250,023	70,836,716
Financial leases obligations (*)	176,586	17,638,289	215,950	17,500,919
Derivatives (**)	10,416,675	-	11,118,676	-
Liability coverage (**)	1,840,188	-	-	-
Deposits for return of bottles and containers	13,228,328	-	13,015,723	-
Total	53,591,658	161,001,732	66,679,933	117,944,033

(*)  See Note 5.

(**) See Note 7.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The maturities and interest rates of these obligations are detailed as follows:

Current loan and financial obligation

As of December 31, 2017:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	-	185,739	185,739	At maturity	2.50
0-E	Finca La Celia S.A.	Argentina	0-E	Santander Río	Argentina	USD	184,728	-	184,728	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	USD	-	185,339	185,339	At maturity	2.70
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	USD	-	184,652	184,652	At maturity	2.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	185,018	-	185,018	At maturity	2.55
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	-	215,408	215,408	At maturity	3.20
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	399,014	-	399,014	At maturity	31.77
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	292,589	-	292,589	At maturity	31.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	250,005	-	250,005	At maturity	31.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	67,356	67,356	Quarter	25.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	674,403	674,403	Quarter	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	66,398	66,398	Quarter	26.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Comafi	Argentina	ARS	368,143	-	368,143	At maturity	24.50
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	ARS	498,676	-	498,676	At maturity	32.00
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	USD	-	4,961,271	4,961,271	At maturity	1.75
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	58,809	-	58,809	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	4,238	4,839,005	4,843,243	At maturity	2.42
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	324,308	324,308	At maturity	4.56
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	326,560	-	326,560	At maturity	4.68
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,425	29,507	46,932	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	9,956	30,704	40,660	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	40,500	54,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	12,667	-	12,667	Monthly	7.59
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	19,170	42,000	61,170	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	67,500	90,000	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	37,500	-	37,500	Monthly	5.40
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	8,641	26,677	35,318	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	20,028	61,526	81,554	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	16,667	49,999	66,666	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	20,834	62,500	83,334	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	69,530	213,527	283,057	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,700	125,100	166,800	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	38,678	86,121	124,799	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	35,966	110,127	146,093	Monthly	4.42
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UYI	403,857	288,469	692,326	Monthly	6.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	2,021,408	2,021,408	At maturity	5.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	16,600	-	16,600	At maturity	4.50
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	6,708	-	6,708	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	200,248	614,849	815,097	Monthly	5.02
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	300,889	561,283	862,172	Monthly	26.63
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	80,679	26,371	107,050	Monthly	27.81
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	925,670	1,594,645	2,520,315	Quarter	23.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	3,944	1,975,917	1,979,861	At maturity	20.00
Sub-Total							4,891,137	19,732,609	24,623,746
Financial leases obligations
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	577	-	577	Monthly	17.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	419	406	825	Monthly	17.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	1,561	4,752	6,313	Monthly	17.00
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	14,986	47,281	62,267	Monthly	7.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	26,989	73,384	100,373	Monthly	4.33
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	6,231	-	6,231	Monthly	6.27
Sub-Total							50,763	125,823	176,586

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7).

(*) See Note 5 non-discounted contractual cash flows.

						Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
						ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 Bono Serie E	Chile	UF	41,232	2,617,308	2,658,540	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	573 23/03/2009 Bono Serie H	Chile	UF	647,595	-	647,595	Semiannual	4.25
Sub-Total						688,827	2,617,308	3,306,135

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7).

(*) See Note 5 non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2016:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	136,115	-	136,115	At maturity	3.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	135,537	-	135,537	At maturity	3.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	217,353	-	217,353	At maturity	3.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	-	54,032	54,032	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	USD	-	200,933	200,933	At maturity	1.85
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	201,628	-	201,628	At maturity	2.70
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	-	133,909	133,909	At maturity	2.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	1,436	1,589	3,025	Quarter	15.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	433,258	-	433,258	At maturity	36.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	228,734	-	228,734	At maturity	29.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	340,659	-	340,659	At maturity	28.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	-	518,917	518,917	At maturity	26.75
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	367,243	-	367,243	Quarter	30.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	9,178	400,250	409,428	Quarter	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	425	84,263	84,688	Quarter	23.00
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	ARS	524,538	-	524,538	At maturity	27.50
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	ARS	50,045	-	50,045	At maturity	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	290,342	-	290,342	At maturity	27.75
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	74,763	-	74,763	At maturity	27.50
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,004,000-5	Banco de Chile	Chile	CLP	157,295	7,271,000	7,428,295	At maturity	4.40
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	57,821	-	57,821	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	3,151	-	3,151	At maturity	1.79
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	457,454	16,000,000	16,457,454	At maturity	6.86
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	16,333	50,142	66,475	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	9,264	28,576	37,840	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	7,599	5,124	12,723	Monthly	5.36
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	40,500	54,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	19,000	57,000	76,000	Monthly	7.59
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	14,000	42,000	56,000	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	67,500	90,000	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	8,111	25,086	33,197	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	205,849	205,849	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	67,488	203,111	270,599	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	19,030	58,392	77,422	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	37,500	112,500	150,000	Monthly	5.04
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	255,037	255,037	Monthly	4.68
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UYI	406,353	638,554	1,044,907	Monthly	6.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	21,408	-	21,408	At maturity	5.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	18,000	2,000,000	2,018,000	At maturity	4.50
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	6,656	6,656	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	190,490	584,272	774,762	Monthly	5.02
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	251,181	717,375	968,556	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	34,300	23,406	57,706	Monthly	15.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	421,179	421,652	842,831	Quarter	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	103,106	303,347	406,453	Monthly	25.19
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	68,826	789,966	858,792	Quarter	30.50
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citibank	Argentina	ARS	30,190	-	30,190	At maturity	25.66
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco HSBC	Argentina	ARS	2,109,794	-	2,109,794	At maturity	25.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	1,392	-	1,392	At maturity	26.12
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	12	-	12	At maturity	25.53
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Santander Río	Argentina	ARS	199,954	-	199,954	At maturity	25.00
0-E	Saenz Briones y Cía. S.A.I.C.	Argentina	0-E	Banco Citibank	Argentina	ARS	1,138	-	1,138	At maturity	26.50
Sub-Total							7,778,623	31,300,938	39,079,561
Financial leases obligations
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	453	1,472	1,925	At maturity	17.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	528	1,545	2,073	At maturity	17.50
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e Inversiones	Chile	UF	14,369	3,837	18,206	Monthly	3.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	6,054	8,072	14,126	Monthly	4.78
96,711,590-8	Manantial S.A.	Chile	97,053,000-2	Banco Security	Chile	UF	4,489	8,755	13,244	Monthly	4.40
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	13,759	42,717	56,476	Monthly	7.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	25,436	77,942	103,378	Monthly	4.33
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	UF	-	6,522	6,522	Monthly	6.27
Sub-Total							65,088	150,862	215,950
(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7).

(*) See Note 5 non-discounted contractual cash flows.

						Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
						ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 Bono Serie E	Chile	UF	-	2,612,294	2,612,294	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	573 23/03/2009 Bono Serie H	Chile	UF	637,729	-	637,729	Semiannual	4.25
Sub-Total						637,729	2,612,294	3,250,023

(*) See Note 5 non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Non-current loan and financial obligation

As of December 31, 2017:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	10,183,293	-	-	10,183,293	At maturity	2.70
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	39,750,482	-	39,750,482	At maturity	4.56
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	4.68
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,624	-	-	17,624	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	72,000	-	-	72,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	32,667	-	-	32,667	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	112,500	-	-	112,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	50,621	-	-	50,621	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	138,116	-	-	138,116	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	94,445	-	-	94,445	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	131,944	-	-	131,944	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	297,505	-	-	297,505	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	208,100	-	-	208,100	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	171,638	-	-	171,638	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	245,098	-	-	245,098	Monthly	4.42
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	4.50
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	400,000	-	-	400,000	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,378,183	-	-	1,378,183	Monthly	5.02
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	748,377	-	-	748,377	Monthly	26.63
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	1,854,238	-	-	1,854,238	Quarter	23.00
Sub-Total							18,136,349	55,750,482	-	73,886,831
Financial leases obligations
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	8,792	-	-	8,792	Monthly	17.00
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	136,371	156,348	17,329,787	17,622,506	Monthly	7.07
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander - Chile	Chile	UF	-	6,991	-	6,991	Monthly	6.27
Sub-Total							145,163	163,339	17,329,787	17,638,289

 (*) See Note 5 non-discounted contractual cash flows.

						Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 Bono Serie E	Chile	UF	5,327,846	5,359,626	5,359,627	16,047,099	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	573 23/03/2009 Bono Serie H	Chile	UF	7,258,889	9,702,632	36,467,992	53,429,513	Semiannual	4.25
Sub-Total						12,586,735	15,062,258	41,827,619	69,476,612

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7).

(*) See Note 5 non-discounted contractual cash flows.

As of December 31, 2016:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	10,012,233	-	-	10,012,233	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	5,269,733	-	-	5,269,733	At maturity	1.79
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	46,143	-	-	46,143	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	57,305	-	-	57,305	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	108,000	18,000	-	126,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	12,667	-	-	12,667	Monthly	7.59
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	88,667	-	-	88,667	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	180,000	22,500	-	202,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	72,892	13,047	-	85,939	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	580,563	-	-	580,563	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	167,461	52,210	-	219,671	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	37,510	-	-	37,510	Monthly	5.04
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UYI	696,605	-	-	696,605	Monthly	6.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	5.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	400,000	-	-	400,000	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,672,625	520,654	-	2,193,279	Monthly	5.02
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	$ARS	1,912,999	-	-	1,912,999	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	$ARS	134,821	-	-	134,821	Monthly	25.19
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	$ARS	5,529,763	-	-	5,529,763	Quarter	30.50
Sub-Total							28,979,987	626,411	-	29,606,398
Financial leases obligations
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	$ARS	920	-	-	920	-	17.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	$ARS	544	-	-	544	At maturity	17.50
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	125,221	130,838	17,131,641	17,387,700	Monthly	7.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	98,688	-	-	98,688	Monthly	4.33
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander - Chile	Chile	UF	-	13,067	-	13,067	Monthly	6.27
Sub-Total							225,373	143,905	17,131,641	17,500,919

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7).

(*) See Note 5 non-discounted contractual cash flows.

						Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 Bono Serie E	Chile	UF	5,125,926	5,298,895	7,904,394	18,329,215	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	573 23/03/2009 Bono Serie H	Chile	UF	2,345,596	9,540,856	40,621,049	52,507,501	Semiannual	4.25
Sub-Total						7,471,522	14,839,751	48,525,443	70,836,716

 (*) See Note 5 non-discounted contractual cash flows.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The effective interest rates of bond obligations are as follows:

Bonds Serie E                                     4.51%

Bonds Serie H                                    4.27%

Debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. These obligations classified by currency and interest type (excluding the effect of cross currency interest rate swap agreements) are detailed as follows:

	As of December 31, 2017		As of December 31, 2016
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	6,102,155	4,843,243	1,079,507	5,272,884
Chilean Pesos	65,836,938	-	33,921,475	-
Argentinean Pesos	8,987,505	1,717,599	12,962,674	3,422,829
Unidades de Fomento	100,928,433	-	102,088,686	-
UYI	692,326	-	1,741,512	-
Total	182,547,357	6,560,842	151,793,854	8,695,713

The terms and conditions of the main interest accruing obligations as of December 31, 2017, are detailed as follows:

A)    Bank Borrowings

Banco Estado – Bank Loans

a)   On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, for a period of 5 years, with maturity on July 27, 2017.

      This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The Company amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

      On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022. This loan accrues interest at an annual fixed rate of 4.68%. The Company amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term

      This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

-         Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

-         Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

-         Maintain an Equity higher than UF 770,000.

      In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

      As of December 31, 2017, the Company was in compliance with the financial covenants and specific requirements of this loan.

b)     On April 25, 2012, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado e Chile for a total of ThCh$ 500,000, maturing on April 25, 2013.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Subsequently this loan was renewed for one year, maturing on April 25, 2014. It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On April 27, 2016, this loan was paid.

c)     On April 25, 2013, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 600,000, maturing on April 25, 2014.

It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On April 27, 2016, this loan was paid.

d)   On June 16, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of 6,200,000 euros, maturing on June 16, 2015.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On June 17, 2015, this loan was paid.

e)   On December 3, 2014, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,300,000, maturing on March 31, 2015.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On May 29, 2015 the loan was renewed for a term of 3 months, maturing on July 28, 2015.

On July 17, 2015, this loan was paid.

f)    On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000, maturing on October 15, 2019.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

g)   On July 15, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 4,000,000, maturing on July 14, 2020.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

h)   On May 26, 2016, the subsidiary Aguas CCU-Nestlé Chile S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 5,300,000, maturing on November 22, 2016.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On November 22, 2016, this loan was paid.

i)    On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, maturing on April 13, 2022.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

This loan accrues a fixed interest at an annual rate. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

The aforementioned loan oblige the Company to comply with the same covenants as indicated in letter E) Restrictions in this Note.

j)    On July 3, 2017 the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000, maturing on July 3, 2018.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest monthly, and capital amortization consists of a single payment at the end of the established term.

Banco de Chile – Bank Loans

a)   On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,100, maturing on July 11, 2016.

      This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

      This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 5 and 7.

      On July 11, 2016, this loan was paid.

b) On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of
US$ 10,000,000, maturing on July 7, 2016.

      This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

      The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 7.

      On July 7, 2016, this loan was paid.

      The aforementioned loans (letter a) and letter b)) oblige the Company to comply with the same covenants indicated in letter D) Restrictions in this Note.

c)   On July 7, 2016, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 7,271,000, maturing on July 2, 2017.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

      This debt was changed to US$ and a fixed interest rate through a currency CLP-US$ and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 5 and 7.

      On July 2, 2017, this loan was paid.

d) On April 24, 2014, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 1,000,000, maturing on April 24, 2015.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

      On April 24, 2015 the loan was renewed for a term of 1 year, maturing on April 21, 2016.

      On April 22, 2016, this loan was paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

e)  On April 24, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 600,000 for a period of three months expiring on July 24, 2015.

      This loan bears interest at a fixed interest rate. The subsidiary pays the interest and principal in a single payment at the end of the deadline.

      On July 24, 2015, this loan was paid.

f)    On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, maturing on April 20, 2018.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

      On April 20, 2017, the loan was renewed the maturity on April 20, 2019.

g)   On August 25, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 400,000, maturing on August 24, 2018.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

Banco Scotiabank – Bank Loans

a)  On June 21, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 8,000,000, maturing on June 22, 2015.

      This loan accrues interest at a compound floating rate Libor plus 90 days plus a fixed margin. The subsidiary amortizes interest quarterly and capital amortization consists of a single payment at the end of the established term.

      The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 7.

On June 22, 2015, this loan was paid.

b)   On September 4, 2014, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank for a total of US$ 638,674, maturing on September 4, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

     On August 24, 2016, this loan was paid.

c)  On June 17, 2015, the subsidiary Viña San Pedro Tarapacá S.A. it signed a bank loan with Banco Scotiabank for a total of US$ 7,871,500, with a term of three years maturing on June 18, 2018.

This loan bears interest at a floating interest rate composed dollar Libor at 90 days plus a fixed margin. The company pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 7.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

d)  On April 24, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank for a total of
ThCh$ 1,000,000, with a term of one year maturity on April 22, 2016.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On April 22, 2016, this loan was paid.

e)  On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank for a total of ThCh$ 2,000,000, with a term of one year maturity on April 20, 2017.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On April 20, 2017 the loan was renewed for a term of 2 years, maturing on April 20, 2019.

BBVA Banco Francés S.A.; HSBC Bank Argentina S.A.; Banco de Galicia y Buenos Aires S.A.; La Sucursal de Citibank NA established in Argentinian Republic; Banco de La Provincia de Buenos Aires – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On October 5, 2012, the subsidiary CICSA signed a syndicated bank loan for a total of 187.5 million argentinean pesos, maturing on October 5, 2015.

The proportional participation of banks lenders is as follows:

a)      BBVA Bank French S.A., with 55 million argentinean pesos of pro rata participation.

b)     Banco de la Provincia de Buenos Aires, with 54 million argentinean pesos.

c)     HSBC Bank Argentina S.A., with 43.5 million argentinean pesos of pro rata participation.

d)     Banco de Galicia y Buenos Aires S.A., with 20 million argentinean pesos of pro rata participation.

e)     Citibank NA established in Argentinian Republic, with 15 million argentinean pesos of pro rata participation.

This loan accrues interest at an annual rate of 15.01% whose payment is made monthly. The subsidiary amortizes capital in 9 consecutive and equal quarterly quotes, once the grace period of 12 months from the date of disbursement.

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA1. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

c)   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Republic of Argentina.

d)     Maintain at the end of each quarter a minimum Equity of 600 million of argentinean pesos.

On October 5, 2015, this loan was paid.

1 EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)   On December 28, 2012, CICSA signed a bank loan for a total of 140 million of argentinean pesos for a period of 7 years, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million argentinean pesos and the second on June 28, 2013, for a total of 84 million of Argentinean pesos.

      This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Republic of Argentina, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this. Interest will be paid monthly.

      The subsidiary amortizes capital in 74 consecutive and equal, once the grace period of 10 months from the date of disbursement.

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco del Estado de Chile to Banco de la Nación Argentina (see Note 34).

b)   On April 20, 2015, the subsidiary CICSA signed a bank loan for a total of 24 million of argentinean pesos, maturing on April 4, 2018.

      This loan accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 500 basis points and subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this. Interest will be paid monthly.

      The subsidiary amortizes capital in 30 monthly, once the grace period of 6 months from de date of disbursement.

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco del Estado de Chile to Banco de la Nacion Argentina (see Note 34).

c)   On May 26, 2017, the subsidiary CICSA signed a bank loan for a total of 60 million of argentinean pesos, maturing on May 22, 2018.

This loan accrues a fixed interest at an annual rate of 20%. The subsidiary amortizes monthly interest and and capital amortization consists of a single payment at the end of the established term.

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco del Estado de Chile in favor of Banco de la Nación Argentina (see Note 34).

d)   On June 26, 2015, the subsidiary CICSA signed a bank loan for a total of 30 million of argentine pesos, maturing on December 26, 2015.

      This loan accrues a fixed interest at an annual rate of 23%. The subsidiary amortizes monthly interest and the capital amortization in 6 monthly.

      On December 26, 2015, this loan was paid.

Banco BBVA Francés S.A. – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On June 18, 2014, the subsidiary CICSA signed a bank loan with BBVA Bank for a total of 90 million argentinean pesos, maturing on November 18, 2017.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization quarterly.

On November 18, 2017, this loan was paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Banco de Galicia y Buenos Aires S.A.; Banco Santander Río S.A.; – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On April 20, 2015, the subsidiary CICSA signed a syndicated bank loan for a total of 150 million argentinean pesos, maturing on April 20, 2018.

On September 15, 2016 the subsidiary signed an addendum to the original contract in order to increase the loan capital to 183.33 million argentinean pesos, modify the interest rate, the maturity and schedule of repayment of capital and dates of payment, being the new maturity on September 15, 2019.

On July 14, 2017, the subsidiary signed a new addendum to the original contract in order to modify the interest rate to fixed interest at an annual nominal rate of 23%. The rest of the conditions remained unchanged.

The proportional participation of banks lenders is as follows:

(a) Banco de Galicia y Buenos Aires S.A., with 91.66 million argentinean pesos of pro rata participation.

(b)  Banco Santander Río, with 91.66 million argentinean pesos of pro rata participation.

This loan accrues interest at an annual rate fixed of 23% whose payment will make monthly. CICSA amortised capital in 24 consecutive and variable monthly installments, once completed the 12-month grace period from the date of signature of the addendum.

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA2. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

c)   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Republic of Argentina.

d)     Maintain at the end of each quarter a minimum Equity of 600 million of argentinean pesos.

As of December 31, 2017, the Company was in compliance with the financial covenants and specific requirements of this loan.

B)    Financial Lease Obligations

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63, with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

1 EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

In 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a
ThCh$ 2,276,677 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

Subsidiaries: Cervecería Kunstmann S.A. and Finca La Celia S.A.

Type	Institution	Contract Date	Currency type or reset unit	Amount		Number of quotas	Anual Interest (%)
				Contract (Thousands)	Purchase option (UF)
Cervecería Kunstmann S.A.
Land Lote 13F1	Banco del Estado de Chile	11-23-2012	UF	22,341	348	73	4.33
Finca La Celia S.A.
Automotor	Banco Supervielle - Argentina	06-10-2014	ARS	5,151	206	45	17.50
Automotor	Banco Supervielle - Argentina	09-04-2014	ARS	4,908	196	45	17.50
Automotor	Banco Supervielle - Argentina	06-07-2017	ARS	17,820	713	36	17.00

As of December 31, 2017 future payments and the current value of finance lease obligations are detailed as follows:

Lease Minimum Future Payments	As of December 31, 2017
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	354,543	303,780	50,763
3 months to 1 year	1,034,396	908,573	125,823
Over 1 year to 3 years	2,552,580	2,407,417	145,163
Over 3 years to 5 years	2,551,761	2,388,422	163,339
Over 5 years	27,644,377	10,314,590	17,329,787
Total	34,137,657	16,322,782	17,814,875

C)    Bonds Payable

Series E Bonds – CCU S.A.

On October 18, 2004, under number 388 the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF 2,000,000 maturing on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie E, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract.  Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Equity.

(b)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts;

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

(ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

(c)  Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Equity.

(d)  Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)  To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapacá S.A., except in the cases and under the terms established in the agreement.

(f)   To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(g)  Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

(h)  Neither sells nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

As of December 31, 2017, the Company was in compliance with the financial covenants required for this public issue.

Series H Bonds – CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million, with 21 years terms. Emission was placed in the local market on April 2, 2009.  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010, were amended Issue Contract Series H, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

(a)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

(b)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

(c)  Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements.

(d)  Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)  To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

(f)   Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectolitres a year, except in the cases and under the terms of the contract.

(g)  To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(h)  Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

The inflationary risk associated to the interest rate in which this Bond H is exposed, is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 and 7.

As of December 31, 2017, the Company was in compliance with the financial covenants required for this public issue.

D) Restriction of subsidiary Viña San Pedro Tarapacá S.A.

The subsidiary Viña San Pedro Tarapacá S.A. must comply with certain financial ratios for certain bank loans referred to in letter A):

(a)  Control over subsidiaries representing at least 30% of the consolidated Adjusted EBITDA of the issuer. Adjusted EBITDA. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded in the Note Nature of the costs and expenses.

(b)  Not to enter into investments in instruments issued by related parties different from its subsidiaries.

(c)  Neither sells nor transfers essential assets that jeopardize the continuance of its current purpose.

(d)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.2, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy contained in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liabilities and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy contained in the Statement of Changes in Equity.

(e)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

(f)   Maintain at the end of each quarter a minimum equity of ThCh$ 83,337,800, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

E) Restriction of CCU S.A.

The Company must comply with the following financial ratios for the loan maintained with Banco del Estado de Chile for an amount of ThCh$ 40,000,000, referred in letter A):

(a)  Maintain at the end of each semester an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Consolidated Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees issued by the Company and its subsidiaries that are cautioned by real guarantees, except as noted in the contract. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

(b)  Maintain a Financial Expense Coverage measured at the end of each semester and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Finance Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

(c)  Maintain at the end of each semester a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

(d)  Maintain at the end of each semester, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Finance Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Finance Debt free of lien are defined as the sum of Bank loan, Bonds payable and Lease obligations contained under Note Other financial liabilities.

(e)  To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

(f)   Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectolitres a year.

(g)  To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

As of December 31, 2017, the Company was in compliance with the financial covenants required for this loan.

F) Conciliation of finance obligations of Cash Flows

	As of December 31, 2016	Flows			Accrual of interest	Change in foreing currency and unit per adjustment	Others	As of December 31, 2017
		Payments		Acquisitions
		Capital	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	39,079,561	(22,241,073)	(7,146,384)	16,927,169	7,492,719	(3,435,455)	(6,052,791)	24,623,746
Bond payable	3,250,023	-	(3,051,269)	-	3,166,139	52,599	(111,357)	3,306,135
Financial leases obligations	215,950	(1,405,266)	(8,422)	-	1,209,294	948	164,082	176,586
Total others financial liabililities current	42,545,534	(23,646,339)	(10,206,075)	16,927,169	11,868,152	(3,381,908)	(6,000,066)	28,106,467
Non current
Bank borrowings	29,606,398	(844,687)	-	40,850,000	(306,747)	(1,470,924)	6,052,791	73,886,831
Bond payable	70,836,716	(2,668,458)	-	-	-	1,196,997	111,357	69,476,612
Financial leases obligations	17,500,919	(8,962)	-	-	-	292,593	(146,261)	17,638,289
Total others financial liabililities non-current	117,944,033	(3,522,107)	-	40,850,000	(306,747)	18,666	6,017,887	161,001,732
Total others financial liabililities	160,489,567	(27,168,446)	(10,206,075)	57,777,169	11,561,405	(3,363,242)	17,821	189,108,199

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

	As of December 31, 2015	Flows			Accrual of interest	Change in foreing currency and unit per adjustment	Others	As of December 31, 2016
		Payments		Acquisitions
		Capital	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	27,714,998	(24,801,943)	(8,634,001)	19,345,325	8,655,483	(2,648,436)	19,448,135	39,079,561
Bond payable	3,155,239	-	(3,093,163)	-	3,216,241	15,879	(44,173)	3,250,023
Financial leases obligations	321,416	(1,530,851)	-	-	1,205,019	9,427	210,939	215,950
Total others financial liabililities current	31,191,653	(26,332,794)	(11,727,164)	19,345,325	13,076,743	(2,623,130)	19,614,901	42,545,534
Non current
Bank borrowings	48,335,093	(493,181)	-	3,804,384	58,219	(2,649,982)	(19,448,135)	29,606,398
Bond payable	71,352,994	(2,615,542)	-	-	-	2,055,091	44,173	70,836,716
Financial leases obligations	17,238,458	-	-	-	-	473,400	(210,939)	17,500,919
Total others financial liabililities non-current	136,926,545	(3,108,723)	-	3,804,384	58,219	(121,491)	(19,614,901)	117,944,033
Total others financial liabililities	168,118,198	(29,441,517)	(11,727,164)	23,149,709	13,134,962	(2,744,621)	-	160,489,567

	As of December 31, 2014	Flows			Accrual of interest	Change in foreing currency and unit per adjustment	Others	As of December 31, 2015
		Payments		Acquisitions
		Capital	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	49,137,899	(54,611,891)	(10,807,228)	23,358,700	11,212,161	(6,425,775)	15,851,132	27,714,998
Bond payable	3,029,431	(2,525,569)	(3,070,875)	-	3,194,839	118,555	2,408,858	3,155,239
Financial leases obligations	518,140	(1,697,649)	3,197	-	1,177,697	12,462	307,569	321,416
Total others financial liabililities current	52,685,470	(58,835,109)	(13,874,906)	23,358,700	15,584,697	(6,294,758)	18,567,559	31,191,653
Non current
Bank borrowings	46,684,250	(185,132)	-	19,570,689	-	(1,883,582)	(15,851,132)	48,335,093
Bond payable	70,908,208	-	-	-	-	2,853,644	(2,408,858)	71,352,994
Financial leases obligations	16,874,805	-	-	-	-	671,222	(307,569)	17,238,458
Total others financial liabililities non-current	134,467,263	(185,132)	-	19,570,689	-	1,641,284	(18,567,559)	136,926,545
Total others financial liabililities	187,152,733	(59,020,241)	(13,874,906)	42,929,389	15,584,697	(4,653,474)	-	168,118,198

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 22 Trade and other current payables

Trade and other payables are detailed as follows:

	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	224,330,195	-	210,220,910	-
Notes payable	4,707,572	541,783	2,121,497	1,082,898
Withholdings payable	52,643,786	-	47,397,072	-
Total	281,681,553	541,783	259,739,479	1,082,898

Note 23 Provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	349,775	950,920	409,164	839,079
Others	-	289,469	-	484,441
Total	349,775	1,240,389	409,164	1,323,520

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2016	1,343,374	636,584	1,979,958
As of December 31, 2016
Incorporated	551,167	22,219	573,386
Used	(267,704)	(14,173)	(281,877)
Released	(124,336)	(67,271)	(191,607)
Conversion effect	(254,258)	(92,918)	(347,176)
As of December 31, 2016	1,248,243	484,441	1,732,684
As of December 31, 2017
Incorporated	1,028,505	14,386	1,042,891
Used	(652,280)	-	(652,280)
Released	(81,249)	(142,291)	(223,540)
Conversion effect	(242,524)	(67,067)	(309,591)
As of December 31, 2017	1,300,695	289,469	1,590,164

(1)     See Note 34.

The maturities of provisions at December 31, 2017, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	349,775	-	349,775
Between two and five years	445,941	289,469	735,410
Over five years	504,979	-	504,979
Total	1,300,695	289,469	1,590,164

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The maturities of provisions at December 31, 2016, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	409,164	-	409,164
Between two and five years	423,863	484,441	908,304
Over five years	415,216	-	415,216
Total	1,248,243	484,441	1,732,684

Litigation

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in
Note 34.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 24 Income taxes

Current tax assets

Taxes receivables are detailed as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Refundable tax previous year	9,640,567	4,436,810
Taxes under claim (1)	2,141,476	2,141,476
Argentinean tax credits	4,813,614	2,532,114
Monthly provisions	11,155,690	18,860,164
Payment of absorbed profit provision	24,104	75,141
Other credits	1,425,708	1,377,774
Total	29,201,159	29,423,479

(1)   This item includes claims for refund of first category taxes (Provisional payment of absorved profit) for an amount of ThCh$ 968,195 that was presented in April 2014 from the commercial year 2013 and claim to ThCh$ 1,173,281 presented in April 2010 from the commercial year 2009.

Current tax liabilities

Taxes payable are detailed as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Chilean income taxes	18,335,047	7,033,363
Monthly provisional payments	3,970,511	4,365,187
Tax article 21	105,903	68,824
Estimated Argentinean minimum gain subsidiaries taxes	-	339,060
Others	115,173	-
Total	22,526,634	11,806,434

Tax expense

The income tax and deferred tax expense for the years ended as of December 31, 2017, 2016 and 2015, are detailed as follows:

	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	(500,800)	(878,629)	(454,933)
Prior year adjustments	569,212	3,838,136	3,204,656
Effect of change in tax rates	(50,071)	(856,612)	(1,066,964)
Tax benefits (loss)	611,282	(765,292)	248,559
Total deferred tax expense	629,623	1,337,603	1,931,318
Current tax expense	(47,841,130)	(31,285,976)	(48,168,474)
Prior period adjustments	(1,154,469)	(298,010)	(3,877,360)
(Loss) Income from income tax	(48,365,976)	(30,246,383)	(50,114,516)

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	728	(20,648)	(17,563)
Actuarial gains and losses deriving from defined benefit plans	(47,228)	659,198	314,541
Charge to equity	(46,500)	638,550	296,978

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Effective Rate

The Company’s income tax expense as of December 31, 2017, 2016 and 2015 represents 24.59%, 17.80% and 26.23%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2017		2016		2015
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	196,474,395		170,328,270		190,640,106
Income tax using the statutory rate	(50,100,971)	25.50	(40,878,785)	24.00	(42,894,024)	22.50
Adjustments to reach the effective rate
Tax effect of permanent differences, net	4,071,180	(2.10)	10,357,858	(6.10)	(3,202,337)	1.68
Effect of change in tax rate	(50,071)	0.03	(856,612)	0.50	(1,066,964)	0.50
Effect of tax rates in Argentina and Uruguay	(1,700,857)	0.86	(1,308,482)	0.80	(2,278,487)	1.20
Prior year adjustments	(585,257)	0.30	2,439,638	(1.40)	(672,704)	0.35
Income tax, as reported	(48,365,976)	24.59	(30,246,383)	17.80	(50,114,516)	26.23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Movement of deferred tax assets
Accounts receivable impairment provision	1,136,789	861,158
Other provisions	17,032,172	11,303,607
Benefits to staff	4,658,962	2,166,999
Inventory impairment provision	401,487	501,275
Severance indemnity	6,133,014	5,990,249
Inventory valuation	2,228,552	2,337,591
Intangibles	229,725	206,616
Other assets	2,672,022	3,536,573
Tax loss carryforwards	5,858,606	4,960,567
Total assets from deferred taxes	40,351,329	31,864,635

Deferred taxes liabilities
Property, plant and equipment depreciation	45,380,381	37,536,881
Agricultural operation expenses	7,130,896	5,698,674
Manufacturing indirect activation costs	5,258,290	4,865,509
Intangibles	11,736,406	12,351,442
Land	23,313,756	24,685,250
Other liabilities	1,530,382	1,677,702
Total liabilities from deferred taxes	94,350,111	86,815,458
Total	(53,998,782)	(54,950,823)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely. Argentina, Uruguay and Paraguay tax losses expire after 5 years.

On September 29, 2014 Act No. 20,780 was published in Chile, regarding the so called “Tax reform” which introduces amendments, among others, to the Income tax system.  The said Act provides that corporations will apply by default the "Partially Integrated System", unless a future Extraordinary Shareholders Meeting agrees to opt for the "Attributed Income Regime”. The Act provides for the "Partially Integrated System" a gradual increase in the First Category Income tax rate, going from 20% to 21% for the business year 2014, to 22.5% for the business year 2015, to 24% for the business year 2016, to 25.5% for the business year 2017 and to 27% starting 2018 business year.

Additionaly, in Argentina a Tax Reform was approved by the government, which, amongst other measures, increases the excise tax on several beverages, including beer from 8% to 14% on the producer price, that applies as of March 1st, 2018, and also gradually reduces for the reporting year 2018 the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as the year 2020). The effects as of December 31st, 2017 were recognized, without affecting significantly the Consolidated Financial Statements. Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the year 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Changes in deferred tax assets are detailed as follows:

Movement of deferred tax assets	ThCh$
As of January 1, 2016	(55,708,250)
Increase in joint operation	(1,514,955)
Increase by business combination	(25,507)
Deferred Tax Losses Tax absorption	(178,473)
Deferred taxes from tax loss carry forwards absortion	1,337,603
Conversion effect	245,227
Deferred taxes against equity	638,550
Other deferred movements taxes	254,982
Change	757,427
As of December 31, 2016	(54,950,823)

As of January 1, 2017
Deferred Tax Losses Tax absorption	(199,082)
Deferred taxes from tax loss carry forwards absortion	629,622
Conversion effect	461,402
Other deferred movements taxes	60,099
Change	952,041
As of December 31, 2017	(53,998,782)

Note 25 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪  Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪  Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labour relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of December 31, 2017 and 2016, the total staff benefits recorded in the Consolidated Statement of Financial Position is detaileds as follows:

Employees’ Benefits	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	26,050,387	-	22,517,220	-
Employment termination benefits	182,106	23,517,009	321,008	21,832,415
Total	26,232,493	23,517,009	22,838,228	21,832,415

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Vacation	9,932,727	9,405,040
Bonus and compensation	16,117,660	13,112,180
Total	26,050,387	22,517,220

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 5.96% (5.52% in 2016) and in Argentina 24.55% (31.88% in 2016).

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Current	182,106	321,008
Non-current	23,517,009	21,832,415
Total	23,699,115	22,153,423

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$
Balance as of January 1, 2016	19,043,559
Current cost of service	1,650,484
Interest cost	1,702,662
Actuarial (Gain) losses	2,342,336
Paid-up benefits	(2,490,851)
Past service cost	342,039
Conversion effect	(670,709)
Others	233,903
Movements of the year	3,109,864
As of December 31, 2016	22,153,423
Current cost of service	1,942,099
Interest cost	1,850,598
Actuarial (Gain) losses	(99,357)
Paid-up benefits	(1,934,587)
Past service cost	604,337
Conversion effect	(694,189)
Others	(123,209)
Movements of the year	1,545,692
As of December 31, 2017	23,699,115

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Current cost of service	1,942,099	1,650,484	1,023,969
Past service cost	604,337	342,039	131,204
Accrued paid benefit	6,023,869	7,851,201	4,377,570
Other	269,377	1,114,112	646,502
Total expense recognized in Consolidated Statement of Income	8,839,682	10,957,836	6,179,245

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Actuarial Assumptions

As mentioned in Note 2.20 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31,		As of December 31,
			2017	2016	2017	2016
Mortality table			RV-2014	RV-2014	Gam '83	Gam '83
Annual interest rate			5.96%	5.52%	24.55%	31.88%
Voluntary employee turnover rate			1.90%	1.90%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			5.30%	5.30%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3.70%	3.70%	18.68%	26.25%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

 (*) Average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,457,410	1,421,484
1% decrease in the Discount Rate (Loss)	(1,684,968)	(1,649,255)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Salaries	151,944,702	145,766,757	138,359,074
Employees’ short-term benefits	27,588,955	23,189,206	24,693,325
Employments termination benefits	8,839,682	10,957,836	6,179,245
Other staff expense	32,485,170	30,971,754	28,683,507
Total (1)	220,858,509	210,885,553	197,915,151

(1) See Note 29.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 26 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Parent dividend provisioned by the board	25,865,201	24,387,190
Parent dividend provisioned according to policy	38,938,475	34,841,553
Outstanding parent dividends	709,790	915,585
Subsidiaries dividends according to policy	8,758,691	11,192,210
Others	26,142	33,434
Total	74,298,299	71,369,972
Current	74,298,299	71,369,972
Total	74,298,299	71,369,972

Note 27 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2017 and December 31, 2016, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Deposcitary Shares), with an equivalence of two shares per ADS (See Note 1).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2017 and 2016 and 2015.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(5,661)	728	(4,933)
Conversion differences of subsidiaries abroad	(34,786,480)	-	(34,786,480)
Reserve of Actuarial gains and losses on defined benefit plans (1)	19,669	(47,228)	(27,559)
Total comprehensive income As of December 31, 2017	(34,772,472)	(46,500)	(34,818,972)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	84,962	(20,648)	64,314
Conversion differences of subsidiaries abroad	(27,280,176)	-	(27,280,176)
Reserve of Actuarial gains and losses on defined benefit plans (1)	(2,355,384)	659,198	(1,696,186)
Total comprehensive income As of December 31, 2016	(29,550,598)	638,550	(28,912,048)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	80,693	(17,563)	63,130
Conversion differences of subsidiaries abroad	(29,678,944)	-	(29,678,944)
Reserve of Actuarial gains and losses on defined benefit plans (1)	(939,433)	314,541	(624,892)
Total comprehensive income As of December 31, 2015	(30,537,684)	296,978	(30,240,706)

(1)   These concepts will be reclassified to the Statement of Income when its settled.

The movement of comprehensive income and expense is detailed as follows:

a)    As of December 31, 2017:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Increase (Decrease)	(34,786,480)	(5,661)	19,669	(34,772,472)
Deferred taxes	-	728	(47,228)	(46,500)
Total changes in equity	(34,786,480)	(4,933)	(27,559)	(34,818,972)
Equity holders of the parent	(32,982,829)	(10,837)	(32,794)	(33,026,460)
Non-controlling interests	(1,803,651)	5,904	5,235	(1,792,512)
Total changes in equity	(34,786,480)	(4,933)	(27,559)	(34,818,972)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

b)    As of December 31, 2016:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Increase (Decrease)	(27,280,176)	(399,559)	(2,355,384)	(30,035,119)
Deferred taxes	-	89,983	659,198	749,181
Reclassification to the result by function	-	484,521	-	484,521
Reclassification of deferred taxes related to other reserves	-	(110,631)	-	(110,631)
Total changes in equity	(27,280,176)	64,314	(1,696,186)	(28,912,048)
Equity holders of the parent	(25,123,546)	41,607	(1,623,299)	(26,705,238)
Non-controlling interests	(2,156,630)	22,707	(72,887)	(2,206,810)
Total changes in equity	(27,280,176)	64,314	(1,696,186)	(28,912,048)

c)     As of December 31, 2015:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Increase (Decrease)	(29,678,944)	593,992	(939,433)	(30,024,385)
Deferred taxes	-	(145,800)	314,541	168,741
Reclassification to the result by function	-	(513,299)	-	(513,299)
Reclassification of deferred taxes related to other reserves	-	128,237	-	128,237
Total changes in equity	(29,678,944)	63,130	(624,892)	(30,240,706)
Equity holders of the parent	(27,652,528)	40,844	(589,731)	(28,201,415)
Non-controlling interests	(2,026,416)	22,286	(35,161)	(2,039,291)
Total changes in equity	(29,678,944)	63,130	(624,892)	(30,240,706)

Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to shares holders and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

The information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended as of December 31,
	2017	2016	2015
Equity holders of the controlling company (ThCh$)	129,607,353	118,457,488	120,808,135
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic income per share (in Chilean pesos)	350.76	320.59	326.95
Equity holders of the controlling company (ThCh$)	129,607,353	118,457,488	120,808,135
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted income per share (in Chilean pesos)	350.76	320.59	326.95

As of December 31, 2017, 2016 and 2015, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Distributable net Income

In accordance with Circular No 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the year ended December 31, 2017.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2017, 2016 and 2015, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
248	01-09-2015	Interim	63.0000	2014
249	04-23-2015	Final	98.78138	2014
250	01-08-2016	Interim	66.0000	2015
251	04-22-2016	Final	97.47388	2015
252	01-06-2017	Interim	66.0000	2016
253	04-26-2017	Final	110.32236	2016
254	01-05-2018	Interim	70.0000	2017

On December 2, 2014, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 248, amounting to ThCh$ 23,278,681 corresponding to $ 63 per share. This dividend was paid on January 9, 2015.

On April 15, 2015, at the Shareholders Meeting it was agreed to pay the final Dividend No. 249, amounting to ThCh$ 36,500,004 corresponding to $ 98.78138 per share. This dividend was paid on April 23, 2015.

On December 1, 2015, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 250, amounting to ThCh$ 24,387,190 corresponding to $ 66 per share. This dividend was paid on January 8, 2016.

On April 13, 2016, at the Shareholders Meeting it was agreed to pay the final Dividend No. 251, amounting to ThCh$ 36,016,878 corresponding to $ 97.47388 per share. This dividend was paid on April 22, 2016.

On December 6, 2016, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 252, amounting to ThCh$ 24,387,190 corresponding to $ 66 per share. This dividend was paid on January 6, 2017.

On April 12, 2017, at the Shareholders Meeting it was agreed to pay the final Dividend No. 253, amounting to ThCh$ 40,764,427 corresponding to the 34.41% of Net income attibutable to Equity holders of the parent, equivalent to $ 110.32236 per share. This dividend was paid on April 26, 2017.

On December 6, 2017, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 254, amounting to ThCh$ 25,865,201 corresponding to $ 70 per share. This dividend was paid on January 5, 2018.

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated mainly from the translation of foreign subsidiaries’ financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2017, 2016 and 2015, it amounts to a negative reserve of ThCh$ 153,541,761,  ThCh$ 120,558,932 and ThCh$ 95,435,386 respectively.

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2017, 2016 and 2015, it amounts to a positive reserve of ThCh$ 28,244, ThCh$ 39,081 and a negative reserve of ThCh$ 2,526 in 2015, respectively, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: As of December 31, 2017, 2016 and 2015 the amount recorded is a negative reserve of ThCh$ 3,958,511, ThCh$ 3,925,717  and ThCh$ 2,302,418  in 2015, respectively, net of deferred taxes.

Other reserves: As of December 31, 2017, 2016 and 2015 the amount is a negative reserve of ThCh$ 20,603,251, ThCh$ 18,527,810 and ThCh$ 5,486,086, respectively. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979 (increased ofr ThCh$ 4,087,396).

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter Nª456 (decreased for ThCh$ 17,615,333).

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (decreased for ThCh$ 9,779,475).

-              Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decreased for
ThCh$ 7,801,153).

-              Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decreased for
ThCh$ 5,426,209).

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2017 (decreased for ThCh$ 2,075,441).

Note 28 Non-controlling Interests

Non-controlling Interests are detailed as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

a.   Equity

Equity	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	72,189,322	75,092,267
Bebidas del Paraguay S.A.	17,624,239	18,191,399
Aguas CCU-Nestlé Chile S.A.	20,347,714	16,440,129
Cervecería Kunstmann S.A.	6,684,320	5,740,305
Compañía Pisquera de Chile S.A.	4,898,600	4,717,811
Saenz Briones & Cía. S.A.I.C.	680,303	799,111
Distribuidora del Paraguay S.A.	2,806,825	2,197,241
Other	520,228	179,300
Total	125,751,551	123,357,563

b.   Result

	For the years ended as of December 31,
Result	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	7,814,358	8,377,672	7,052,867
Viña San Pedro Tarapacá S.A.	6,223,423	9,887,477	9,182,843
Cervecería Kunstmann S.A.	1,979,976	1,636,906	1,267,335
Manantial S.A.	-	-	861,072
Compañía Pisquera de Chile S.A.	954,046	790,152	592,506
Saenz Briones & Cía. S.A.I.C.	33,027	11,184	128,407
Distribuidora del Paraguay S.A.	906,728	255,683	1,144,911
Bebidas del Paraguay S.A.	580,406	576,986	(486,790)
Los Huemules S.R.L.	-	-	(45,370)
Other	9,102	88,339	19,674
Total	18,501,066	21,624,399	19,717,455

c.     The Summarized financial information of non controlling interest is detailed as follows:

	As of December 31, 2017	As of December 31, 2016

	ThCh$	ThCh$
Assets and Liabilities
Current assets	610,476,810	610,165,755
Non-currente assets	746,352,848	716,889,536
Current liabilities	337,171,241	368,293,544
Non-current liabilities	159,841,007	146,234,462

Dividends paid	10,150,528	9,803,978

The main significant Non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

	As of December 31, 2017	As of December 31, 2016

Assets and Liabilities

	ThCh$	ThCh$
Assets and Liabilities
Current assets	141,114,944	145,866,023
Non-currente assets	174,184,006	171,099,295
Current liabilities	63,872,711	70,351,438
Non-current liabilities	31,221,369	33,795,671

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

	For the years ended as of December 31,
Result	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Net sales	204,453,782	201,402,052	189,515,048
Net income of year	17,715,119	28,021,996	26,025,149

Dividends paid by Viña San Pedro Tarapacá S.A. amounted to ThCh$ 13,602,317, ThCh$ 17,682,375 and ThCh$ 13,474,959, for the years ended December 31, 2017, 2016 and 2015, respectively.

Note 29 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

	For the years ended as of December 31,
Costs and expenses by nature	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Direct cost	586,223,676	540,692,964	485,391,583
Personnel expense (1)	220,858,509	210,885,553	197,915,151
Transportation and distribution	235,265,049	230,047,942	234,431,464
Advertising and promotion	129,603,036	105,938,586	117,921,841
Other expenses	117,992,179	104,455,411	100,872,027
Depreciation and amortization	92,199,504	83,528,045	81,566,802
Materials and maintenance	46,172,647	47,102,582	43,093,939
Energy	25,940,847	24,444,163	25,178,032
Leases	15,929,047	16,294,896	13,641,122
Total	1,470,184,494	1,363,390,142	1,300,011,961

(1)   See Note 25 Employee benefits.

Note 30 Other income by function

Other income by function is detailed as follows:

Other income by function	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	1,641,317	2,605,720	3,035,889
Lease expense	535,555	382,934	299,336
Sale of glass	1,334,123	549,787	672,203
Claims recovery	761,290	589,396	36,582
Other	2,445,617	1,016,317	2,533,234
Total	6,717,902	5,144,154	6,577,244

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 31 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	(8,010,204)	(10,134,414)	9,839,675
Marketable securities to fair value	293,413	84,133	36,280
Other	-	1,704,374	(1,363,955)
Total	(7,716,791)	(8,345,907)	8,512,000

(1)   Under this concept the Company (payment) or received cash flows amounting to ThCh$ 11,391,103 (payment), ThCh$ 9,698,871 (payment) and ThCh$ 5,419,700 received, corresponding to 2017, 2016 and 2015, respectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

Note 32 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Finance income	5,050,952	5,680,068	7,845,743
Finance costs	(24,166,313)	(20,307,238)	(23,101,329)
Foreign currency exchange differences	(2,563,019)	456,995	957,565
Result as per adjustment units	(110,539)	(2,246,846)	(3,282,736)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 33 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	170,044,602	134,033,183
CLP	137,686,421	117,467,571
USD	5,178,619	8,458,621
Euros	182,966	786,887
ARS	17,983,303	2,388,743
UYU	718,348	1,136,783
PYG	7,758,211	3,291,550
Others currencies	536,734	503,028
Other financial assets	10,724,196	8,406,491
CLP	1,669,678	548,700
USD	8,992,300	7,604,996
Euros	44,126	160,875
PYG	-	80,846
Others currencies	18,092	11,074
Other non-financial assets	15,834,225	15,861,294
CLP	11,758,075	11,994,895
UF	275,568	139,776
USD	791,191	683,933
Euros	173,165	85,753
ARS	2,593,125	2,641,862
UYU	37,956	86,842
PYG	205,145	228,233
Trade and other current receivables	286,213,598	280,788,133
CLP	183,758,319	179,861,356
UF	138,261	676,843
USD	27,810,990	24,451,001
Euros	9,326,882	7,025,446
ARS	54,194,474	56,347,636
UYU	4,372,909	5,304,719
PYG	5,495,532	5,864,471
Others currencies	1,116,231	1,256,661
Accounts receivable from related parties	5,810,764	3,536,135
CLP	5,652,643	3,373,508
UF	109,120	107,162
USD	40,039	43,155
PYG	8,962	12,310
Inventories	201,987,891	199,311,538
CLP	166,761,797	168,749,946
USD	374,473	287,776
Euros	17,363	25,634
ARS	27,356,020	25,104,485
UYU	1,966,752	1,590,709
PYG	5,511,486	3,552,988
Biological assets	8,157,688	7,948,379
CLP	7,666,639	7,370,852
ARS	491,049	577,527
Current tax assets	29,201,159	29,423,479
CLP	22,581,084	26,525,628
ARS	6,620,075	2,897,851
Non-current assets of disposal groups classified as held for sale	2,305,711	2,377,887
CLP	2,046,178	2,046,179
ARS	259,533	331,708
Total current assets	730,279,834	681,686,519

CLP	539,580,834	517,938,635
UF	522,949	923,781
USD	43,187,612	41,529,482
Euros	9,744,502	8,084,595
ARS	109,497,579	90,289,812
UYU	7,095,965	8,119,053
PYG	18,979,336	13,030,398
Others currencies	1,671,057	1,770,763
Total current assets by currencies	730,279,834	681,686,519

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Non-current assets
Other financial assets	1,918,191	203,784
UF	1,918,191	-
Euros	-	203,784
Trade and other non-current receivables	3,330,606	3,563,797
CLP	190,015	35,391
UF	2,452,475	2,936,552
ARS	688,116	426,311
PYG	-	165,543
Other non-financial assets	5,431,635	4,727,722
CLP	3,493,654	2,535,650
USD	664,290	669,470
ARS	1,258,949	1,519,236
PYG	14,742	3,366
Accounts receivable from related parties	258,471	356,665
UF	258,471	356,665
Investments accounted for using the equity method	99,270,280	64,404,946
CLP	26,782,445	28,556,091
USD	72,128,873	35,449,038
ARS	358,962	399,817
Intangible assets other than goodwill	77,032,480	77,934,155
CLP	65,914,305	64,981,853
ARS	4,385,112	5,508,504
UYU	2,975,596	3,247,094
PYG	3,757,467	4,196,704
Goodwill	94,617,474	96,926,551
CLP	76,119,432	76,646,071
USD	12,853,153	13,402,038
ARS	5,381,779	6,878,442
PYG	263,110	-
Property, plant and equipment (net)	917,913,428	904,104,722
CLP	808,313,408	787,734,139
USD	1,681	26,072
Euros	94,776	971,382
ARS	78,183,157	82,920,719
UYU	14,739,411	15,436,334
PYG	16,580,995	17,016,076
Investment property	5,825,359	6,253,827
CLP	4,862,410	5,015,603
ARS	962,949	1,238,224
Deferred tax assets	40,351,329	31,864,635
CLP	36,530,783	29,547,881
ARS	3,601,765	2,108,426
UYU	180,761	156,714
PYG	38,020	51,614
Total non-current assets	1,245,949,253	1,190,340,804

CLP	1,022,206,452	995,052,679
UF	4,629,137	3,293,217
USD	85,647,997	49,546,618
Euros	94,776	1,175,166
ARS	94,820,789	100,999,679
UYU	17,895,768	18,840,142
PYG	20,654,334	21,433,303
Total non-current assets by currencies	1,245,949,253	1,190,340,804

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2017		As of December 31, 2016
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	16,761,881	36,829,777	19,600,116	47,079,817
CLP	1,621,976	17,844,529	1,097,815	39,944,625
UF	823,223	2,798,184	740,814	2,843,982
USD	10,096,603	10,571,414	11,280,437	388,874
Euros	694,056	355,650	523,079	-
ARS	3,122,166	4,971,531	5,542,674	3,263,782
UYI	403,857	288,469	406,353	638,554
Others currencies	-	-	8,944	-
Trade and other current payables	280,932,266	749,287	258,298,853	1,440,626
CLP	169,971,096	-	166,920,713	303,060
UF	5,847	-	30,798	-
USD	34,814,603	498,752	18,281,460	937,822
Euros	6,030,900	250,535	8,160,258	-
ARS	65,677,731	-	59,603,954	-
UYU	1,978,456	-	3,309,074	-
PYG	2,179,652	-	1,638,181	199,744
Others currencies	273,981	-	354,415	-
Accounts payable to related parties	10,069,043	-	9,530,071	-
CLP	4,616,727	-	5,329,217	-
USD	2,785,193	-	2,196	-
Euros	1,416,055	-	4,197,020	-
PYG	1,251,068	-	1,638	-
Other current provisions	297,500	52,275	339,072	70,092
CLP	-	52,275	-	70,092
ARS	297,500	-	339,072	-
Current tax liabilities	18,162,016	4,364,618	7,544,398	4,262,036
CLP	5,663,732	4,364,618	5,316,283	4,262,036
USD	-	-	22,183	-
ARS	12,383,112	-	1,966,866	-
UYU	115,172	-	239,066	-
Provisions for employee benefits	25,751,992	480,501	22,255,693	582,535
CLP	17,619,085	480,501	16,579,716	582,535
ARS	7,521,224	-	5,367,378	-
UYU	335,454	-	308,599	-
PYG	276,229	-	-	-
Other non-financial liabilities	25,891,422	48,406,877	24,421,940	46,948,032
CLP	25,865,201	48,406,877	24,388,426	46,948,032
ARS	26,221	-	33,514	-
Total current liabilities	377,866,120	90,883,335	341,990,143	100,383,138

CLP	225,357,817	71,148,800	219,632,170	92,110,380
UF	829,070	2,798,184	771,612	2,843,982
USD	47,696,399	11,070,166	29,586,276	1,326,696
Euros	8,141,011	606,185	12,880,357	-
ARS	89,027,954	4,971,531	72,853,458	3,263,782
UYU	2,429,082	-	3,856,739	-
PYG	3,706,949	-	1,639,819	199,744
UYI	403,857	288,469	406,353	638,554
Others currencies	273,981	-	363,359	-
Total current liabilities by currency	377,866,120	90,883,335	341,990,143	100,383,138

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2017			As of December 31, 2016
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	30,868,247	70,976,079	59,157,406	36,676,882	15,610,067	65,657,084
CLP	5,332,817	55,750,482	-	5,320,385	626,411	-
UF	22,924,023	15,225,597	59,157,406	17,811,112	14,983,656	65,657,084
USD	-	-	-	5,269,733	-	-
ARS	2,611,407	-	-	7,579,047	-	-
UYI	-	-	-	696,605	-	-
Trade and other non-current payables	541,783	-	-	1,082,898	-	-
CLP	404,081	-	-	808,160	-	-
UF	7,068	-	-	6,950	-	-
USD	130,634	-	-	267,788	-	-
Other non- current provisions	735,410	-	504,979	507,259	401,054	415,207
CLP	57,252	-	-	-	49,996	-
ARS	544,254	-	504,979	258,278	351,058	415,207
UYU	133,904	-	-	248,981	-	-
Deferred tax liabilities	27,074,149	9,333,081	57,942,881	26,487,686	7,963,522	52,364,250
CLP	26,303,193	8,892,998	53,811,477	26,183,335	7,767,522	48,824,727
ARS	735,208	431,503	2,703,872	287,582	191,721	2,048,919
UYU	-	-	989,517	-	-	1,040,704
PYG	35,748	8,580	438,015	16,769	4,279	449,900
Provisions employee benefits	301,903	-	23,215,106	335,925	-	21,496,490
CLP	-	-	20,052,918	-	-	18,481,842
ARS	-	-	3,162,188	-	-	3,014,648
PYG	301,903	-	-	335,925	-	-
Total non-current liabilities	59,521,492	80,309,160	140,820,372	65,090,650	23,974,643	139,933,031

CLP	32,097,343	64,643,480	73,864,395	32,311,880	8,443,929	67,306,569
UF	22,931,091	15,225,597	59,157,406	17,818,062	14,983,656	65,657,084
USD	130,634	-	-	5,537,521	-	-
ARS	3,890,869	431,503	6,371,039	8,124,907	542,779	5,478,774
UYU	133,904	-	989,517	248,981	-	1,040,704
PYG	337,651	8,580	438,015	352,694	4,279	449,900
UYI	-	-	-	696,605	-	-
Total non-current liabilities by currency	59,521,492	80,309,160	140,820,372	65,090,650	23,974,643	139,933,031

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 34 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations with third parties relating to lease operating and services agreements that can not be terminated is detailed as follows:

Lease operating and services agreements not to be terminated	As of December 31, 2017
ThCh$
Within 1 year	76,034,131
Between 1 and 5 years	114,491,827
Over 5 years	58,866,710
Total	249,392,668

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2017 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	161,359,622	15,331,741
Between 1 and 5 years	339,156,393	14,983,613
Over 5 years	37,054,453	95,823
Total	537,570,468	30,411,177

Capital investment commitments

As of December 31, 2017, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 46,613,721.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000. Those losses contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Trials and claim

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Viña Tarapacá Ex Zavala, Viña Misiones de Rengo S.A.	14th Civil Court of Santiago	28869-2007	Breach of contract.	Appeal of first instance verdict.	ThCh$ 50,000
Comercial CCU S.A.	Labour Court of Osorno	O-88-2017	Labor trial for layoff.	Appeal of first instance verdict.	ThCh$ 52,275
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	Pleading phase.	US$ 32,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Intempestive breach of distribution contract	Execution is pending.	US$ 74,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	Execution is pending.	US$ 41,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	On evidentiary phase.	US$ 53,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	Pleading phase.	US$ 56,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	Pleading phase.	US$ 56,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	Pleading phase.	US$ 42,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	On evidentiary phase.	US$ 42,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	Pleading phase.	US$ 59,000
Compañía Industrial Cervecera S.A. (CICSA)	-	-	City Council´s Administrative Claim related to advertising and publicity fees.	The process is in pre-trial administrative phase.	US$ 484,000

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Saenz Briones & Cía. S.A.I.C.	Court of first instance in Argentina	-	Labor trial for layoff.	On evidentiary phase.	US$ 64,000
Saenz Briones & Cía. S.A.I.C.	Court of first instance in Argentina	-	Labor trial for layoff.	On evidentiary phase.	US$ 91,000
Saenz Briones & Cía. S.A.I.C.	Court of first instance in Argentina	-	Labor trial for layoff.	On evidentiary phase.	US$ 87,000
Saenz Briones & Cía. S.A.I.C.	Court of first instance in Argentina	-	Labor trial for layoff.	On evidentiary phase.	US$ 55,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 1,300,695 and ThCh$ 1,248,243, as of December 31, 2017 and 2016, respectively (See Note 23).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 24.

Guarantees

As of December 31, 2017, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 21, is guaranteed by CCU S.A. through a stand- by unrestricted issued by Banco del Estado de Chile:

Institution	Amount	Due date
Banco de la Nación Argentina S.A.	US$ 7,000,000	December 31, 2018

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The subsidiary Finca La Celia S.A. maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco del Estado de Chile and they are within the financing policy framework approved by VSPT Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Santander Río	US$ 1,100,000	February 20, 2018
Banco BBVA Francés	US$ 1,500,000	June 30, 2018
Banco San Juan	US$ 1,200,000	June 30, 2018
Banco Patagonia	US$ 1,600,000	June 30, 2018
Banco Patagonia	US$ 1,600,000	July 7, 2021

Note 35 Environment

Distribution of CCU´s main environmental costs in the Industrial Units, accumulated to December 2017:

-       Industrial Waste Water Treatment (IWWT): 50.8%

These expenses are mainly related to the maintenance and control of the respective Industrial Waste Water Treatment Plants (IWWT).

-       Solid Industrial Residues (SIR): 36.4%

These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous Waste (ResPel) and valorisation of recyclable residues.

-       Gas Emission Expenses: 0.7%

These expenses are related to the calibration and verification of monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to provide compliance to rules and central and local government regulations.

-       Other Environmental Expenses: 12.1%

These expenses are related to the verification and compliance of Food Safety, Environmental Management and Operational Health & Safety Management Standards (ISO 22000, ISO 14001 and ISO 18001 OHSAS respectively) in CCU´s industrial sites and distribution centers, which are in different stages of implementation and certification. The implementation and certification of those three standards is a corporate goal of CCU.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The main expenses of each year, detailed by project, are the following:

Company that made the disbursement	Project	Expenses	For the years ended as of December 31,
			2017	2016	2015
			ThCh$	ThCh$	ThCh$
Cervecera CCU Chile Ltda.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	1,388,954	1,319,489	1,160,516
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	641,683	666,781	607,091
	Gases	Management of atmospheric emissions.	16,687	21,655	26,031
	Others	Management of internal and external regulatory compliance.	236,910	233,364	173,115
CCU Argentina S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	930,683	820,999	1,089,788
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	527,248	560,710	602,247
	Gases	Management of atmospheric emissions.	8,925	21,847	2,857
	Others	Management of internal and external regulatory compliance.	201,726	141,379	167,668
Cervecería Kunstmann S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	98,614	86,515	87,069
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	36,292	40,150	10,633
	Others	Management of internal and external regulatory compliance.	37,623	45,876	45,781
Compañía Pisquera de Chile S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	207,922	237,994	224,045
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	55,341	43,059	78,746
	Others	Management of internal and external regulatory compliance.	14,280	12,582	15,628
Transportes CCU Ltda.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	-	9,792	18,687
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	388,198	288,856	196,114
	Gases	Management of atmospheric emissions.	7,544	13,356	17,297
	Others	Management of internal and external regulatory compliance.	155,951	141,138	130,044
VSPT S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	417,134	454,828	381,893
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	202,204	165,697	172,089
	Others	Management of internal and external regulatory compliance.	21,916	10,916	5,227
Embotelladoras Chilenas Unidas S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	653,910	593,414	665,990
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	623,732	421,771	53,539
	Gases	Management of atmospheric emissions	16,400	14,305	10,233
	Others	Management of internal and external regulatory compliance.	119,226	156,295	96,019
Aguas CCU-Nestlé Chile S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	19,453	35,550	29,057
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	10,818	3,910	3,661
	Gases	Management of atmospheric emissions	400	-	-
	Others	Management of internal and external regulatory compliance.	67,023	69,330	50,904
Fàbrica de Envases Plàsticos S.A.	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	175,805	129,487	137,359
	Others	Management of internal and external regulatory compliance.	21,973	21,410	19,326

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The main disbursements (investment) of each year, detailed by project, are the following:

As of December 31, 2017
Company that made the disbursement	Project	Concept	Status [Finished, In process]	Disbursements made	Amount committed future periods	Estimated Completion Date Disbursements
				ThCh$	ThCh$
Cervecera CCU Chile Ltda.	IWWT	Temuco: replacement cells anaerobic reactor, extension of IWWT.	Finished	71,334	-	Finished
	SIR	Containers for glass and solid waste.	Finished	12,173	-	Finished
	Gases	Santiago: thermal plant improvements, videoconferencing rooms, steam and biogas meters; Temuco: fuel change from FO6 to LNG, boiler economizer 1 and 2 and improvements in steam consumption.	Finished	384,720	-	Finished
	Others	Santiago: DS 10 and DS 78 compliance, sanitary permits; Temuco: SEC certification of BG plant, fire sensors.	Finished	637,229	-	Finished
CCU Argentina S.A.	IWWT	IWWT stage 2 and 3, Salta.	In progress	509,641	109,047	Dec-18
	Others	Commitments ISO 22 K / 14K / 18 OSH.	Finished	16,518	-	Finished
Cervecería Kunstmann S.A.	Others	Plant insurance standardization.	Finished	197,979	-	Finished
Compañía Pisquera de Chile S.A.	IWWT	Process water meters.	Finished	4,918	-	Finished
	SIR	Containers for glass.	Finished	3,390	-	Finished
	Gases	4-ton/hr boiler.	Finished	185,663	-	Finished
	Others	PE: Casino Normalization.	Finished	421,118	-	Finished
Transportes CCU Ltda.	Gases	Electric forklift.	Finished	3,838,140	-	Finished
VSPT S.A.	IWWT	EE Generator for IWWT, water flowmeter plant and HC separator chamber.	Finished	21,694	-	Finished
	SIR	Hand dryers.	Finished	6,660	-	Finished
	Gases	Electrical meters, cold Insulation in G2 and cube, video system conference.	Finished	33,927	-	Finished
	Others	Extension of hazardous waste warehouse, VESDA fire detection in Isla de Maipo and Molina, DS 10 compliance, sulfur warehouse container, 900-liter diesel pond.	Finished	26,841	-	Finished
Embotelladoras Chilenas	IWWT	Santiago: COD measurement.	Finished	23,849	-	Finished
Unidas S.A.	Gases	Santiago: NOX NP Renca compensation and Condensate Recovery.	Finished	100,518	-	Finished
	Others	Santiago: DS 10 compliance, upgrade ammonia system, SEC electrical standardization and new hazardous waste warehouse. Antofagasta: chemicals warehouse, implementation of emergency brigade teams.	Finished	309,900	-	Finished
Aguas CCU-Nestlé	IWWT	IWWT Coinco.	Finished	1,133,835	-	Finished
Chile S.A.	Others	Decanter pond, steam pipes, soda pond, emergency brigade.	Finished	33,180	-	Finished
Fábrica de Envases Plásticos S.A.	Others	DS 43 and PREXOR compliance.	Finished	40,250	-	Finished

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2016
Company that made the disbursement	Project	Concept	Status [Finished, In process]	Disbursements made	Amount committed future periods	Estimated Completion Date Disbursements
				ThCh$	ThCh$
Cervecera CCU Chile Ltda.	IWWT	IWWT Temuco Stage II; IWWT expansion (Screw) Temuco.	In progress	2,854,428	156,383	Dec - 17
	SIR	Changing and increasing containers for glass and rubbish.	Finished	37,602	-	Finished
	Gases	Change fuel from FO6 to GNL Temuco, upgrade odor control, Quilicura thermal plant improvements, videoconferencing rooms.	In progress	265,248	103,093	Dec - 17
	Others	DS 10 and RE 43 compliance; Emergency brigade and fire protection system.	In progress	108,188	352,424	Dec - 17
CCU Argentina S.A.	IWWT	IWWT Stage 2 and 3, Salta.	In progress	217,401	134,386	Dec - 17
	Gases	Boiler 1 Economizer, Luján.	Finished	227,079	29,780	Finished
	Others	Fire Network in Distribution Center SV; Compromises ISO 22 K/14K/18 K OSHAS Luján.	In progress	32,360	25,076	Dec - 17
Cervecería Kunstmann S.A.	IWWT	New IWWT PTR – IC Technology.	In progress	2,050,705	548,710	Dec - 17
	Others	DIA; Increase installed power; Equipment protection structures.	In progress	33,835	278,000	Dec - 17
Compañía Pisquera de Chile S.A.	IWWT	IWWT, Change of hydro-ejectors, water plant and dam, IWWT improvement in Salamanca and Sotaquí, new sewage plant, water process meters.	Finished	133,879	6,864	Finished
	SIR	Improved sludge system; Containers for glass.	Finished	20,224	1,610	Finished
	Others	Requirement for ISO standards in Salamanca, Monte Patria, Sotaquí and Pisco Elqui; DS 10 compliance in Salamanca and Montepatria.	In progress	268,003	379,547	Dec - 17
Transportes CCU Ltda.	SIR	Ceiling of waste area in Llay Llay Distribution Center.	In progress	-	57,224	Dec - 17
	Gases	LED lighting in the Talca Distribution Center.	In progress	81,355	43,939	Dec - 17
	Others	Access to Copiapó DC and acoustic closure at the Cervecería Santiago DC.	In progress	138,743	103,057	Dec - 17
VSPT S.A.	IWWT	Sewage plant; Degassing pond improvement.	Finished	76,285	-	Finished
	SIR	Solid packing separator.	Finished	3,128	-	Finished
	Gases	Electric power generator for IWWT, power meters.	Finished	19,296	-	Finished
	Others	Fire network Molina, DS 10 compliance, standardization 5 dining rooms, autonomous breathing equipment.	Finished	220,005	-	Finished
Embotelladoras Chilenas Unidas S.A.	Gases	Condensate recovery, meters and monitoring of consumption, mantle insulation of boilers, heat recovery compressor discharge, upgrade exhaust gas analyzer, upgrade system control and installation of lighting system.	In progress	54,282	29,402	Dec- 17
	Others	Safety acid injection; Standardizing kitchen ECCUSA; autonomous breathing equipment to Santiago and Antofagasta.	In progress	112,904	27,843	Dec - 17
Aguas CCU-Nestlé	IWWT	IWWT Coinco.	In progress	559,569	410,347	Dec - 17
Chile S.A.	Gases	Lighting lines 1, 2 and 3, steam networks, solar Lighting.	Finished	21,425	-	Finished
	Others	Coinco flammables warehouse , RE 43 and DS 594 compliance.	In progress	28,694	222,221	Dec - 17
Fábrica de Envases Plásticos S.A.	Gases	Control of electrical variables, change of lighting.	In progress	187,373	22,404	Dec - 17
	Others	Risk Mitigation, reduction weight of PET bottles, bathroom expansion, various SIG -OCA, ammonia sensors	In progress	158,522	47,436	Dec - 17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 36 Subsequent Events

a)   The Consolidated Financial Statements of CCU S.A. have been approved by the Board of Directors on February 28, 2018.

b)   According to Note 1, point (6), the term of the Offer for the remaining shares of the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) expired on January 26, 2018. On January 29, 2018, the outcome notice of the tender offer was published, acquiring CCU Inversiones S.A. an additional 15.79% of said subsidiary for the amount of ThCh$ 49,222,782, equivalent to 6,310,613,119 shares, thus resulting in an 83.01% stake in VSPT.

c)   On January 12, 2018, CCU, through its subsidiary CCU Inversiones ll Limitada, paid a commited capital in Zona Franca Central Cervecera S.A.S for an amount of US$ 17,546,322, equivalent to ThCh$ 10,668,866.

d)   There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 28, 2018) that could significantly affect their interpretation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 28, 2018